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Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-137841

PROSPECTUS

$275,000,000

PQ Corporation

7 1/2% Series B Senior Subordinated Notes due 2013

        We pay interest on the notes on February 15 and August 15 of each year. The notes will mature on February 15, 2013.

        We may redeem some or all of the notes at any time on or after February 15, 2009 at the redemption prices set forth in this prospectus. We may redeem up to 35% of the aggregate principal amount of the notes on or prior to February 15, 2008 with the net proceeds from certain equity offerings. We may also redeem some or all of the notes at any time prior to February 15, 2009 at a redemption price equal to the make-whole amount set forth in this prospectus. In addition, if we undergo a change of control, we may be required to offer to repurchase the notes at the repurchase price set forth in this prospectus.

        The notes are our senior subordinated obligations and rank junior to all of our existing and future senior indebtedness. The notes are guaranteed on a senior subordinated unsecured basis by our existing domestic subsidiaries.

        We prepared this prospectus for use by J.P. Morgan Securities Inc. in connection with offers and sales related to market making transactions in the notes. J.P. Morgan Securities Inc. may act as principal or agent in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. We issued and delivered the notes referred to in this prospectus on June 21, 2006.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 10.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 4, 2007.

PROSPECTUS SUMMARY	1
RISK FACTORS	10
FORWARD-LOOKING STATEMENTS	23
MARKET SHARE AND INDUSTRY DATA	24
USE OF PROCEEDS	25
CAPITALIZATION	26
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	27
SELECTED HISTORICAL FINANCIAL INFORMATION	31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34
BUSINESS	54
MANAGEMENT	65
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	81
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	83
DESCRIPTION OF OTHER INDEBTEDNESS	86
DESCRIPTION OF THE NOTES	89
BOOK-ENTRY; DELIVERY AND FORM	146
PLAN OF DISTRIBUTION	148
LEGAL MATTERS	149
EXPERTS	149
WHERE YOU CAN FIND ADDITIONAL INFORMATION	149
INDEX TO FINANCIAL STATEMENTS	F-1

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. Before deciding to invest in our notes you should read this entire prospectus and should consider, among other things, the matters set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Unless the context otherwise requires, all references to the "company," "we," "us," and "our" refer to PQ Corporation and its subsidiaries. Our two principal businesses, the Chemicals division and the Engineered Glass Materials division, or the Potters division, are sometimes referred to herein as "Chemicals" and "Potters," respectively.

Our Company

        We are a leading global producer of inorganic specialty chemicals and engineered glass materials as measured in terms of sales. We conduct our operations through two principal businesses: our Chemicals division, which is a global manufacturer of sodium silicate and related high performance silicate-derivatives, and our Potters division, which is a global manufacturer of glass spheres used in highway safety and other specialty applications. Our products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and governmental end-markets. We sell our products in over 100 countries to thousands of customers. We operate 57 manufacturing sites in 19 countries on five continents and have a comprehensive global manufacturing and distribution network to serve the customers in our end-markets. For the year ended December 31, 2006, we generated sales of $708.6 million.

        We have historically generated stable unit volume growth and operating results. From 1995 to 2006, our sales grew organically and through small complementary acquisitions at a compounded annual growth rate of 5.6%. Many of our products are used in a variety of non-discretionary applications or non-cyclical end-markets, including consumer products, food and beverage, highway maintenance, industrial and institutional cleaning, rubber and plastics, and water treatment. Our exposure to economically cyclical end-markets is mitigated by the diversity and low end-market concentration of our broad product portfolio.

        The following table sets forth the sales and the percentage of total sales of our Chemicals division and Potters division for the year ended December 31, 2006, as well as the principal products and principal end-markets of our major product lines within each division.

Division	Sales		Principal Products		Principal End-Markets
(in millions)
Chemicals	$486.8	(69)%	•	Sodium silicate	•	Agriculture

			•	Magnesium sulfate	•	Chemical manufacturing
			•	Other industrial chemicals	•	Construction
					•	Consumer products
					•	Institutional & industrial cleaning
					•	Pulp & paper
					•	Rubber & plastics
					•	Water treatment
			•	Zeolite-based catalysts	•	Petrochemicals
			•	Silica gels	•	Plastics
					•	Food & beverage
			•	Zeolite	•	Consumer detergents
Potters	$221.8	(31)%	•	Solid glass spheres	•	Highway safety

					•	Metal finishing
			•	Hollow glass spheres	•	Polymer additives/fillers
			•	Conductive particles	•	EMI shielding materials
Total	$708.6	(100)%

  Chemicals Division

        Our Chemicals division, which accounted for $486.8 million, or 69%, of our sales for the year ended December 31, 2006, has been developing, manufacturing and distributing silicate-based specialty chemicals for over 140 years. We are the largest sodium silicates producers in North America. We operate 38 manufacturing facilities in 14 countries located in North America, Europe and Asia-Pacific. Our principal Chemicals division products include solid and liquid sodium silicate and silicate derivative products and an array of related high performance specialty chemicals, such as zeolite and zeolite-based catalysts, polyolefin catalysts, and silica gels. We are a recognized leader in silicate technology with strong market positions in North America, Europe, and Asia-Pacific. Sodium silicate and other silicate derivatives products such as potassium silicate, metasilicate and hydrous silicate are inorganic chemicals primarily used as building blocks to enhance the performance or quality of a diverse range of end products. Significant applications for our silicate products are (1) additives for downstream chemical manufacturing, (2) bleaching aids for pulp and paper manufacturing, (3) gelling or setting agents for soil stabilization in the construction industry, (4) corrosion inhibitors and coagulants for municipal water treatment processes, (5) additives for water-based petroleum drilling fluids that do not require remediation and (6) cleaning agents in laundry and other household detergents.

  Potters Division

        Our Potters division, which accounted for $221.8 million, or 31%, of our sales for the year ended December 31, 2006, is a recognized leader in engineered glass materials with over 90 years of industry expertise. We operate 22 manufacturing facilities in 11 countries throughout North America, Europe, Asia-Pacific and South America giving us close access to and quick delivery capabilities for our customers worldwide. In January 2007, we added three additional manufacturing sites as part of our acquisition of Flex-O-Lite. Our Potters division manufactures highly engineered solid and hollow glass spheres used in a variety of applications, such as (1) light reflective pavement markings found on highways and roads worldwide, (2) cost-effective polymer additives and fillers used to improve dimensional stability and reduce shrinkage and warping of plastic molded products, (3) conductive particles used in a variety of electronics and (4) blasting media for cleaning, finishing and peening high performance metals used in automotive, aerospace and other manufactured products and components.

Merger Transactions

        On February 11, 2005, we were acquired by Niagara Holdings, Inc. ("Holdings"), a newly formed Delaware corporation affiliated with J.P. Morgan Partners, LLC and certain affiliated funds ("JPMorgan Partners" or "JPMP"); and Peak Investments, LLC, (together with JPMP, the "Sponsors"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 2004, among PQ Corporation, Holdings and Niagara Acquisition, Inc., a wholly owned subsidiary of Holdings; (i) Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation surviving as a wholly owned subsidiary of Holdings, (ii) PQ Corporation redeemed the outstanding shares of its $16.44 Preferred Stock, Class A in accordance with the terms thereof; and (iii) the common shareholders of PQ Corporation (both Series A and Series B) and holders of options to purchase common stock of PQ Corporation received cash in exchange for their shares or for the cancellation of their options. We refer to the actions set forth in clauses (i), (ii) and (iii) as the "Merger".

        In connection with the Merger, affiliates of JPMorgan Partners and certain members of our senior management contributed approximately $163.6 million in cash to Holdings, which in turn was contributed to the common equity of Niagara Acquisition, Inc. The total merger consideration (including capitalized fees and expenses) paid was approximately $632.5 million. The merger consideration was funded with the proceeds from:

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  the investment by the Sponsors and certain members of our senior management in Holdings and the subsequent contribution of the cash proceeds from such investment to us as common equity;

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  our issuance of $275.0 million of 7.5% senior subordinated notes due 2013 (referred to herein as the "Notes") and the related subsidiary guarantees; and

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  term loan borrowings of $335.0 million under our senior secured credit facilities.

        In this prospectus, we refer to the Merger and the related financing described above, collectively, as the "Transactions". For purposes of identification and description, we are sometimes referred to as the "Predecessor" for the period prior to the Transactions on February 11, 2005, and the "Successor" for the period subsequent to the Transactions.

        The chart below summarizes our ownership and corporate structure after the completion of the Transactions.

(1)
Subsequent to the completion of the Transactions, the senior secured credit facility was amended to increase the senior secured term loan facility to $365 million. Due to regularly scheduled payments of principal under the senior secured term loans, as of December 31, 2006 the amount outstanding was $358.8 million.

(2)
The guarantors guarantee both the senior secured credit facility and the notes. We have four 50/50 equity joint ventures that do not guarantee the notes.

Our Majority Sponsor

        J.P. Morgan Partners, LLC is a private equity division of JPMorgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. JPMP has invested over $15 billion worldwide in consumer, media, energy, industrial, financial services, healthcare and technology companies since its inception in 1984.

        As of August 1, 2006, the investment professionals of JPMP formed entities independent of JPMorgan Chase. The buyout and growth equity professionals formed CCMP Capital Advisors, LLC, which manages JPMP's investment in Holdings pursuant to a management agreement with JPMorgan Chase & Co.

        JPMP is a registered investment adviser with the Securities and Exchange Commission.

Additional Information

        PQ Corporation is a Pennsylvania corporation. Our principal executive offices are located at 1200 West Swedesford Road, Berwyn, Pennsylvania, 19312, and our telephone number is (610) 651-4200. Our website address is www.pqcorp.com. The information contained on our website is not a part of this prospectus.

Terms of the Notes

Issuer	PQ Corporation
The Notes	$275,000,000 aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2013.
Maturity Date	February 15, 2013.
Interest	7 1/2% per annum, payable semiannually in arrears on February 15 and August 15.
Guarantees
All payments on the notes, including principal and interest, are jointly and severally guaranteed on a senior subordinated unsecured basis by each of our wholly owned domestic subsidiaries that guarantees indebtedness under our senior secured credit facilities.
Ranking	The notes and the subsidiary guarantees are senior subordinated obligations and rank:
• junior to all of our and our subsidiary guarantors' existing and future senior indebtedness;
• equally with any of our and our subsidiary guarantors' existing and future senior subordinated indebtedness;
• senior to any of our and our subsidiary guarantors' other future subordinated indebtedness; and
• effectively junior to (i) all of the liabilities of our subsidiaries that have not guaranteed the notes and (ii) all of our liabilities to the extent they are secured by our assets.
As of December 31, 2006:
• we and our subsidiaries had approximately $635.9 million of total indebtedness;
•
we and our subsidiary guarantors had $358.8 of senior indebtedness, with $94.1 million available and undrawn under our senior secured revolving loans facility (including letters of credit of $5.9 million outstanding); and
• our non-guarantor subsidiaries had aggregate indebtedness of $2.1 million and other liabilities of $85.4 million.
Optional Redemption
We may redeem some or all of the notes on or after February 15, 2009 at the redemption prices listed under "Description of the Notes—Optional Redemption." In addition, on or prior to February 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings. We may also redeem some or all of the notes prior to February 15, 2009 at a redemption price equal to the make-whole amount set forth under "Description of the Notes—Optional Redemption."

Change of Control
Upon certain change of control events, we will be required to make an offer to purchase each holder's notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control."
Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	incur additional indebtedness;
	•	pay dividends or make other distributions or repurchase stock;
	•	make investments;
	•	create liens;
	•	sell assets;
	•	engage in transactions with affiliates; and
	•	merge or consolidate with other companies or sell substantially all of our assets.
These covenants are subject to a number of important exceptions and limitations, which are described under "Description of the Notes."

Risk Factors

        Investment in the notes involves substantial risks. You should carefully consider the information in the "Risk Factors" section and all other information included in this prospectus before investing in the notes.

Summary Historical and Pro Forma Financial Information

        The following table presents our summary historical consolidated financial information and our summary pro forma consolidated financial information. The following information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our audited financial statements included elsewhere in this prospectus. For purposes of identification and description, the Company is referred to as the "Predecessor" for the periods prior to the consummation of the Transactions on February 11, 2005 and the "Successor" for the periods subsequent to the Transactions. The summary historical financial information for the year ended December 31, 2004, the six week period ended February 11, 2005, the forty-six week period ended December 31, 2005 and the year ended December 31, 2006 and as of December 31, 2005 and December 31, 2006 have been derived from our audited financial statements included elsewhere in this prospectus.

        The following summary unaudited pro forma condensed consolidated financial information for the year ended December 31, 2005 has been derived from the pro forma financial information under "Unaudited Pro Forma Condensed Consolidated Financial Information." The pro forma financial information has been prepared to give pro forma effect to the Transactions as if they had occurred on January 1, 2005. The pro forma financial information is for informational purposes only and does not purport to represent what our actual results or financial condition would have been had the Transactions actually been consummated on the dates indicated and do not purport to project our results of operations for any future period or our financial condition as of any future date. The unaudited pro forma condensed consolidated financial information has been prepared based upon currently available information and assumptions that we believe are reasonable. Such information and assumptions may prove to be inaccurate over time.

	Predecessor		Successor
	Year Ended December 31, 2004	Six Weeks Ended February 11, 2005	Forty-six Weeks Ended December 31, 2005	Year Ended December 31, 2006	Pro Forma Year Ended December 31, 2005
	(in thousands)
Statement of Operations Data:
Sales	$606,679	$64,195	$571,138	$708,589	$635,333
Cost of goods sold(1)	454,448	48,576	463,102	549,927	504,876

Gross profit	152,231	15,619	108,036	158,662	130,457
Selling, general and administrative expense	96,235	11,221	77,317	86,903	82,297
Other operating expense(2)	6,375	12,267	22,558	12,486	7,578

Operating income (loss)	49,621	(7,869)	8,161	59,273	40,582
Equity in net income (loss) from affiliated companies(3)	10,249	(265)	3,108	21,341	7,783
Interest expense, net	6,541	771	37,529	51,894	43,104
Other (income) expense(4)	1,684	356	8,218	(141)	995

Income (loss) before taxes and minority interest	51,645	(9,261)	(34,478)	28,861	4,266
Provision (benefit) for income taxes	12,926	(2,522)	361	13,997	9,015
Minority interest(5)	546	59	307	708	300

Net income (loss)	$38,173	$(6,798)	$(35,146)	$14,156	$(5,049)

Statement of Cash Flows Data:
Net cash from:
Operating activities	$87,927	$(6,965)	$18,719	$59,664
Investment activities	(33,308)	(2,358)	(658,218)	(32,059)
Financing activities	(53,163)	45,971	613,640	(35,608)
Other Financial Data:
Capital expenditures	35,509	$2,358	$25,733	$31,645
Depreciation and amortization(6)	36,097	4,436	40,174	46,810
Cash interest expense	7,304	183	30,429	50,133
Ratio of earnings to fixed charges(7)	6.31x	—	—	1.41x
Balance Sheet Data (at end of period):
Cash and cash equivalents	$12,809	$48,757	$22,972	$15,878
Working capital(8)	66,710	95,078	94,332	102,541
Property, plant and equipment, net	233,986	229,198	318,337	319,469
Total assets	509,513	548,065	1,029,873	988,279
Total debt	71,064	115,921	660,510	635,891
Capital stock subject to redemption	6,361	6,661	—	—
Total stockholders' equity	273,930	266,545	46,559	57,633

(1)
Cost of goods sold includes a charge of $10,935 for inventory purchase accounting adjustments to eliminate manufacturer's profit for the forty-six week period ended December 31, 2005.

(2)
Other operating expense generally consists of costs related to the Merger, asset impairment charges, gains and losses on the sale of assets, restructuring costs and amortization of intangible assets. The amounts for the six week period ended February 11, 2005 and the forty-six week period ended December 31, 2005, consists primarily of costs related to the Transactions.

(3)
Equity in net income (loss) from affiliated companies represents our share of net income in our 50/50 joint ventures. Included in the amount for the year ended December 31, 2006 and the forty-six week period ended December 31, 2005 is amortization of purchase accounting fair value adjustments related to our joint ventures of $1,190 and $6,144, respectively.

(4)
Other (income) expense consists of the amortization of deferred financing fees, the impact of gains or losses on foreign currency transactions denominated in currencies other than the functional currency of the relevant operations, and other non-operating income and expenses. Included in the amount for the forty-six week period ended December 31, 2005 is "make-whole" fees and bridge financing fees of $7,579.

(5)
Minority interest represents the portion of net income attributed to ownership interests of third parties in our subsidiaries that are not wholly owned by us, principally our Chemicals subsidiary in Mexico.

(6)
Included in depreciation and amortization expense for the year ended December 31, 2006 and the forty-six week period ended December 31, 2005 is $5,860 and $5,295, respectively, of additional intangible amortization related to purchase accounting fair value adjustments.

(7)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings include net income (loss) before taxes less equity in net income (loss) from affiliated companies plus dividends received from affiliated companies and fixed charges. Fixed charges include interest expense (plus capitalized interest cost), amortization of debt expense and the implied interest component of operating lease expense. Our earnings would have been insufficient to cover our fixed charges by $8,996 and $31,086 for the six weeks ended February 11, 2005 and for the forty-six weeks ended December 31, 2005, respectively.

(8)
Working capital represents current assets less current liabilities.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are all of the known risks that we currently deem material. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment.

Risks Relating to the Notes

  Our substantial leverage and significant debt service obligations could adversely affect our ability to fulfill our obligations, including the notes, and make it more difficult for us to fund our operations.

        As of December 31, 2006, our total indebtedness was $635.9 million and we had $94.1 million available for additional borrowing under our senior secured credit facility. In addition, although the terms of our existing indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Our substantial level of indebtedness could have important negative consequences on our financial condition, including:

  •
  we may have difficulty satisfying our obligations with respect to the notes;

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

  •
  our leverage could place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  we may not have sufficient funds available, and our debt level may also restrict us from raising the funds necessary, to repurchase all of the notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the notes.

  Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

        The terms of the indenture governing the notes and our senior secured credit facility contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we could incur significant additional indebtedness in the future, all of which could constitute senior indebtedness for purposes of the notes. As of December 31, 2006, we had $94.1 million available for additional borrowing under our senior secured credit facility. The more we become leveraged, the more we, and in turn the holders of the notes, become exposed to the risks described above under "—Our substantial leverage and significant debt service obligations could adversely affect our ability to fulfill our obligations, including the notes, and make it more difficult for us to fund our operations."

  We are subject to a number of restrictive covenants which, if breached, may restrict our business and financing activities.

        Our senior secured credit facility and the indenture governing the notes contain, and the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability to:

  •
  incur additional debt;

  •
  pay dividends and make distributions;

  •
  issue stock of subsidiaries;

  •
  make certain investments;

  •
  repurchase stock;

  •
  create liens;

  •
  enter into affiliate transactions;

  •
  enter into sale-leaseback transactions;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        In addition, our senior secured credit facility includes other more restrictive covenants and prohibits us from prepaying our other indebtedness, including the notes, while borrowings under our senior secured credit facility are outstanding. Our senior secured credit facility also requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios some of which become more restrictive over time. Our ability to comply with these ratios may be affected by events beyond our control.

        A failure to comply with the covenants contained in the credit agreement governing our senior secured credit facility could result in an event of default under the facility, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our senior secured credit facility, the lenders thereunder:

  •
  will not be required to lend any additional amounts to us;

  •
  could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable;

  •
  could effectively require us to apply all of our available cash to repay these borrowings even if they do not accelerate the borrowings; and

  •
  could prevent us from making debt service payments on the notes.

These actions could result in an event of default under the indenture for the notes.

        If the indebtedness under our senior secured credit facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See "Description of Other Indebtedness" and "Description of the Notes."

  To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our interest expense for the year ended December 31, 2006, excluding amortization of deferred financing fees, was approximately $49.5 million.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity and we may not be able to refinance any of our indebtedness, including our senior secured credit facility and the notes, on commercially reasonable terms or at all.

        Without a refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Furthermore, the Sponsors have no continuing obligation to provide us with debt or equity financing. Our senior secured credit facility and the indenture governing the notes limit our ability to sell assets and also restrict the use of proceeds from that sale. Moreover, our senior secured credit facility is secured on a first-priority basis by certain of our assets, and the notes and the guarantees are unsecured. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations on the notes. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay you in the event of an acceleration of the notes.

  We may not have access to the cash flow and other assets of our non-guarantor subsidiaries that may be needed to make payment on the notes.

        Although much of our business is conducted through our subsidiaries, not all of our subsidiaries will guarantee the notes. Accordingly, our ability to make payments on the notes may be or become dependent on the earnings and the distribution of funds from our non-guarantor subsidiaries. Our subsidiaries are permitted under the terms of the indenture to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our non-guarantor subsidiaries will permit these subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due. In addition, to the extent the guarantees of the notes by our guarantor subsidiaries may be limited or unenforceable, we may also not be able to access the earnings of those subsidiaries to help service the notes. See "—Federal and state statutes allow courts, under specific circumstances, to void the notes, guarantees and require note holders to return payments received."

  Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors. Furthermore, the guarantees of the notes are effectively subordinated to all our guarantors' existing and future secured indebtedness.

        Holders of our secured indebtedness and the secured indebtedness of the subsidiary guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and Holdings are party to the senior secured credit facilities, which are secured by liens on substantially all of our assets and the assets of the guarantors. The notes are effectively subordinated to all that secured indebtedness.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of secured indebtedness will have prior claim to those of our or the subsidiary guarantors' assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

        As of December 31, 2006, the aggregate amount of our secured indebtedness and the secured indebtedness of the subsidiary guarantors was approximately $358.8 million, and approximately $94.1 million would have been available for additional borrowing under the senior secured credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

  Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors' existing senior indebtedness and possibly to all their future borrowings.

        The notes and the guarantees rank behind all of our and the subsidiary guarantors' existing senior indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the guarantors' senior debt will be entitled to be paid in full before any payment may be made with respect to the notes or the guarantees.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantor subordinated indebtedness in the assets remaining after we and the subsidiary guarantors have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of the notes may receive less, ratably, than the holders of our senior debt.

        As of December 31, 2006, the notes and the guarantees were subordinated to $358.8 million of senior debt and approximately $94.1 million was available for borrowing as additional senior debt under our senior secured credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

  Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries and joint ventures declare bankruptcy, liquidate or reorganize.

        The notes are structurally subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes. In addition, our joint ventures are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries or joint ventures, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries or joint ventures before any assets are made available for distribution to us. The notes will not be guaranteed by any of our non-U.S. subsidiaries or by any of our joint ventures. Our foreign subsidiaries and joint ventures are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the subsidiary guarantors have to receive any assets of any of our foreign subsidiaries and joint ventures upon their bankruptcy, liquidation or reorganization, and the consequent rights of holders of notes to realize proceeds from the sale of any of their assets, will be effectively subordinated to the claims of creditors of these subsidiaries and joint ventures, including trade creditors and holders of preferred equity interests.

        As of December 31, 2006, the notes were effectively junior to $85.4 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated approximately 44% of our sales in the year ended December 31, 2006 and held approximately 30% of our consolidated assets as of December 31, 2006.

  We may not be able to repurchase the notes upon a change of control.

        Upon the occurrence of certain change of control events, we will be required to offer to repurchase all notes that are outstanding at 101% of the principal amount thereof, plus any accrued and unpaid interest. Our senior secured credit facility provides that certain change of control events (including a "Change of Control" as defined in the indenture governing the notes) constitute a default. Any future credit agreement or other agreements relating to indebtedness to which we become a party would likely contain similar provisions. If we experience a change of control that triggers a default under our senior secured credit facility, we could seek a waiver of such default or seek to refinance our senior secured credit facility. In the event we do not obtain such a waiver or refinance the senior secured credit facility, such default could result in amounts outstanding under our senior secured credit facility being declared due and payable. In the event we experience a change of control that results in our having to repurchase your notes, we may not have sufficient financial resources to satisfy all of our obligations under our senior secured credit facility and the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture.

        In addition, the change of control covenant in the indenture governing the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. Furthermore, the definition of "Permitted Holders" under the indenture governing the notes includes a "group" in which the Sponsors, their affiliates and officers of our company collectively have beneficial ownership, directly or indirectly, of more than 50% of the total voting power of the voting stock of Holdings or any of its direct or indirect parent entities owned by such group. As a result, the Sponsors may be able to transfer a significant portion of their holdings in our company without triggering a change of control under the indenture. See "Description of the Notes—Certain Covenants," "—Repurchase at the Option of Holders—Change of Control" and "—Certain Definitions—Permitted Holders."

  Federal and state statutes allow courts, under specific circumstances, to void the notes and guarantees and require note holders to return payments received.

        The notes and related guarantees were issued in exchange for our Series A 7 1/2% Senior Subordinated Notes due 2013 and related guarantees, which we originally issued on February 11, 2005. The proceeds from the sale of the Series A notes and related guarantees were used, together with other funds, to satisfy the purchase price of the Merger. If we or any guarantor becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes or a guarantee, as the case may be. A court might do so if it found that when we issued the notes or the guarantor entered into its guaranty or, in some states, when payments became due under the notes or a guarantee, we or the guarantor received less than reasonably equivalent value or fair consideration and either:

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  was or was rendered insolvent;

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  was left with inadequate capital to conduct our or its business, as applicable; or

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  believed or reasonably should have believed that we or it would incur debts beyond our or its ability to pay, as applicable.

        The court might also void the issuance of the notes or a guaranty, without regard to the above factors, if the court found that we issued the notes or the guarantor entered into its guaranty with actual intent to hinder, delay or defraud our or its creditors, as applicable.

        A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guaranty, respectively, if we or the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or a guaranty, you would no longer have a claim against us or the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider us or a guarantor insolvent if:

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  the sum of our or its debts, as applicable, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of our or its assets, as applicable;

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  the present fair saleable value of our or its assets, as applicable, was less than the amount that would be required to pay our or its probable liability on our or its existing debts, as applicable, including contingent liabilities, as they become absolute and mature; or

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  we or it could not pay our or its debts as they became due.

        Each guaranty contains a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guaranties from being voided under fraudulent transfer law or may reduce or eliminate the guarantor's obligation to an amount that effectively makes the guaranty worthless.

  An active trading market may not develop for the notes.

        The notes constitute new issues of securities for which there is no established trading market. We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by J.P. Morgan Securities Inc. that J.P. Morgan Securities Inc. intends to make a market in the notes. J.P. Morgan Securities Inc. is not obligated to do so, however, and any market making activities with respect to the notes may be discontinued at any time without notice. In addition, such market making activity will be subject to limits imposed by the Securities Act and the Exchange Act. Because J.P. Morgan Securities Inc. may be construed to be our affiliate, J.P. Morgan Securities Inc. may be required to deliver a current "market making" prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of J.P. Morgan Securities Inc. to make a market in the notes may, in part, depend on our ability to maintain a current market making prospectus.

        In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the notes.

  We are controlled by an affiliate of JPMP and its interests as an equity holder may conflict with yours as a creditor.

        Affiliates of JPMP own substantially all of Holdings' common stock. Accordingly, JPMP and its affiliates have the power to control us. The interests of JPMP and its affiliates as equity holders may not in all cases be aligned with yours. For example, our equity holders have an interest in causing us to pay cash dividends and/or to enter into certain financing transactions, even though these transactions might result in our being more highly leveraged. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from JPMP or other investors to reduce our leverage and pay our debts, while JPMP might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Additionally, JPMP and certain of its affiliates are in the business of making investments in companies and currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in the chemical or glass industries that complement or directly or indirectly compete with certain portions of our business. Further, if they pursue such acquisitions in the chemical or glass industry, those acquisition opportunities may not be available to us. So long as JPMP and its affiliates continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

Risks Relating to Our Business

  We face substantial competition in the markets in which we operate.

        Some of the markets in which we operate for the Chemicals and Potters divisions are highly competitive, and this competition could harm our business and our corresponding, results of operations, cash flow and financial condition. The markets in Europe and certain Asia-Pacific regions are particularly competitive due to the number of both large international producers and smaller regional competitors as well as producers in China. We believe that the most significant competitive factor for these products is selling price and quality. We could be subject to adverse results caused by our competitors' pricing decisions. In addition, current and anticipated future consolidation among our competitors and customers may cause us to lose market share as well as put downward pressure on pricing. In addition, some of our competitors may be larger, may have greater financial resources and/or may have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within the industries in which we compete and throughout the economy as a whole.

  Alternative technology may eliminate the need for our specialty chemicals and engineered glass products.

        Our customers may pursue alternative technology that could eliminate the need for specialty chemicals and engineered glass materials. The potential development and implementation of new technology could seriously impair our ability to profitably market some of our products if we are unable to respond appropriately to such new developments. If we do not compete successfully, our business, financial condition and results of operations could be adversely affected.

  Increased costs of raw materials and natural gas may result in increased operating expenses and adversely affect our results of operations and cash flow.

        To produce basic chemicals and engineered glass, we purchase significant amounts of raw materials, such as soda ash, cullet, industrial sand, ATH, and sodium hydroxide (commonly known as caustic soda). The cost of these raw materials, in the aggregate, represents a substantial portion of our operating expenses. Our results of operations have been and could in the future be significantly affected by increases in these costs. In addition, if any of the raw materials that we use become unavailable within the geographic area from which they are now sourced, then we may not be able to obtain suitable and cost effective substitutes. Any interruption of supply or any price increase of raw materials could adversely affect our profitability.

        We purchase our North American soda ash requirements through long-term supply contracts and have historically been able to mitigate exposure to increases in market pricing. As these contracts expire, we cannot provide assurance that we will be able to renegotiate or enter into new supply contracts that will offer protection from market fluctuations or be on terms that are satisfactory to us. We typically do not enter into any forward contracts to hedge raw material price risks that we face. In the event of future price increases in soda ash or any of the other raw materials necessary to produce our basic chemicals, we may not be able to match raw material price increases with corresponding product price increases. Although in the past we have entered into long-term supply contracts for certain of our raw materials, we cannot provide assurance that in the future we will enter into such contracts or that any such contracts will be on favorable terms or will adequately protect us against increases in the costs of raw materials.

        In addition, we purchase significant amounts of natural gas to supply the energy required in our production processes for our products. The cost of natural gas has significantly increased in the last few years, and our results of operations have been affected by these increases. We have attempted to mitigate our exposure to energy price volatility by implementing a hedging program in the U.S., and entering into forward purchases in the U.S., Canada and Europe, however we cannot provide assurance that our hedging strategy will be successful. If energy prices continue to rise, our profitability could be adversely affected.

  Demand for some of our products is seasonal and we may experience prolonged depressed market conditions for our products.

        Our Potters division, which accounted for 31% of our sales for the year ended December 31, 2006, typically experiences seasonal fluctuations in sales and profitability, with generally lower sales and profit in the first and fourth quarters of our fiscal year. This seasonality is due to the fact that highway reflectorized striping projects typically occur during warmer weather months. As a result, our working capital requirements tend to be higher in the first and fourth quarter and, accordingly, can adversely affect our liquidity and cash flow. In addition, sales in our Chemicals division, which accounted for 69% of our sales for the year ended December 31, 2006, reflect the general cyclical pattern of the industries for the end users of our chemical products. In general, downturns in economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. Future economic conditions may not be favorable to our industry and future growth in demand for our products if any, may not be sufficient to alleviate any existing or future conditions of excess industry capacity. In addition, sales of certain of our products, including a substantial portion of our Chemicals division's products, are dependent upon the continued demand from a number of key customers. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could have a material adverse effect on our financial condition and results of operations and could also result in impairments of certain of our assets. We cannot provide assurance that a continuation of current economic conditions or a further economic downturn in one or more of the geographic regions in which we sell our products would not have a material adverse effect on our results of operations.

  Reductions in highway safety spending could result in a decline in our sales.

        Approximately 56% of our sales in the Potters division for the year ended December 31, 2006 were derived from highway safety spending. Sales of our Potters division products to the highway safety end-market is in part dependent upon federal, state, local and foreign government budgets. A decrease in or termination of governmental budgeting for new highway safety programs or a significant decrease in the use of our materials in any new highway safety projects could have an adverse effect on our business, financial condition, results of operations or cash flows by decreasing the profitability of our Potters division. See "Business—Potters Division."

  As a global business, we are exposed to local business risks in different countries which could have a material adverse effect on our financial condition, results of operations and cash flows.

        We have significant operations in many countries, including manufacturing sites, research and development facilities and sales personnel and customer support operations. Currently, we operate 57 sites in 19 countries. In January 2007, we added three additional manufacturing sites as part of our acquisition of Flex-O-Lite. For the year ended December 31, 2006, our foreign subsidiaries accounted for 46% of our sales. Our operations are affected directly and indirectly by global regulatory, economic and political conditions, including:

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  new and different legal and regulatory requirements in local jurisdictions;

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  export duties or import quotas;

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  domestic and foreign customs and tariffs or other trade barriers;

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  potential difficulties in staffing and labor disputes;

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  managing and obtaining support and distribution for local operations;

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  increased costs of, and availability of, transportation or shipping;

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  credit risk and financial conditions of local customers and distributors;

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  potential difficulties in protecting intellectual property;

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  risk of nationalization of private enterprises by foreign governments;

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  potential imposition of restrictions on investments;

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  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  capital controls;

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  potential difficulties in obtaining and enforcing legal judgments in jurisdictions outside the U.S.;

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  potential difficulties in obtaining and enforcing relief in the U.S. against parties located outside the U.S.;

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  foreign exchange restrictions and fluctuations; and

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  local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

        In addition, our facilities may be targets of terrorist activities that could result in full or partial disruption of the activities of such facilities.

  If we lose certain key personnel or are unable to hire additional qualified personnel, our business could be adversely affected because we may not be able to execute our business strategy.

        Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production and distribution and, in particular, upon the efforts and abilities of our executive management group. Although we believe that we are currently adequately staffed in key positions, we cannot provide assurance that we will be able to retain such personnel on acceptable terms or at all. Michael Boyce became our chief executive officer upon the consummation of the

Transactions. If we lose the service of any member of our executive management group, including Mr. Boyce, we may not be able to hire replacements with the same level of industry experience and knowledge necessary to execute our business strategy, which in turn could have a material adverse effect on our business, financial condition, results of operations or cash flows.

  Certain of our businesses are subject to government regulation, and could be adversely affected by future governmental regulation.

        In order to obtain regulatory approval of certain of our new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate sales from those products, and those sales may be important in funding our significant debt service obligations.

        New laws and regulations, and changes in existing laws and regulations, may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, as discussed in more detail in "Business—Environmental Regulations," we may be materially impacted by the EU regulation commonly known as REACH. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, we benefit from certain trade protections, including antidumping protection. If we were to lose these protections, our results of operations could be adversely affected.

  Exchange rate fluctuations could adversely affect our results of operations and cash flows.

        As a result of our international operations, for the year ended December 31, 2006, we generated 46% of our sales and incurred a significant portion of our expenses in currencies other than U.S. dollars. To the extent we are unable to match sales made in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our financial condition, results of operations or cash flows. Additionally, because our consolidated financial results are reported in dollars, if we generate sales or earnings in other currencies, the translation of those results into dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars even though a significant percentage of our cash flow is generated in foreign currencies. The main currencies to which we are exposed, besides the U.S. dollar, are the euro, the Canadian dollar, the Mexican peso and the Australian dollar. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. In addition, currency fluctuations may affect the comparability of our results of operations and cash flows between financial periods.

        In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations and cash flows. We have in the past experienced economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Any future fluctuations may have a similar or greater impact on our business since we expect that the amount of our sales denominated in non-dollar currencies may increase in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

  We may be liable for damages based on product liability claims brought against us and our customers in our end-use markets.

        The sale of our products involves the risk of product liability claims. Certain of our products provide critical performance functions to our customers' end-products. Some of our products are used in and around other chemical manufacturing facilities, highways, airports and other locations where personal injury or property damage may occur. There can be no assurance that our products will not be the subject of product liability claims or suits. In addition, if a person brings a product liability claim or suit against one of our customers, this customer may attempt to seek a contribution from us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments for which we are not otherwise indemnified could have a material adverse effect on our financial condition, results of operations or cash flows.

  Environmental, health and safety matters could require material expenditures and changes in our operations.

        We are subject to local, state, federal and foreign environmental, health and safety laws and regulations concerning, among other things, emissions to the air, discharges to land and water, the generation, handling, treatment and disposal of, or exposure to, hazardous substances. Our facilities typically require operating permits that are subject to renewal. Compliance with environmental laws and regulations may require us to make significant site or operational modifications at substantial cost. Environmental laws and regulations are complex, and both the laws and regulations and the interpretation thereof change frequently and have tended to become more stringent over time. We cannot provide assurance that we have been, or will be at all times, in compliance with all of these requirements and that the resolution of these environmental matters will not have a material adverse effect on our results of operations, financial condition and cash flows in any given period.

        Non-compliance with, or claims arising under, environmental laws and regulations could subject us to material liabilities, such as fines, damages, criminal or civil sanctions and remediation costs, or result in interruptions in our operations. We are involved from time to time in administrative or legal proceedings relating to environmental matters. For example, as discussed in more detail in "Business—Legal Proceedings," we are on probation until May 2007 as a result of our pleading guilty in 2004 to felony violations of the federal Clean Water Act for unauthorized discharges from three of our facilities.

        Under certain environmental laws, liability for the cleanup of contaminated sites can be imposed retroactively and on a joint and several basis. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated, and regardless of fault, knowledge, timing or cause of the contamination. In addition, we may face liability for personal injury, property damage, and natural resource damage resulting from environmental conditions attributable to us. We are currently, and may in the future be, responsible for some or all of the investigation or remediation costs for certain contaminated property, including property where we have disposed of our waste. The discovery of currently unknown contaminants or the imposition of additional cleanup obligations at these or other properties could result in significant liabilities. Such environmental liabilities attached to our properties or for which we are otherwise responsible could have a material adverse effect on our results of operations or financial condition. For further discussion of these and other issues, see "Business—Environmental Regulations."

        Further, we are exposed to the risks and hazards associated with chemical manufacturing and the related use, storage and transportation of raw materials, products and wastes in or from our manufacturing sites or our distribution centers. These hazards could lead to an interruption or suspension of operations, and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our company as a whole.

  Acquisitions that we pursue may present unforeseen integration obstacles or costs.

        We may selectively pursue complementary acquisitions and joint ventures, each of which inherently involve a number of risks and present financial, managerial and operational challenges, including:

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  potential disruption of our ongoing business and distraction of management;

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  difficulty with integration of personnel and financial and other systems;

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  hiring additional management and other critical personnel; and

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  increasing the scope, geographic diversity and complexity of our operations.

        In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

  Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

        Protection of our proprietary processes, methods, compounds and other technologies is important to our business. We depend upon our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on a combination of patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. We currently own approximately 60 patented inventions, with 207 patents issued in countries around the world and over 40 patent applications pending worldwide. Some of these patents are licensed to others. In addition, we have acquired the rights under patents and inventions of others through licenses.

        Measures taken by us to protect these assets and rights may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. In addition, our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot provide assurance that any pending patent application filed by us will result in an issued patent or, if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business, financial condition, results of operations and cash flows.

  Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

        Although it is our policy and intention not to infringe valid patents, in the future our processes and products may inadvertently infringe on issued patents or other intellectual property rights of others. For example, our products or our technology may unintentionally be subject to filed patent applications by third parties that cover our products or technology. If patents are subsequently issued on these applications or if patents that cover our products or technology are already in existence, we may be liable for infringement. We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our business. If we were to discover that our processes or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Other Risks

  Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

        The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us have increased the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We expect to experience greater outside and internal costs as a result of our continuing efforts to comply with the Sarbanes-Oxley Act, including provisions that are not currently applicable to us but will become so.

        We are currently not required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we file our Annual Report on Form 10-K for our fiscal year ending December 31, 2007, so long as we continue to meet the definition of a non-accelerated filer. In our Annual Report on Form 10-K for the year ending December 31, 2007, our management will be required to provide an assessment as to the effectiveness of our internal control over financial reporting, which assessment will be deemed furnished to rather than filed with the Securities and Exchange Commission. In our Annual Report on Form 10-K for the year ending December 31, 2008 and for each fiscal year thereafter, our management will be required to provide an assessment as to the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to provide an attestation as to our management's assessment, which assessment and attestation will be filed with the Securities and Exchange Commission.

        We believe that we will be able to timely meet our obligations under Section 404 and that our management will be able to certify as to the effectiveness of our internal control over financial reporting. However, we have in the past identified material weaknesses in our internal control over financial reporting which have since been corrected, and we may identify additional deficiencies or material weaknesses that we cannot remedy in a timely manner. In such event, we may be unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Readers can identify these statements by the fact that they do not relate strictly to historical or current events. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

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  our business strategies and implementation of our business plans as discussed under "Business—Our Business Strategy."

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  our leverage and ability to service debt;

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  changes in demand for our products;

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  competition;

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  fluctuations in interest rates, exchange rates and currency values;

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  availability and pricing of raw materials;

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  fluctuations in energy prices;

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  changes in the end-use markets in which our products are sold;

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  changes in the general economic conditions in North America and Europe and in other locations in which we currently do business;

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  technological changes affecting production of our materials; and

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  governmental and environmental laws and regulations and changes in those laws and regulations.

        There are a number of variables that could cause our actual results to differ materially from the forward-looking statements in this prospectus. Forward-looking statements can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, we cannot provide assurance that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.

        Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Also, please note that we provide a cautionary discussion of risks and uncertainties under the caption "Risk Factors" in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect our business and results of operations.

MARKET SHARE AND INDUSTRY DATA

        Unless otherwise indicated, all information contained in this prospectus concerning the specialty chemicals and engineered glass materials industry in general, including information regarding (1) our market position and market share within our industries and our end-use markets, (2) historical data concerning pricing, sales, volume and capacity and growth of sales, volume and capacity in our industry and our end-use markets and (3) expectations regarding future growth of sales, volume or capacity in our industry and our end-use markets, is based on management's estimates. Such estimates are derived from our own internal company research and publicly available information released by third party sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation.

        Our internal company research has not been independently verified by any independent source, and we have not independently verified any of the data from third party sources and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any industry data presented herein, estimates, in particular as they relate to general expectations concerning the specialty chemicals and engineered glass industries, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Forward-Looking Statements" and "Risk Factors" in this prospectus.

USE OF PROCEEDS

        This prospectus is delivered in connection with the sale of the notes by J.P. Morgan Securities Inc. in market making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006 on an actual basis. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

December 31, 2006
(in thousands)
Cash and cash equivalents	$15,878

Long-term debt (including current portion):
Notes payable	$2,130
Senior secured term loans	358,761
Senior secured revolving loans(1)	—
Senior subordinated notes due 2013	275,000

Total long-term debt (including current maturities)	635,891
Stockholder's equity	57,353

Total capitalization	$693,244

(1)
The senior secured revolving loans facility provides for up to $100.0 million of revolving credit borrowings and letters of credit, with approximately $5.9 million of letters of credit outstanding and $94.1 million of availability as of December 31, 2006.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma information is derived from our financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2005. The unaudited pro forma financial information is presented for the year ended December 31, 2005. The Company is referred to as the "Successor" for the historical forty-six week period ended December 31, 2005 and the "Predecessor" for the historical six week period ended February 11, 2005.

        The unaudited pro forma adjustments are based upon available information, the structure of the Transactions and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information does not purport to represent what our results of operations would have been had the Transactions actually occurred on the date indicated, nor do they purport to project our results of operations for any future period. The information set forth below should be read together with the other information contained under the captions "Use of Proceeds," "Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements included elsewhere in this prospectus.

PQ Corporation and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Year Ended December 31, 2005
(in thousands)

	Historical
	Successor	Predecessor			Pro Forma
	Six Weeks Ended February 11, 2005	Forty-Six Weeks Ended December 31, 2005	Adjustments		Fifty-Two Weeks Ended December 31, 2005
Sales	$571,138	$64,195	$—		$635,333
Cost of goods sold	463,102	48,576	83 (10,935 4,050	(a) )(b) (d)	504,876

Gross Profit	108,036	15,619	6,802		130,457
Selling, general and administrative expense	77,317	11,221	10 (430 (2,405 (3,338 (78	(a) )(c) )(g) )(h) )(d)	82,297
Other operating expense (income)	22,558	12,267	653 (29,900 2,000	(d) )(i) (l)	7,578

Operating income (loss)	8,161	(7,869)	40,290		40,582
Equity in net income from affiliated companies	3,108	(265)	4,940	(k)	7,783
Interest expense, net	37,529	771	4,804	(e)	43,104
Other non-operating expense (income), net	8,218	356	(7,579	)(j)	995

Income (loss) before income taxes	(34,478)	(9,261)	48,005		4,266
Provision (benefit) for income taxes	361	(2,522)	11,176	(f)	9,015
Minority interest	307	59	(66)		300

Net (loss) income	$(35,146)	$(6,798)	$36,895		$(5,049)

PQ Corporation and Subsidiaries
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations
(in thousands)

(a)
Represents incremental depreciation expense on fair market value adjustments for property plant and equipment. The company estimated an average useful life of 20 years for buildings and improvements, 6.5 years for plant and equipment and 4 years for other personal property for the property plant and equipment valuation adjustments.

(b)
Represents elimination of the impact on cost of goods sold resulting from the sale of the FIFO and average cost basis inventory that was revalued in purchase accounting in order to eliminate manufacturer's profit.

(c)
Represents the reduction in pension expense due to elimination of amortization expense associated with the unamortized transition obligation, and unrecognized actuarial losses and prior service costs that were recognized in connection with the application of purchase accounting.

(d)
Represents the amortization expense on the purchase accounting adjustments for identifiable intangible assets. Amortization periods on these intangibles are 40 years for customer relationships, 12 years for technical know-how, 3 years for non-compete agreements and approximately 3 years for supplier contracts. Trade names have been determined to have indefinite lives.

(e)
Increased interest expense is based upon the debt incurred to effect the financing of the Merger:

Year Ended December 31, 2005
Subordinated notes(1)	$20,625
Senior credit facility(1)(3)	18,425
Revolving credit facility commitment fee(1)	500
Deferred financing fees(2)	2,260
Adjustment to reverse historical interest expense, net of interest on capital leases still in effect	(37,006)

Total	$4,804

  (1)
  The interest rate is 7.5% on the $275,000 subordinated notes and 5.5% on the $365,000 senior credit facility (LIBOR plus 200 basis points) for the term loan with a commitment fee of 0.5% on the unutilized portion of the revolving credit facility. None of the $100,000 revolver was utilized in the above computation.

  (2)
  Capitalized debt issuance costs of $16,503 amortized over a range of 6–8 years.

  (3)
  A change in the interest rate of one-eighth of one percent would change interest expense by $419, assuming the revolver was undrawn.

(f)
Income taxes reflect the tax effect of the pro forma adjustments on a consolidated company basis. The net tax benefit is calculated at blended federal and state rate of 38.25%, consisting of a federal tax rate of 35% and an average state tax rate of 5.5% (3.25% after-tax), taking into consideration adjustments for certain non-deductible expenses.

(g)
Represents the reversal of stock compensation expense related to the acceleration of the Predecessor's stock options and awards that vested in connection with the Transactions.

(h)
Represents the reversal of the write-off of in-process research and development capitalized and immediately written-off in purchase accounting.

(i)
Represents elimination of the following transaction costs relating to the sale of the company that were expensed during the twelve months ended December 31, 2005:

Year Ended December 31, 2005
Sponsors and broker fees	$15,096
Severance	9,533
Legal and consulting	3,757
Other transaction related costs	1,514

Total	$29,900

(j)
Represents elimination of $5,279 of make-whole fees due to the prepayment of existing debt and bridge financing fees of $2,300 related to the Transactions that were expensed during the year ended December 31, 2005.

(k)
Represents elimination of the impact on equity affiliates' cost of goods sold resulting from the sale of inventory that was revalued in purchase accounting in order to eliminate manufacturer's profit of $5,251 in the successor period ended December 31, 2005. In addition, equity affiliates' depreciation and amortization expense was increased $311 for property, plant and equipment and intangibles fair value adjustments.

(l)
Records an annual monitoring fee of $2,000 payable to the Sponsors beginning in 2006.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table presents our selected historical consolidated financial information. The following information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our audited financial statements included elsewhere in this prospectus. For purposes of identification and description, we are referred to as the "Predecessor" for the periods prior to the consummation of the Transactions on February 11, 2005 and the "Successor" for the periods subsequent to the Transactions. The selected historical financial information for the year ended December 31, 2004, the six week period ended February 11, 2005, the forty-six week period ended December 31, 2005 and the year ended December 31, 2006 and as of December 31, 2005 and December 31, 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical financial information for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements that are not included in this prospectus, with certain reclassifications to conform to the presentation of our 2006 audited financial statements.

	Predecessor
					Successor
	Year Ended December 31,
				Six Weeks Ended February 11, 2005	Forty-six Weeks Ended December 31, 2005		Pro Forma Year Ended December 31, 2005
						Year Ended December 31, 2006
	2002	2003	2004
	(in thousands)
Statement of Operations Data:
Sales	$506,421	$534,823	$606,679	$64,195	$571,138	$708,589	$635,333
Cost of goods sold(1)	376,165	404,302	454,448	48,576	463,102	549,927	504,876

Gross profit	130,256	130,521	152,231	15,619	108,036	158,662	130,457
Selling, general and administrative expense	79,387	86,347	96,235	11,221	77,317	86,903	82,297
Other operating expense(2)	3,034	5,093	6,375	12,267	22,558	12,486	7,578

Operating income (loss)	47,835	39,081	49,621	(7,869)	8,161	59,273	40,582
Equity in net income (loss) from affiliated companies(3)	6,646	3,212	10,249	(265)	3,108	21,341	7,783
Interest expense, net	8,055	7,386	6,541	771	37,529	51,894	43,104
Other (income) expense(4)	(790)	2,015	1,684	356	8,218	(141)	995

Income (loss) before taxes and minority interest	47,216	32,892	51,645	(9,261)	(34,478)	28,861	4,266
Provision (benefit) for income taxes	15,484	(1,700)	12,926	(2,522)	361	13,997	9,015
Minority interest(5)	876	587	546	59	307	708	300

Net income (loss)	$30,856	34,005	$38,173	$(6,798)	$(35,146)	$14,156	$(5,049)

Statement of Cash Flows Data:
Net cash from:
Operating activities	$62,523	$67,478	$87,927	$(6,965)	$18,719	$59,664
Investment activities	(28,833)	(44,967)	(33,308)	(2,358)	(658,218)	(32,059)
Financing activities	(42,033)	(18,454)	(53,163)	45,971	613,640	(35,608)
Other Financial Data:
Capital expenditures	$28,670	$30,518	35,509	$2,358	$25,733	$31,645
Depreciation and amortization(6)	39,951	36,456	36,097	4,436	40,174	46,810
Cash interest expense	9,802	8,287	7,304	183	30,429	50,133
Ratio of earnings to fixed charges(7)	4.98x	4.03x	6.31x	—	—	1.41x
Balance Sheet Data (at end of period):
Cash and cash equivalents	$6,282	$10,784	$12,809	$48,757	$22,972	$15,878
Working capital(8)	54,638	48,028	66,710	95,078	94,332	102,541
Property, plant and equipment, net	224,384	227,218	233,986	229,198	318,337	319,469
Total assets	461,583	510,080	509,513	548,065	1,029,873	988,279
Total debt	111,650	105,774	71,064	115,921	660,510	635,891
Capital stock subject to redemption	2,612	2,747	6,361	6,661	—	—
Total stockholders' equity	206,717	248,101	273,930	266,545	46,559	57,633

(1)
Cost of goods sold includes a charge of $10,935 for inventory purchase accounting adjustments to eliminate manufacturer's profit for the forty-six week period ended December 31, 2005.

(2)
Other operating expense generally consists of costs related to the Merger, asset impairment charges, gains and losses on the sale of assets, restructuring costs and amortization of intangible assets. The amounts for the six week period ended February 11, 2005 and the forty-six week period ended December 31, 2005, consists primarily of costs related to the Transactions.

(3)
Equity in net income (loss) from affiliated companies represents our share of net income in our 50/50 joint ventures. Included in the amount for the year ended December 31, 2006 and the forty-six week period ended December 31, 2005 is amortization of purchase accounting fair value adjustments related to our joint ventures of $1,190 and $6,144, respectively.

(4)
Other (income) expense consists of the amortization of deferred financing fees, the impact of gains or losses on foreign currency transactions denominated in currencies other than the functional currency of the relevant operations, and other non-operating income and expenses. Included in the amount for the forty-six week period ended December 31, 2005 is "make-whole" fees and bridge financing fees of $7,579.

(5)
Minority interest represents the portion of net income attributed to ownership interests of third parties in our subsidiaries that are not wholly owned by us, principally our Chemicals subsidiary in Mexico.

(6)
Included in depreciation and amortization expense for the year ended December 31, 2006 and the forty-six week period ended December 31, 2005 is $5,860 and $5,295, respectively, of additional intangible amortization related to purchase accounting fair value adjustments.

(7)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings include net income (loss) before taxes less equity in net income (loss) from affiliated companies plus dividends received from affiliated companies and fixed charges. Fixed charges include interest expense (plus capitalized interest cost), amortization of debt expense and the implied interest component of operating lease expense. Our earnings would have been insufficient to cover our fixed charges by $8,996 and $31,086 for the six weeks ended February 11, 2005 and for the forty-six weeks ended December 31, 2005, respectively.

(8)
Working capital represents current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers periods both prior to and subsequent to the Transactions. Accordingly, the discussion and analysis of historical periods may not be comparable with the periods presented after the Transactions. Statements in this discussion, other than those based on historical facts, which address activities, events or developments that we expect or anticipate may occur in the future are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to our operations and business environment which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements.

Overview

        We are a global producer of inorganic specialty chemicals and engineered glass materials in terms of sales. We conduct our operations through two principal businesses: our Chemicals division, which develops, manufactures and distributes sodium silicate and related high performance silicate-based specialty chemicals, and our Potters division, which manufactures highly engineered solid and hollow glass spheres used in highway safety and other specialty applications. Our products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and municipal end-markets. Our Chemicals division accounted for $486.8 million, or 69%, of our sales, and our Potters division accounted for $221.8 million, or 31%, of our sales for the year ended December 31, 2006. We generated approximately 54% of our sales from our domestic subsidiaries and approximately 46% of our sales from our foreign subsidiaries for the year ended December 31, 2006.

        On February 11, 2005, we were acquired by Niagara Holdings, Inc. ("Holdings"), a newly formed Delaware corporation affiliated with J.P. Morgan Partners, LLC and certain affiliated funds ("JPMorgan Partners" or "JPMP"); and Peak Investments, LLC, (together with JPMP, the" Sponsors"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 2004, among PQ Corporation, Holdings and Niagara Acquisition, Inc., a wholly owned subsidiary of Holdings; (i) Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation surviving as a wholly owned subsidiary of Holdings; (ii) PQ Corporation redeemed the outstanding shares of its $16.44 Preferred Stock, Class A in accordance with the terms thereof; and (iii) the common shareholders of PQ Corporation (both Series A and Series B) and holders of options to purchase common stock of PQ Corporation received cash in exchange for their shares or for the cancellation of their options. We refer to the actions set forth in clauses (i), (ii) and (iii) as the "Merger".

        In connection with the Merger, affiliates of JPMorgan Partners and certain members of our senior management contributed approximately $163.6 million in cash to Holdings, which in turn was contributed to the common equity of Niagara Acquisition, Inc. The total merger consideration (including capitalized fees and expenses) paid was approximately $632.5 million. The merger consideration was funded with the proceeds from:

  •
  the investment by the Sponsors and certain members of our senior management in Holdings and the subsequent contribution of the cash proceeds from such investment to us as common equity;

  •
  our issuance of $275.0 million of Series A 7.5% senior subordinated notes due 2013 (referred to herein as the "Notes") and the related subsidiary guarantees; and

  •
  term loan borrowings of $335.0 million under our senior secured credit facilities.

        In this prospectus, we refer to the Merger and the related financing described above, collectively, as the "Transactions". For purposes of identification and description, we are sometimes referred to as the "Predecessor" for the period prior to the Transactions on February 11, 2005, and the "Successor" for the period subsequent to the Transactions.

  Sales

        Chemicals division sales have grown consistently due to overall growth in our industry and in the end-markets in which we operate. Share gains in certain of our markets as well as expansion into new markets have also added to the growth. We have historically experienced relatively stable demand for our Chemicals division products due to our diverse consumer and industrial end-markets. Sales of Chemicals division products are made on both a purchase order basis and pursuant to long-term contracts.

        Potters division sales have been driven by the growth of spending on repair, maintenance and upgrade of existing highways and the construction of new highways and roads by governments around the world. Sales of Potters division products are made principally on a purchase order basis. Within the Potters division, sales to the highway safety sector have historically experienced seasonal fluctuations, particularly in North America and Europe.

  Costs of Goods Sold

        Cost of goods sold consists of variable product costs, fixed manufacturing expenses, depreciation expense and freight expenses. Variable product costs include all raw materials, energy and packaging costs that are directly related to the manufacturing process. Fixed manufacturing expenses include all plant employment costs, manufacturing overhead and periodic maintenance costs. The three primary raw materials used in the manufacture of Chemicals division products are soda ash, industrial sand, and ATH. We have structured the majority of our contracts with our largest Chemical division customers to include adjustments for changes in the price of raw materials and natural gas. Under these contracts, there generally is a time lag of three to nine months on the pass-through, depending on the magnitude of the cost change and market dynamics. The key raw material for the Potters division is cullet, or recycled glass.

  Joint Ventures

        We account for our investments in our four 50/50 equity joint ventures under the equity method. Our largest joint venture, Zeolyst International ("ZI"), manufactures high performance catalytic zeolites and zeolite-based catalysts for the petroleum industry. We share equally with our joint venture partners in the management of ZI and our other equity affiliates.

  Restructuring

        During the second quarter 2005, we implemented restructuring efforts with reductions in workforce in order to generate annual savings to the Company estimated between $4.0 and $5.0 million. These savings have been used to service existing debt, working capital requirements, as well as to reinvest in growth areas of the business. Employees terminated under this plan were entitled to receive severance pay and benefits totaling approximately $5.2 million. Substantially all payments have been made as of December 31, 2006.

  Curtailment of Defined Benefit Pension and Retiree Medical Plans

        During the third quarter 2005, our Board of Directors approved plan amendments to our U.S. and Canadian defined benefit pension plans. As a result, all future accruals will be frozen in the U.S. and credited service as of December 31, 2006 will be frozen in Canada, and employees under both plans will instead receive a new discretionary Company contribution based on a percentage of pay to a defined contribution plan. The change to the plans qualified as curtailments under SFAS No. 88

"Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Accordingly, a pretax curtailment gain of $6.3 million was recognized in 2005. In addition, our Board of Directors approved an amendment to our U.S. and Canadian retiree health plans which will eliminate postretirement benefits for employees retiring after December 31, 2006.

  Income taxes

        Management of the Successor considers earnings in non-U.S. subsidiaries to be available for repatriation in the future. The resulting taxes associated with repatriation of all non-U.S. subsidiary earnings at the opening balance sheet date have been accounted for as deferred tax liabilities in purchase accounting. The tax cost associated with non-U.S. subsidiary earnings and distributions of the Successor for the year ended December 31, 2006 and the forty-six weeks ended December 31, 2005 have been recorded as tax expense for the period. In this regard the Company expects to deduct, rather than credit, foreign tax expense in computing the U.S. tax effects of repatriation from non-U.S. subsidiaries in 2006 and 2005 due to the limits on the availability of crediting foreign taxes arising from its domestic tax loss for the year.

        We expect the effective tax rate to exceed the U.S. statutory rate in future years due to the U.S. tax costs of foreign subsidiary earnings and distributions that would not be fully offset by foreign tax credits.

Results of Operations

        The period from February 12, 2005 to December 31, 2006 is referred to herein as the "Successor" period. The financial information for the six weeks ended February 11, 2005 and for the years ended December 31, 2004 is prior to the consummation of the Transactions and referred to herein as the "Predecessor" period. As a result of the Transactions and the resulting change in ownership, we are required to separately present our operating results for the Predecessor and the Successor in the twelve months ended December 31, 2005 under Generally Accepted Accounting Principles ("GAAP"). In the following discussion, the 2005 results are adjusted to reflect the pro forma effect of the Transactions as if they had occurred on January 1, 2005. See the historical results of operations table below and exhibit 99.1 attached to this prospectus for the pro forma basis results. The pro forma basis amounts for the combined twelve months ended December 31, 2005 are compared to the twelve months ended December 31, 2006 and 2004 on an historical basis. Management believes this is the most meaningful and practical way to comment on our results of operations.

        The results of operations below include adjustment for the effects of purchase accounting adjustments for the Successor only and therefore are not comparable. Refer to the discussions below for detail regarding the effects of purchase accounting adjustments in regard to comparability. The following table sets forth our consolidated statements of operations data in dollar amounts for the Predecessor and Successor periods indicated:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
	(in millions)
Sales	$708.6	$571.1	$64.2	$606.7
Cost of goods sold	549.9	463.1	48.6	454.5

Gross profit	158.7	108.0	15.6	152.2
Selling, general and administrative expense	86.9	77.3	11.2	96.2
Other operating expense	12.5	22.6	12.3	6.4

Operating income (loss)	59.3	8.1	(7.9)	49.6
Equity in net (loss) income from affiliated companies	21.3	3.1	(0.3)	10.2
Interest expense, net	51.9	37.5	0.8	6.5
Other (income) expense	(0.2)	8.2	0.3	1.7

Income (loss) before taxes and minority interest	28.9	(34.5)	(9.3)	51.6
Provision (benefit) for income taxes	14.0	0.4	(2.5)	12.9
Minority interest	0.7	0.3	—	0.5

Net income (loss)	$14.2	$(35.2)	$(6.8)	$38.2

2006 vs. 2005

  Sales

        Sales were $708.6 million for the year ended December 31, 2006, an overall increase of $73.3 million, or 12%, compared to sales of $571.1 million for the forty-six weeks ended December 31, 2005 and $64.2 million for the six weeks ended February 11, 2005. The increase in sales in 2006 was primarily attributable to pricing increases implemented in response to higher energy, raw material and transportation costs. On a consolidated basis, the benefit of price increases and changes in product mix contributed $60.5 million to the increase, while higher sales volume in the amount of $6.4 million and the favorable impact of foreign currency exchange rate fluctuations of $6.4 million also contributed to the increase.

        Chemicals division.    Sales of the Chemicals division were $486.8 million for the year ended December 31, 2006, a total increase of $64.8 million, or 15%, compared to $373.7 million for the forty-six weeks ended December 31, 2005 and $48.3 million for the six weeks ended February 11, 2005. The growth in sales was attributable to a net increase of $54.7 million from higher average selling prices and changes in product mix, an increase of $4.1 million due to higher sales volume, and an increase of $6.0 million from the favorable effect of changes in foreign currency exchange rates compared to the prior year. Average selling prices increased primarily in response to the higher cost of natural gas, transportation and raw materials. The increase in sales volume in drilling additives and laundry detergents were the primary reason for the positive volume impact on sales versus the prior year. The favorable exchange rate fluctuations compared to 2005 occurred primarily as a result of the strengthening Canadian dollar in relation to the U.S. dollar.

        Potters division.    Sales of the Potters division were $221.8 million for the year ended December 31, 2006, a total increase of $8.5 million, or 4%, compared to $197.4 million for the forty-six weeks ended

December 31, 2005 and $15.9 million for the six weeks ended February 11, 2005. The growth in sales was attributable to a net increase of $5.8 million due to higher average selling prices and changes in product mix, an increase of $2.3 million due to higher sales volume, and an increase of $0.4 million from the favorable effect of changes in foreign currency exchange rates. Higher average selling prices were implemented in response to the escalating cost of transportation, energy and raw materials. The increase in volume was driven by increased demand from North American engineered glass material and highway safety beads. The favorable exchange rate fluctuations in comparison to 2005 occurred primarily as a result of the strengthening Canadian dollar in relation to the U.S. dollar.

  Gross profit

        Gross profit was $158.7 million for the year ended December 31, 2006, compared to gross profit of $108.0 million for the forty-six weeks ended December 31, 2005 and $15.6 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been $130.5 million, or $6.9 million higher. Gross profit in 2006 increased $28.2 million, or 22%, compared to the pro forma gross profit in 2005. Net purchase accounting adjustments increased cost of goods sold by $14.1 million in 2006 and pro forma cost of goods sold by $22.7 million in 2005, primarily consisting of amortization of favorable raw material supply contracts. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2006 and 2005 would have been $172.8 million and $153.2 million, respectively, an increase of $19.6 million, or 13%. The favorable effects of higher selling prices and changes in product mix and the impact of increased sales volumes contributed $60.3 million, and $2.3 million, respectively, to the year-over-year increase in gross profit. These increases were offset by the net impact of higher manufacturing costs of $42.6 million due to higher energy, raw material and transportation costs and increased depreciation expense of $2.6 million. Favorable foreign currency exchange rates increased gross profit by $2.2 million.

        Chemicals division.    Gross profit was $100.6 million for the year ended December 31, 2006, compared to gross profit of $58.4 million for the forty-six weeks ended December 31, 2005 and $11.4 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been $71.1 million, or $1.3 million higher. Gross profit in 2006 increased $29.5 million, or 41%, compared to the pro forma gross profit in 2005. Net purchase accounting adjustments increased cost of goods sold by $14.1 million in 2006 and pro forma cost of goods sold by $22.3 million in 2005, primarily consisting of amortization of favorable raw material supply contracts. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2006 and 2005 would have been $114.7 million and $93.4 million, respectively, an increase of $21.3 million, or 23%. The favorable effects of higher selling prices and changes in product mix and the impact of increased sales volumes contributed $54.0 million, and $1.2 million, respectively, to the year-over-year increase in gross profit. These increases were offset by the net impact of higher manufacturing costs of $34.4 million due to higher energy, raw material and transportation costs and increased depreciation expense of $1.1 million. Favorable foreign currency exchange rates increased gross profit by $1.6 million.

        Potters division.    Gross profit was $58.1 million for the year ended December 31, 2006, compared to gross profit of $49.6 million for the forty-six weeks ended December 31, 2005 and $4.2 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been $59.4 million, or $5.6 million higher. Gross profit in 2006 decreased $1.3 million, or 2%, compared to the pro forma gross profit in 2005. Net purchase accounting adjustments did not impact cost of goods sold in 2006, but increased pro forma cost of goods sold by $0.4 million in 2005, primarily consisting of amortization of favorable raw material supply contracts and depreciation expense on revalued property, plant, and equipment. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2005 would have been $59.8 million, a decrease of $1.7 million, or 3%. The favorable effects of higher selling prices and changes in product mix and the impact of increased sales volumes contributed $6.3 million, and $1.1 million, respectively, to the year-over-year increase in gross profit. These increases were offset by the net impact of higher manufacturing costs of $8.2 million due to higher energy, raw material and transportation costs and increased depreciation expense of $1.5 million. Favorable foreign currency exchange rates increased gross profit by $0.6 million.

  Selling, general and administrative expense

        Selling, general and administrative expenses ("SG&A"), were $86.9 million for the year ended December 31, 2006 compared to $77.3 million for the forty-six weeks ended December 31, 2005 and $11.2 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma SG&A for the year ended December 31, 2005 would have been $82.3 million. SG&A in 2006 increased $4.6 million, or 6%, compared to the pro forma SG&A in 2005. The increase in expense was primarily due to higher compensation expenses relating to performance-based bonuses and professional fees.

  Other operating expense

        Other operating expense was $12.5 million for the year ended December 31, 2006 compared to $22.6 million for the forty-six weeks ended December 31, 2005 and $12.3 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005 pro forma other operating expense for the year ended December 31, 2005 would have been $7.6 million. Other operating expense in 2006 increased $4.9 million, or 64%, compared to the pro forma other operating expense in 2005. The increase was primarily due to the 2005 net pension curtailment gain of $6.3 million, partially offset by decreased severance and environmental costs.

  Operating (loss) income

        As a result of the factors discussed above, operating income for the year ended December 31, 2006 was $59.3 million compared to $8.1 million in operating income for the forty-six weeks ended December 31, 2005 and a $7.9 million loss for the six weeks ended February 11, 2005. On a pro forma adjusted basis, operating income would have been $40.6 million for the year ended December 31, 2005. Operating income in 2006 increased $18.7 million, or 46%, compared to the pro forma operating income in 2005.

  Equity in net income from affiliated companies

        Equity in net income from affiliated companies was $21.3 million for the year ended December 31, 2006 compared to $3.1 million income for the forty-six weeks ended December 31, 2005 and $0.3 million loss for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma equity in net income from affiliated companies would have been $7.8 million for the year ended December 31, 2005. Equity in net income from affiliated companies in 2006 increased $13.5 million, compared to the pro forma equity in net income from affiliated companies in 2005. This increase was primarily due to higher 2006 earnings of ZI due to the increased volume of hydrocracking catalysts sales.

  Interest expense, net

        Interest expense, net was $51.9 million for the year ended December 31, 2006 compared to $37.5 million for the forty-six weeks ended December 31, 2005 and $0.8 million for the six weeks ended February 11, 2005. On a pro forma basis, interest expense would have been $43.1 million for the year ended December 31, 2005. Interest expense increased $8.8 million, or 20%, compared to the pro forma interest expense in 2005. Interest expense was higher versus the pro forma prior year amount due to higher interest rates and increased debt levels.

  Other (income) expense

        Other (income) expense was income of $0.2 million for the year ended December 31, 2006 compared to expense of $8.2 million for the forty-six weeks ended December 31, 2005 and $0.3 million for the six weeks ended February 11, 2005. Other non-operating expense for the forty-six weeks ended December 31, 2005 included costs incurred as a result of the Transactions. Adjustments to arrive at pro forma other non-operating expense include those corresponding to $5.2 million in "make-whole" payments for the early payment of the Predecessor's debt and $2.3 million in financing fees for access to a bridge credit facility during the Transactions. On a pro forma basis, other non-operating expenses for the twelve months ended December 31, 2005 would have been $1.0 million. Other non-operating expense decreased $1.2 million compared to the pro forma other non-operating expense in 2005. Other non-operating expenses for 2006 and 2005 consisted primarily of foreign currency gains and losses, miscellaneous financing fees and various other non-operating income and expenses.

  Provision (benefit) for income taxes

        The provision (benefit) for income taxes was a provision of $14.0 million on income before taxes of $28.9 million for the year ended December 31, 2006 compared to a provision of $0.4 million for the forty-six weeks ended December 31, 2005 and a benefit of $2.5 million for the six weeks ended February 11, 2005. On a pro forma adjusted basis, the tax provision would have been $9.0 million on income before taxes of $4.3 million for the year ended December 31, 2005. The effective tax rate for 2006 was affected by the limitation on the use of foreign tax credits to offset the U.S. tax on expected dividends from foreign affiliate.

  Net income (loss)

        For the foregoing reasons, net income for the year ended December 31, 2006 was $14.2 million compared to a net loss for the forty-six weeks ended December 31, 2005 and the six weeks ended February 11, 2005 of $35.2 million and $6.8 million, respectively. Pro forma net loss for the year ended December 31, 2005 was $5.0 million.

2005 vs. 2004

  Sales

        Sales were $571.1 million for the forty-six weeks ended December 31, 2005 and $64.2 million for the six weeks ended February 11, 2005, an overall increase of $28.6 million, or 5%, compared to $606.7 million for the year ended December 31, 2004. The majority of the sales growth was attributable to pricing increases implemented in response to higher energy and raw material costs. Overall, the benefit of price increases and changes in product mix contributed $28.5 million to the increase, while the favorable impact of foreign currency exchange rate fluctuations of $7.0 million were partially offset by lower sales volume in the amount of $6.9 million. The majority of this lower sales volume impact was due to the reduced volume of detergent zeolite products as a result of a decline in North American consumer demand for powder versus liquid laundry detergent, competition and a customer reformulation resulting in lower zeolite content per unit.

        Chemicals division.    Sales of the Chemicals division were $373.7 million for the forty-six weeks ended December 31, 2005 and $48.3 million for the six weeks ended February 11, 2005, a total increase of $23.2 million, or 6%, compared to $398.8 million for the year ended December 31, 2004. The growth in sales was attributable to a net increase of $22.5 million from higher average selling prices and changes in product mix, and an increase of $5.3 million from the favorable effect of changes in foreign currency exchange rates. These increases were partially offset by a decrease of $4.6 million due to lower sales volume compared to the prior year. Average selling prices increased primarily in response to the escalating cost of natural gas, transportation and raw materials. The favorable exchange rate fluctuations compared to 2004 occurred primarily as a result of the strengthening Canadian dollar and Mexican peso in relation to the U.S. dollar. The decline in detergent Zeolite sales volume was the primary reason for the negative volume impact on sales versus the prior year.

        Potters division.    Sales of the Potters division were $197.4 million for the forty-six weeks ended December 31, 2005 and $15.9 million for the six weeks ended February 11, 2005, a total increase of $5.4 million, or 3%, compared with sales of $207.9 million for the year ended December 31, 2004. The growth in sales was attributable to a net increase of $5.9 million due to higher average selling prices and changes in product mix, and an increase of $1.7 million from the favorable effect of changes in foreign currency exchange rates, partially offset by a decrease of $2.2 million due to lower sales volume. Higher average selling prices were implemented in response to the escalating cost of transportation, energy and raw materials. The favorable exchange rate fluctuations in comparison to 2004 occurred primarily as a result of the strengthening Canadian dollar in relation to the U.S. dollar.

  Gross profit

        Gross profit was $108.0 million for the forty-six weeks ended December 31, 2005 and $15.6 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been $130.5 million, a decrease of $21.7 million, or 14% compared to $152.2 million on a historical basis for the year ended December 31, 2004. Net purchase accounting adjustments increased pro forma cost of goods sold by $22.7 million in 2005, primarily consisting of amortization of favorable raw material supply contracts. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2005 would have been $153.2 million, an increase of $1.0 million, or 1% compared to the year ended December 31, 2004. The favorable effects of higher selling prices and changes in product mix and the impact of favorable foreign currency exchange rates contributed $29.2 million, and $2.6 million, respectively, to the year-over-year increase in gross profit. These increases were offset by the net impact of higher manufacturing costs of $29.7 million due to higher energy, raw material and transportation costs and increased depreciation expense. Lower sales volume reduced gross profit by $1.1 million.

        Chemicals division.    Gross profit was $58.4 million for the forty-six weeks ended December 31, 2005 and $11.4 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been $71.1 million, a decrease of $23.5 million, or 25% compared to $94.6 million on a historical basis for the year ended December 31, 2004. Net purchase accounting adjustments increased pro forma cost of goods sold by $22.3 million in 2005, primarily consisting of amortization of favorable raw material supply contracts. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2005 would have been $93.4 million, a decrease of $1.2 million, or 1% compared to the year ended December 31, 2004. The favorable effects of higher selling prices and changes in product mix and the impact of favorable foreign currency exchange rates contributed $23.2 million, and $1.6 million, respectively, to year-over-year gross profit. These increases were offset by the net impact of higher manufacturing costs of $25.7 million due to higher energy, raw material and transportation costs and increased depreciation expense. Lower sales volume reduced gross profit by $0.3 million, which was primarily related to U.S. detergent zeolite sales.

        Potters division.    Gross profit was $49.6 million for the forty-six weeks ended December 31, 2005 and $4.2 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma gross profit for the year ended December 31, 2005 would have been

$59.4 million, an increase of $1.8 million, or 3% compared to $57.6 million on a historical basis for the year ended December 31, 2004. Net purchase accounting adjustments increased pro forma cost of goods sold by $0.4 million in 2005, primarily consisting of amortization of favorable raw material supply contracts and depreciation expense on revalued property, plant and equipment. Excluding the effect of the net purchase accounting adjustments, gross profit for the year ended December 31, 2005 would have been $59.8 million, an increase of $2.2 million, or 4% compared to the year ended December 31, 2004. The favorable effects of higher selling prices and changes in product mix and the impact of favorable foreign currency exchange rates contributed $6.0 million, and $0.9 million, respectively, to year-over-year gross profit. These increases were partially offset by the net impact of higher manufacturing costs of $4.0 million due to higher energy, raw material and transportation costs and an overall decline in sales volume of $0.7 million.

  Selling, general and administrative expense

        Selling, general and administrative expenses, or SG&A, were $77.3 million for the forty-six weeks ended December 31, 2005 and $11.2 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma SG&A for the year ended December 31, 2005 would have been $82.3 million, a decrease of $13.9 million, or 14% compared to the $96.2 million on a historical basis for the year ended December 31, 2004. The decrease in expense was due to lower compensation and overhead expenses primarily related to corporate restructuring, and reduced 2005 pension expense of $3.0 million as a result of purchase accounting. In 2004 there was $4.1 million of expense related to accretion of shares subject to mandatory redemption, as well as one-time professional fees incurred for regulatory compliance.

  Other operating expense

        Other operating expense was $22.6 million for the forty-six weeks ended December 31, 2005 and $12.3 million for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma other operating expense for the year ended December 31, 2005 would have been $7.6 million, an increase of $1.2 million compared to the $6.4 million on a historical basis for the year ended December 31, 2004. The increase was the result of incremental amortization expense due to the recognition of intangible assets in purchase accounting and costs for professional fees and environmental costs, partially offset by a 2005 net pension curtailment gain.

  Operating (loss) income

        As a result of the factors discussed above, the Company recorded $8.1 million operating income for the forty-six weeks ended December 31, 2005 and a $7.9 million loss for the six weeks ended February 11, 2005. On a pro forma adjusted basis, operating income would have been $40.6 million for the year ended December 31, 2005, an overall decrease of $9.0 million compared to historical basis operating income of $49.6 million for the twelve months ended December 31, 2004.

  Equity in net income (loss) from affiliated companies

        Equity in net income (loss) from affiliated companies was $3.1 million income for the forty-six weeks ended December 31, 2005 and $0.3 million loss for the six weeks ended February 11, 2005. Assuming the Transactions had occurred on January 1, 2005, pro forma equity in net income from affiliated companies would have been $7.8 million for the year ended December 31, 2005, a decrease of $2.4 million compared to $10.2 million on a historical basis for the year ended December 31, 2004. This decrease was due to $1.2 million of amortization of intangible assets that resulted from fair market value purchase accounting adjustments as well as lower 2005 earnings of Zeolyst International due to the timing of hydrocracking catalysts sales.

  Interest expense, net

        Interest expense, net was $37.5 million for the forty-six weeks ended December 31, 2005 and $0.8 million for the six weeks ended February 11, 2005. On a pro forma basis, interest expense would have $43.1 million for the year ended December 31, 2005. Interest expense was significantly higher versus the prior year amount of $6.5 million due to the increase in debt incurred as a result of the Transactions.

  Other (income) expense

        Other (income) expense was $8.2 million for the forty-six weeks ended December 31, 2005 and $0.3 million for the six weeks ended February 11, 2005. Other (income) expense for the forty-six weeks ended December 31, 2005 includes costs incurred as a result of the Transactions. Adjustments to arrive at pro forma other non-operating expense include those corresponding to $5.2 million in "make-whole" payments for the early payment of the Predecessor's debt and $2.3 million in financing fees for access to a bridge credit facility during the Transactions. On a pro forma basis, other non-operating expenses for the twelve months ended December 31, 2005 was $1.0 million compared to $1.7 million on a historical basis for the twelve months ended December 31, 2004. Other non-operating expenses for 2005 and 2004 consisted primarily of foreign currency gains and losses, miscellaneous financing fees and various other non-operating income and expenses.

  Provision (benefit) for income taxes

        The provision (benefit) for income taxes was a provision of $0.4 million for the forty-six weeks ended December 31, 2005 and a benefit of $2.5 million for the six weeks ended February 11, 2005. On a pro forma adjusted basis, the tax provision would have been $9.0 million on income before taxes of $4.3 million for the year ended December 31, 2005 compared with a tax provision of $12.9 million on income before taxes of $51.6 million on a historical basis for the year ended December 31, 2004. The high effective tax rate for 2005 was affected by certain non-deductible expenses incurred in connection with the Transactions, as well as the limitation on the use of foreign tax credits to offset the U.S. tax on expected dividends from foreign affiliates.

  Net income (loss)

        For the foregoing reasons, net loss for the forty-six weeks ended December 31, 2005 and the six weeks ended February 11, 2005 was $35.2 million and $6.8 million, respectively. Pro forma net loss for the year ended December 31, 2005 was $5.0 million compared to $38.2 million in the year ended December 31, 2004.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity are cash flow from operations and borrowings under our revolving credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from operations.

        In connection with the Transactions in 2005, we incurred increased indebtedness. As of December 31, 2006, our total debt was $635.9 million. As part of the Transactions, we issued $275.0 million of senior subordinated notes and entered into a senior secured credit facility consisting of a term loan in the principal amount of $335.0 million and a revolving credit facility in an aggregate amount of up to $100.0 million. We will borrow under the revolving credit facility, as needed, for working capital requirements, capital expenditures and for other general corporate purposes. Borrowings under the term loan are due and payable in quarterly installments of $0.9 million. The remaining balance of the term loan is due and payable in full in 2012. The revolving credit facility is available until 2011. In addition to paying interest on outstanding principal amounts under our credit facility, we are required to pay a commitment fee to the lenders for the unused portion of our revolving credit facility. We also have letters of credit of $5.9 million outstanding as of December 31, 2006, which reduce available borrowings under the revolving credit facility by such amount.

        In October 2005, we negotiated an amendment to our senior secured credit facility, the primary purpose of which was to permit the payment of a dividend to Holdings of $85.3 million. Funding of the dividend consisted of approximately $30.3 million of cash on hand, $30.0 million of additional term loan borrowings and approximately $25.0 million of revolving loan borrowings under the senior secured credit facility. The requisite consents for the amendment were received on November 7, 2005, and the amendment expanded the senior secured credit facility to provide for an additional $30.0 million of term loan borrowings and also permits us to dividend up to an additional $4.0 million per year to Holdings for the purpose of servicing the interest expense on the Holdings debt instrument issued in the amount of $23.0 million. In addition, the amendment provides for an increase to the effective interest rate on our senior secured credit facility by 25 basis points in the event our debt rating is downgraded and stipulates a prepayment fee equal to 1.0% of certain voluntary prepayments made within one year of the effective date of the amendment with the proceeds of certain types of indebtedness and based on certain other conditions. The amendment does not change any of the other existing covenants in the senior secured credit facility.

        The senior secured credit facility contains various restrictive covenants. It prohibits us from prepaying other indebtedness, including the notes, and requires us to maintain a specified minimum interest coverage ratio of 2.00, and a maximum total leverage ratio of 6.50, at December 31, 2006. In addition, our senior secured credit facility restricts our ability to incur indebtedness or liens, make investments or declare or pay dividends and limits our annual capital spending. The indenture governing the subordinated notes among other things: (i) limits our ability and the ability of our subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) places restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. At December 31, 2006, we were in compliance with all of our loan covenants. However, as a result of missing the deadline for having our registration statement on Form S-4 with respect to the notes declared effective by the SEC, the interest rate on the notes was increased 25 basis points to 7.75% on January 10, 2006 and by an additional 25 basis points to 8.0% on April 10, 2006. The interest rate on the notes returned to 7.5% on May 12, 2006, when our registration statement on Form S-4 was declared effective by the SEC.

        Our substantial leverage and significant debt service obligations could adversely affect our ability to fulfill our obligations, including the notes, and make it more difficult for us to fund our operations. Our ability to make scheduled principal payments of, to pay the interest on, or to refinance our indebtedness, including the notes, or to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior secured credit facility, will be adequate to service our existing debt and meet our capital expenditure and working capital requirements in the near term.

        We repatriated cash balances and earnings generated by our non-U.S. operations in order to help service our debt and provide for general corporate purposes. We utilized a provision of the American Jobs Creation Act of 2004 which allowed U.S. companies to repatriate foreign earnings at a substantially reduced tax rate in 2005 under what is termed the Homeland Investment Act ("HIA").

The amount of foreign earnings that were repatriated under the provision totaled $34.3 million. The U.S. tax benefit of electing HIA with respect to dividends received was $9.8 million. We consider earnings in non-U.S. subsidiaries to be available for repatriation and will continue to repatriate earnings generated by our non-U.S. operations as needed in the future.

        We reported coverage deficiencies in our calculation of the ratio of earnings to fixed charges for the six weeks ended February 11, 2005 and the forty-six weeks ended December 31, 2005. See exhibit 12.1 provided as an exhibit hereto. The coverage deficiencies in the respective periods were primarily caused by non-cash charges associated with purchase accounting fair value adjustments and Transaction related expenditures with regard to the 2005 periods. These expenditures were funded with cash on hand at the acquisition date as well as with proceeds from debt issuances as part of the Transactions. We had sufficient cash flow to cover fixed costs. For the foregoing reasons, we do not consider the ratio of earnings to fixed charges to be a representative measure of our liquidity.

  Year Ended December 31, 2006

        At December 31, 2006, we had cash and cash equivalents of $15.9 million, which was a decrease of $7.1 million from December 31, 2005.

        Net cash provided by operating activities was $59.7 million for the year ended December 31, 2006, and was more than sufficient to fund working capital requirements. Receivables increased by $3.9 million due to strong sales growth in the latter part of the year. Inventories increased by $12.3 million primarily due to the increase in production to build inventory of our glass beads prior to the North American and European highway striping season and the increase in production related to expected furnace rebuild activity in our Chemicals division. Also contributing to the cash provided by operating activities was a dividend paid by our equity affiliates of $16.1 million.

        Net cash used in investing activities was $32.1 million, which is net of proceeds of approximately $1.3 million primarily from the sale of real property at one of our Mexican operating facilities. Cash used for investing in property, plant and equipment totaled $31.6 million, primarily for routine replacement of operating machinery and equipment; health, safety and environment projects; and costs associated with the expansion projects in our both our Chemicals and Potters divisions. In addition, the Company used cash for the acquisition of certain intangibles, consisting primarily of customer lists, in June 2006.

        Net cash used in financing activities was $35.6 million. We paid cash dividends of $2.3 million to Holdings, paid down $20.2 million of our revolver, and made principal payments of $4.5 million for long-term debt during the year ended December 31, 2006.

  Year Ended December 31, 2005

        Cash and cash equivalents at December 31, 2005 were $23.0 million, which was an increase of $10.2 million from December 31, 2004.

        Net cash provided by operating activities was $11.8 million for the combined predecessor and successor periods during the year ended December 31, 2005 compared to net cash provided by operating activities of $87.9 million 2004. The main contributor to the reduction from the prior year is $44.2 million of costs related to the Transactions, including employee change in control provisions, severance payments, success bonuses, early debt retirement and other financing fees. In addition, there was $6.1 million in payments for shares subject to mandatory redemption under our Profit Sharing Plan in 2005. Also contributing were increased interest payments of approximately $23.3 million in 2005 compared with the prior year as a result of the new financing. Working capital increased approximately $1.4 million due to higher levels of sales and production activity in the fourth quarter of 2005 versus prior year.

        Net cash used in investing activities was $660.6 million for the year ended December 31, 2005 compared to $33.3 million during the same period in 2004. The increase was mainly due to $632.5 million in consideration paid to effect the Transactions. Purchases of property, plant and equipment decreased $7.4 million mainly due to containment of capital spending in 2005. Purchases of property, plant and equipment in 2005 totaled $28.1 million primarily for routine replacement of operating machinery and equipment; health, safety and environment projects; and costs associated with the construction of a silicate plant in Asia.

        Net cash provided by financing activities was $659.6 million for the combined predecessor and successor periods during the year ended December 31, 2005 compared to net cash used of $53.2 million during the same period in 2004. The amount for the year ended December 31, 2005 includes $163.6 million in net equity contributions, $660.0 million of proceeds from the issuance of new debt largely used to finance the Transactions and increased cash overdrafts of $5.3 million. Outflows include $85.3 million in dividends paid to Holdings, $17.6 million of capitalized debt acquisition costs and debt repayments of $116.8 million, including $114.3 million of principal due on the Predecessor's debt. Partially offsetting the $114.3 million was approximately $44.9 million that the Predecessor had drawn on the existing credit facility prior to the Transactions.

  Year Ended December 31, 2004

        At December 31, 2004, we had cash and cash equivalents of $12.8 million, working capital of approximately $66.7 million and total debt of $71.1 million. Historically we have funded our operations primarily through cash flows generated by operating activities. Cash provided by operating and financing activities was more than sufficient to meet working capital requirements, fund purchases of property, plant and equipment, repay short and long-term debt, repurchase treasury stock and make dividend payments during the year ended December 31, 2004.

        Net cash provided by operating activities was $87.9 million for the year ended December 31, 2004, and was more than sufficient to fund working capital requirements. Receivables increased by $4.1 million due to strong sales growth in the latter part of the year, inventories increased by $0.4 million and accounts payable and accrued liabilities increased by $14.3 million primarily due to the increase in production to build inventory of our glass beads prior to the highway striping season and timing of vendor payments. Also contributing to the cash provided by operating activities was a dividend paid by our Zeolyst International joint venture of $7.2 million.

        Net cash used in investing activities was $33.3 million, which is net of proceeds of approximately $2.2 million primarily from the sale of a portion of land at one of our U.S. operating facilities. Cash used for investing in property, plant and equipment totaled $35.5 million. Major projects include a new manufacturing facility in Asia that will manufacture sodium silicate.

        Net cash used in financing activities was $53.2 million. We paid cash dividends of $13.4 million, made principal payments of $29.0 million for long-term debt and repurchased shares at a cost of $4.9 million during the year ended December 31, 2004.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements or financing arrangements involving variable interest entities.

Contractual Obligations and Commitments

        The following table reflects our contractual obligations, commercial commitments and long-term debt obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt	$635,891	$5,782	$7,304	$7,304	$615,501
Interest payments(a)	269,397	49,257	97,698	96,610	25,832
Operating leases	34,839	8,285	12,639	7,989	5,926
Purchase obligations(b)	37,957	15,534	12,361	7,149	2,913
Other obligations(c)	18,981	5,955	3,840	3,821	5,365

Total contractual obligations	$997,065	$84,813	$133,842	$122,873	$655,537

(a)
Represents minimum interest payments on the senior subordinated notes and senior secured credit facility per the respective credit agreements. The calculation of the interest on the term loans assumes an interest rate of 7.37%, which is the interest rate in effect for the first quarter of 2007.

(b)
Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including: fixed and minimum quantities to be purchased; fixed, minimum or variable provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(c)
Other obligations represent payments related to our pension plans, supplemental retirement plans, and other post retirement benefit plans. Included in these amounts are expected pension plan and supplemental retirement plan contributions of $3.9 million in 2007. Contributions to the pension plan and supplemental retirement plan beyond 2007 cannot be reasonably estimated and are not reflected in this table.

        We are subject to a cash deficiency agreement related to the $15.0 million revolving credit agreement of one of our equity affiliates, in which we are a 50/50 joint partner. This agreement requires the partners to make certain contributions in order to ensure the affiliate's compliance with debt covenants. At December 31, 2006, the affiliate had $10.0 million outstanding under their revolving credit agreement and was in compliance with all covenants.

        We have cross-currency interest rate swap agreements denominated in euros that mature in 2009 and in Canadian dollars that mature in 2010. These swap agreements are designated as a hedge of the net investment in our European and Canadian operations. The fair value of the net liability was recorded in other long-term liabilities of $16.7 million and $6.8 million as of December 31, 2006 and 2005, respectively, with a corresponding amount, net of tax, recorded to foreign currency translation adjustments of $10.3 million and $4.2 million at December 31, 2006 and 2005, respectively. In the event the euro or Canadian dollar strengthens against the U.S. dollar the fair value of the liability will increase.

        We are exposed to risks in energy costs due to fluctuations in energy prices, particularly natural gas. We have a hedging program in the United States which allows us to mitigate exposure to natural gas volatility with futures contracts. The futures contracts had a fair value of $2.2 million and $30.9 million at December 31, 2006 and 2005, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current balances are recorded in prepaid and other current assets and other long-term assets. The related gains or losses are recorded in stockholders' equity as a component of other comprehensive income (loss), net of tax.

Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the consolidated statements of income in the period in which inventory is sold.

Critical Accounting Policies

        We have identified our most important and pervasive accounting policies that can have a significant impact on the presentation of our financial condition and results of operations and require management's judgments and estimates. Actual results may differ materially from these estimates because of the uncertainty inherent in such estimates.

  Revenue Recognition and Accounts Receivable

        Revenue, net of related discounts and allowances, is recognized when both title and risk of loss of the product have been transferred to the customer (generally upon shipment), the seller's price to the buyer is fixed or determinable, collectibility is reasonably assured, and persuasive evidence of an arrangement exists. Customers take title and assume all the risks of ownership upon shipment (if terms are "FOB shipping point") or upon delivery (if terms are "FOB destination"). Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

        The Company recognizes rebates given to customers as a reduction of revenue based on a rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. The Company measures the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

        Amounts billed to customers for shipping and handling are classified as sales and the corresponding expense is reflected in cost of goods sold.

        We make certain assumptions and estimates when accruing for allowances for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses for trade receivables. Account balances are charged off against the allowance when we believe that recoverability is not probable. A specific reserve for bad debts is recorded against the amount due from these customers. For all other customers, we recognize reserves for bad debts based on the length of time receivables are past due and historical write off experience. Our estimates may change based on our customers' financial condition. As a result, we may be required to increase our reserves, which could have an unfavorable impact on our results of operations. The allowance for possible losses on receivables at December 31, 2006 was $1.5 million.

        Our estimates and assumptions made under the revenue recognition policy have been applied on a consistent basis. The amounts accrued for allowances and returns have not had a material impact on our financial condition or operating performance.

  Property, Plant and Equipment (PP&E), Intangible Assets and Goodwill

        We perform an impairment review of PP&E when facts and circumstances indicate the carrying value may not be recoverable from its undiscounted cash flows. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", if the carrying amount of an asset or asset group is evaluated and found not to be recoverable, then an impairment loss must be recognized. Any impairment loss is measured by comparing the carrying amount of the asset to its fair value. Fair value is determined using discounted cash flows or quoted market prices, if available. Our estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

        We amortize intangible assets with finite useful lives over the expected economic life with required evaluations of their recoverability when necessary for changes in facts and circumstances as provided under SFAS No. 144. Goodwill and intangible assets with indefinite lives are evaluated in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangible assets are reviewed for impairment in the third quarter of each year or when facts and circumstances indicate possible impairment. We compare the assets' fair value, which is determined based on analyses of future discounted cash flows, to its carrying value in order to determine if an impairment charge is warranted. The estimates of future cash flows involve considerable management judgment and are based upon assumptions concerning expected future operating performance and economic conditions. Assumptions used in these forecasts are consistent with internal planning. We completed our analysis of indefinite lived intangibles, including goodwill, as of September 30, 2006 and no impairment was noted.

        We determined the value of our formulations and product technology intangible assets using the relief from royalty method. This method utilizes calculations of the present value of after tax cash flow accruing to us to derive fair values. The pre-tax cash flow is determined by applying a royalty rate to projected revenues for the next several years. The royalty rates were based on the estimated royalties that would be charged to a third party to license our trademarks, trade names, technology and patents, and on independent studies performed by a third party service firm of rates used to value similar transactions. The fair values of trademarks and tradenames were appraised based upon the present value of the estimated net after-tax royalty cash flow. The values of other intangible assets including non-compete agreements, raw material contracts and railcar leases were valued at acquisition through independent appraisals where material, or through other valuation techniques involving discounted cash flows. The significant assumptions used in the calculations include discount rates, royalty rates and estimated periods of future cash flows.

        The amortization period for definite lived intangibles represents our estimate of the economic life of these assets. The estimated lives for raw material contracts, non-compete agreements and rail car leases represent the term of the underlying contracts. The estimated life of Technical Know-how intangibles represents the weighted average remaining life of our patents. The lives of Tradename intangible assets were determined to be indefinite due to the perpetual nature of the trademarked names of the underlying products.

  Pensions and Postretirement Benefits

        We maintain defined benefit pension plans covering substantially all domestic and Canadian employees as well as certain employees in Europe and Asia Pacific. Benefits for a majority of the plans are based on average final pay and years of service. Our funding policy, consistent with statutory requirements, is based on actuarial computations utilizing the projected unit credit method of calculation. Not all defined benefit pension plans are funded. In the U.S. and Canada, the pension plans' assets include equity, and fixed income securities. Certain assumptions are made regarding the occurrence of future events affecting pension costs, such as mortality, withdrawal, disablement and retirement, changes in compensation and benefits, and discount rates to reflect the time value of money.

        The major elements in determining our pension income and expense are pension liability discount rates and the expected return on plan assets. We reference rates of return on high-quality, fixed income investments when estimating the discount rate, and the expected period over which payments will be made based upon historical experience. The long-term rate of return used to calculate the expected return on plan assets is the average rate of return estimated to be earned on invested funds for providing pension benefits.

        In addition to pension benefits, certain health care benefits are provided to retired employees. SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," requires the use of explicit assumptions using the best estimates available of the plan's future experience. Principal actuarial assumptions include: discount rates, present value factors, retirement age, participation rates, mortality rates, cost trend rates, Medicare reimbursement rates and per capita claims cost by age. Current interest rates, as of the measurement date, are used for discount rates in present value calculations.

        Minor changes in the assumptions discussed above would not cause a material impact to our obligations or expense amounts. For example, a 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $0.03 million and increase the periodic postretirement benefit cost by approximately $0.03 million.

        Effective December 31, 2006, the Company recognizes the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability in the balance sheet and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The adoption of SFAS No. 158 resulted in an increase in stockholder's equity of $9,126 at December 31, 2006. The following table indicates the adoption impact of SFAS No. 158 on individual balance sheet line items:

	Asset (liability)
	Prior to SFAS 158	Adjustments	After adoption of SFAS 158
Deferred income taxes	(94,479)	(5,536)	(100,015)
Liability for benefit plans—current	(1,994)	(1,296)	(3,290)
Liability for benefit plans—noncurrent	(61,628)	15,958	(45,670)
Accumulated other comprehensive income, net of tax	6,181	(9,126)	(2,945)

  Income Taxes

        The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.

        In the determination of our current year tax provision, we have provided deferred income taxes on income from foreign subsidiaries which have not been reinvested abroad permanently as upon remittance to the U.S. such earnings are taxable. In addition, we operate within multiple taxing jurisdictions and are subject to audit within these jurisdictions. We record accruals for the estimated outcomes of these audits. We adjust these accruals, if necessary, upon the completion of tax audits or changes in tax law. Since significant judgment is required to assess the future tax consequences of events that have been recognized in our financial statements or tax returns, the ultimate resolution of these events could result in adjustments to our financial statements and such adjustments could be material. Therefore, we consider such estimates to be critical to the preparation of our financial statements.

        We have net operating loss carryforwards in various jurisdictions, the majority of which do not have corresponding valuation allowances. For these jurisdictions without valuation allowances, it is our determination that it is more likely than not that we will utilize our deferred tax assets before the expiration of the net operating loss carryforward period. This determination is based upon our estimation of projected book and taxable income and expense over the next several years. These assumptions will be reviewed at least annually and adjustments to the valuation allowance may be made accordingly. To the extent our projections vary significantly from actual results, a portion of our deferred tax benefits may not be realizable, resulting in a charge to income tax expense.

Recently Issued Accounting Standards

        In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN No. 48 clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN No. 48 will require companies to include additional qualitative and quantitative disclosures within their financial statements. The disclosures will include potential tax benefits from positions taken for tax return purposes that have not been recognized for financial reporting purposes and a tabular presentation of significant changes during each period. The disclosures will also include a discussion of the nature of uncertainties, factors which could cause a change, and an estimated range of reasonably possible changes in tax uncertainties. FIN No. 48 will also require a company to recognize a financial statement benefit for a position taken for tax return purposes when it will be more-likely-than-not that the position will be sustained. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact on the consolidated financial statements for uncertain tax positions taken under FIN No. 48.

        In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted the provisions of SAB No. 108 effective December 31, 2006. The adoption of SAB No. 108 did not have an impact on the consolidated financial statements.

        In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Therefore, SFAS No. 151 is effective for the Company for the year ended December 31, 2006. The adoption of SFAS No. 151 did not have a material impact on the consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently evaluating the new statement and does not believe that it will have a significant impact on the determination or reporting of our financial results.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in stockholders' equity as a component of accumulated other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. We adopted SFAS No. 158 effective December 31, 2006. The impact of the adoption of SFAS No. 158 resulted in an increase in stockholder's equity of $9,126 at December 31, 2006.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The statement requires the fair value of the assets and liabilities that the company has chosen to fair value be shown on the face of the balance sheet. The standard also requires companies to provide additional information to enable users of the financial statements to understand the company's reasons for electing the fair value option and how changes in the fair values affect earnings for the period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning on or before November 15, 2007. The Company is currently evaluating the potential impact this statement may have on the consolidated financial statements.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." The FSP prohibits companies from accruing the cost of planned major maintenance in advance of the activities actually occurring. This FSP is effective for fiscal years beginning after December 15, 2006. The adoption of FSP No. AUG AIR-1 is not expected to have a significant impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Our major market risk exposure is potential losses arising from changing rates and prices regarding foreign currency exchange rate risk, interest rate risk, commodity price risk and credit risk. The audit committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. We do not use financial instruments for speculative purposes and we limit our hedging activity to the underlying economic exposure.

  Foreign Exchange Risk

        Our financial results are subject to the impact of gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. We operate a geographically diverse business with approximately 46% of our sales during the twelve months ended December 31, 2006 coming from our international operations in currencies other than the U.S. dollar. Because consolidated financial results are reported in dollars, sales or earnings generated in currencies other than the U.S. dollar can result in a significant increase or decrease in the amount of those sales and earnings when translated to U.S. dollars. The financial statements of our operations outside the U.S., where the local currency is considered to be the functional currency, are translated into U.S. dollars using the exchange rate in effect at each balance sheet date for assets and liabilities and the average exchange rate for each period for sales, expenses, gains, losses and cash flows. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. The foreign currencies to which we have the most significant exchange rate exposure include the Canadian dollar and the euro. The effect of translating foreign subsidiaries' balance sheets into U.S. dollars is included in other comprehensive income. The impact of gains and losses on transactions denominated in currencies other than the functional currency of the relevant operations are included in other non-operating expense and have historically not been material.

        We hedge our significant net investments denominated in foreign currencies through cross-country interest rate swap agreements. We record these agreements at fair value as assets or liabilities and the related gains or losses are deferred in stockholders' equity as a component of foreign currency translation adjustments, net of tax. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices. There was no hedge ineffectiveness related to our currency swap agreements in 2006 or 2005.

        We have cross-currency interest rate swap agreements denominated in euros that mature in 2009 and in Canadian dollars that mature in 2010. These swap agreements are designated as a hedge of the net investment in our European and Canadian operations. The fair value of the net liability was recorded in other long-term liabilities of $16.7 million and $6.8 million as of December 31, 2006 and 2005, respectively, with a corresponding amount, net of tax, recorded to foreign currency translation adjustments of $10.3 million and $4.2 million at December 31, 2006 and 2005, respectively. In the event the euro or Canadian dollar strengthens against the U.S. dollar the fair value of the liability will increase.

  Interest Rate Risk

        We are exposed to fluctuations in interest rates on our long-term senior secured term loan and revolving credit facility. Changes in interest rates will not affect the market value of such debt but will affect the amount of our interest payments over the term of the loans. Likewise, an increase in interest rates could have a material impact on our cash flow. As of December 31, 2006, a 100 basis point increase in interest rates on our variable term loan under our senior secured credit facility would have an estimated impact on pre-tax earnings of approximately $3.6 million. The interest rate on the notes are fixed at 7.5%.

  Commodity Risk

        We purchase significant amounts of natural gas to supply the energy required in our production processes for our products in each of our divisions. Since we are a producer of inorganic chemicals, natural gas provides an energy source for us but is not a direct feedstock of our products. Therefore, exposure to the volatility in energy prices is less than that of many producers of organic petrochemicals. We have implemented a hedging program in the U.S. which allows us to mitigate exposure to natural gas volatility with futures contracts. Forward purchases of natural gas are also made in regard to our production at certain other subsidiary locations.

        The futures contracts had a fair value of $2.2 million and $30.9 million at December 31, 2006 and 2005, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current balances are recorded in prepaid and other current assets and other long-term assets. The related gains or losses are recorded in stockholders' equity as a component of other comprehensive income (loss), net of tax. Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the consolidated statements of income in the period in which inventory is sold.

  Credit Risk

        We are exposed to credit risk on financial instruments to the extent our counterparty fails to perform certain duties as required under the provisions of an agreement. We only transact with counterparties having an appropriate credit rating for the risk involved. Credit exposure is managed through credit approval and monitoring procedures.

        Concentration of credit risk can result primarily from trade receivables, for example, with certain customers operating in the same industry or customer groups located in the same geographic region. Credit risk related to these types of receivables is managed through credit approval and monitoring procedures.

BUSINESS

Overview

        We are a leading global producer of inorganic specialty chemicals and engineered glass materials in terms of sales. We conduct our operations through two principal businesses: our Chemicals division, which is one of the largest global manufacturers of sodium silicate and related high performance silicate-based specialty chemicals, and our Potters division, which is a leading global manufacturer of highly engineered solid and hollow glass spheres used in highway safety and other specialty applications. We believe that we maintain the number one or two market positions in most of our major product lines in each of the geographic markets we serve. Our products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and governmental end-markets. We sell our products in over 100 countries to thousands of customers, many of which are leading companies in their respective industries. We maintain long-standing relationships with many of our customers and have conducted business with our top ten customers for over 30 years. Our customers place significant value on our industry-leading brands, which have gained a reputation for quality, reliability, technical performance and innovation.

Our History

        We trace our roots to a Philadelphia soap and candle business founded in 1831. The original company began producing and selling "silicate of soda," or sodium silicate, in 1861 as a builder to replace resin in soap formulations. We entered the engineered glass materials business in 1977 with the acquisition of Potters Industries, a producer of glass beads used to increase retroreflectivity in highway pavement markings, the largest end-use application for these products, and other applications. We expanded our product lines through the acquisitions of specialty adsorbents products and Dow Chemical's magnesium sulfate business as well as the formation of Zeolyst International, our 50/50 joint venture with CRI International, a Royal Dutch/Shell Group company. We began manufacturing specialty chemicals products in Europe in 1989 and in Asia in 1992 and have further expanded into China with the construction of a sodium silicate facility in Tianjin, which commenced operations in the fourth quarter of 2005. We continue to grow our business organically as well as through joint ventures and small complementary acquisitions.

  The Transactions

        On February 11, 2005, we were acquired by Niagara Holdings, Inc. ("Holdings"), a newly formed Delaware corporation affiliated with J.P. Morgan Partners, LLC and certain affiliated funds ("JPMorgan Partners" or "JPMP"); and Peak Investments, LLC, (together with JPMP, the" Sponsors"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 2004, among PQ Corporation, Holdings and Niagara Acquisition, Inc., a wholly owned subsidiary of Holdings; (i) Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation surviving as a wholly owned subsidiary of Holdings; (ii) PQ Corporation redeemed the outstanding shares of its $16.44 Preferred Stock, Class A in accordance with the terms thereof; and (iii) the common shareholders of PQ Corporation (both Series A and Series B) and holders of options to purchase common stock of PQ Corporation received cash in exchange for their shares or for the cancellation of their options. We refer to the actions set forth in clauses (i), (ii) and (iii) as the "Merger".

        In connection with the Merger, affiliates of JPMorgan Partners and certain members of our senior management contributed approximately $163.6 million in cash to Holdings, which in turn was contributed to the common equity of Niagara Acquisition, Inc. The total merger consideration (including capitalized fees and expenses) paid was approximately $632.5 million. The merger consideration was funded with the proceeds from:

  •
  the investment by the Sponsors and certain members of our senior management in Holdings and the subsequent contribution of the cash proceeds from such investment to us as common equity;

  •
  our issuance of $275.0 million of 7.5% senior subordinated notes due 2013 (referred to herein as the "Notes") and the related subsidiary guarantees; and

  •
  term loan borrowings of $335.0 million under our senior secured credit facilities.

        In this prospectus, we refer to the Merger and the related financing described above, collectively, as the "Transactions". For purposes of identification and description, we are sometimes referred to as the "Predecessor" for the period prior to the Transactions on February 11, 2005, and the "Successor" for the period subsequent to the Transactions.

  Our Sponsor

        JPMorgan Partners, LLC (JPMP) is a leading private equity firm. Since its inception in 1984, JPMP has invested over $15 billion worldwide in consumer, media, energy, industrial, financial services, healthcare, hardware and software companies. JPMP is a private equity division of JPMorgan Chase & Co. ("JPMorgan"), one of the largest financial institutions in the U.S.

        As of August 1, 2006, the buyout/growth equity professionals of JPMP separated from JPMorgan to form an independent private equity platform, CCMP Capital Advisors, LLC ("CCMP Capital"). CCMP Capital is providing investment advisory services to JPMP with respect to the investment in Holdings.

Our Business Strengths

        Diversified End-Markets and Customer Base.    We serve thousands of customers in a broad range of diverse end-markets worldwide, including consumer products, food and beverage, highway maintenance, industrial and institutional cleaning products, rubber and plastics, and water treatment. Our largest customer represented 9% of our sales for the year ended December 31, 2006, and our top ten customers represented 25% of our sales for this period. No single end-market represented more than 20% of our sales for the year ended December 31, 2006. In addition, we generated approximately 46% of our sales outside of the U.S. during this period. The diverse end-markets and large number of customers we serve reduces our exposure to any single market or customer and minimizes the impact of general economic cycles on our financial results.

        Long-Term Relationships with High-Quality Customers.    We have cultivated a diversified and loyal base of customers, many of which are leading companies in their respective industries. The average length of relationship with our largest customers is over 30 years, and we have conducted business for over 100 years with our largest customer by sales.

        Value-Added Products and Services.    We offer a broad range of value-added products and services, which are important factors in our customers' purchasing decisions. Our customers rely on our ability to meet or exceed their strict performance standards, short lead time requirements and technical assistance needs. For example, in our Potters division, we offer consultative sales and marketing support and just-in-time delivery services that are critical to our customers' success and profitability. Our technical service and customer support capabilities also differentiate us. Our ability to collaborate closely with our customers to formulate innovative manufacturing and product solutions provides us with a competitive advantage. In many of our sole supplier customer relationships, we develop and manufacture products that meet customized specifications and performance characteristics. In addition, our products provide critical performance functions in the end-products for which they are used, and typically represent a small portion of the overall cost of such end-products.

        Global Manufacturing and Distribution Infrastructure.    Our global footprint and proximity to our customers provides us with a distinct cost and competitive advantage due to the prohibitively high costs of and long lead times for transporting our products. We operate 57 manufacturing sites in 19 countries and are one of the only producers in our markets that manufactures and distributes locally in each of the four major geographic regions of North America, Europe, Asia-Pacific and South America. In

January 2007, we added three additional manufacturing sites as part of our acquisition of Flex-O-Lite. Our proximity to our customers increases our integration with their business processes and supply chains. In addition, through our global manufacturing network, we benefit from best practices as well as economies of scale in our operations and procurement of raw materials. Furthermore, our global footprint in manufacturing and distribution also enables us to quickly capitalize on growing demand for our products in emerging economies, such as those of Asia-Pacific and Eastern Europe, where we can effectively service the growth of new and existing customers.

        Experienced and Motivated Management Team.    In connection with the Transactions, Michael Boyce became our Chairman, Chief Executive Officer and President. Mr. Boyce has over 36 years of industry experience with a proven leveraged buyout, or LBO, track record and previously served as President and Chief Operating Officer of Harris Chemical Group from its leveraged buyout by JP Morgan Partners in 1988 to its successful sale in 1998. Our executive team has extensive industry experience in all facets of the specialty chemicals industry, including strategic management, manufacturing, sales and marketing, new product and applications development, and financial management. Our management team has a significant equity ownership interest in Holdings.

        Although we believe that we exhibit the business strengths described above, our competitors may have greater financial and other resources than we do. In addition, we are subject to a number of risks discussed in "Risk Factors" elsewhere in this prospectus. The principal risks facing our business include, among others, the risk of increased costs of raw materials and natural gas, the seasonal nature of demand for some of our Potters products, reductions in highway safety spending, on which a large portion of our sales in the Potters division depends, the economic, regulatory, and political risks associated with our international operations, and the risk that we will be required to make material expenditures and changes in our operations to comply with environmental, health and safety laws.

Our Business Strategy

        Capitalize on Strong Market Positions and Improving Industry Profitability.    Our core sodium silicate and engineered glass materials product lines have experienced significant producer consolidation in North America over the past few years, which has led to the elimination of excess capacity and an increase in capacity utilization. The rationalization of these producers has led to a more stable industry structure and improved economies of scale for us and other producers. We plan to leverage our size to achieve leading market positions in our core sodium silicate and engineered glass products. We also intend to leverage our global leadership position to increase sales volumes by further penetrating our existing markets as well as pursuing new opportunities.

        Enhanced Focus on Cost Structure and Processes.    We believe there are significant opportunities to improve the production efficiencies and cost structure of our business. Our management team has a proven track record of successful growth and cost reduction in the inorganic chemicals industry. We are currently evaluating and implementing initiatives that will be focused on lowering our operating costs and increasing our productivity through (1) improving manufacturing efficiencies, (2) increasing asset utilization, (3) leveraging our scale economies in logistics, procurement, and sales and marketing costs, (4) disciplined management of our working capital and capital expenditures and (5) utilizing an incentive-based compensation plan for our management team. We believe that the successful execution of these initiatives will have a meaningful impact on our operating margins and profitability.

        Leverage Technology Leadership in Silicate Chemistry and Engineered Glass Materials. We are an industry leader in silicate technology with over 140 years of experience developing silicate-based chemistries. In addition, we are a market and technology leader with over 90 years of experience in the engineered glass materials industry. We intend to continue to capitalize on our technological leadership positions and proven research and development competencies by pursuing low-risk, cost-effective opportunities for developing new products, applications and end-markets for our silicate-based chemicals and engineered glass products platforms. For example, we have leveraged our expertise in silicate chemistry to develop a new potassium silicate application used in water-based petroleum drilling fluids as a corrosion inhibitor and lubricity enhancer, which does not require remediation. We believe pursuing such opportunities will result in profitable growth as we leverage our technical knowledge and existing asset base.

        Selectively Pursue Growth Opportunities.    We have successfully completed several acquisitions of niche businesses during the past five years and will continue to selectively explore new acquisitions that are complementary to our existing businesses. Our acquisition strategy will focus on add-on acquisitions that will enable us to expand our customer or geographic reach or to increase penetration of the markets we serve with new products or extensions to current product applications. In addition, we intend to selectively pursue organic growth opportunities by utilizing our existing asset base and product portfolio to expand in certain higher growth regions, such as Asia-Pacific and Eastern Europe.

        Focus on Cash Flow Generation.    We will maintain a disciplined approach to our capital spending and working capital management in order to optimize cash flow, while continuing to support our fixed asset base and deliver superior service to our customers. We have historically generated substantial cash flow from operations and have funded our capital expenditure and working capital requirements through internal cash flow generation.

Business Segments

  Chemicals division

        Our Chemicals division, which accounted for $486.8 million, or 69%, of our sales for the year ended December 31, 2006 has been developing, manufacturing and distributing silicate-based specialty chemicals for over 140 years. We are the largest sodium silicates producers in North America. We operate 38 manufacturing facilities in 14 countries located in North America, Europe and Asia-Pacific. Our principal Chemicals division products include solid and liquid sodium silicate and silicate derivative products and an array of related high performance specialty chemicals, such as zeolite and zeolite-based catalysts, polyolefin catalysts, and silica gels. We are a recognized leader in silicate technology with strong market positions in North America, Europe, and Asia-Pacific. Sodium silicate and other silicate derivatives products such as potassium silicate, metasilicate and hydrous silicate are inorganic chemicals primarily used as building blocks to enhance the performance or quality of a diverse range of end products. Significant applications for our silicate products are (1) additives for downstream chemical manufacturing, (2) bleaching aids for pulp and paper manufacturing, (3) gelling or setting agents for soil stabilization in the construction industry, (4) corrosion inhibitors and coagulants for municipal water treatment processes, (5) additives for water-based petroleum drilling fluids that do not require remediation and (6) cleaning agents in laundry and other household detergents.

        We are the largest North American producer, in terms of sales, of detergent zeolites, which is the primary water softener in powder laundry detergents. North American sales of detergent zeolite products declined over the last decade primarily due to declining sales of powder laundry detergent as consumer preferences shift toward liquid laundry detergent and reformulation of powdered detergents to reduce zeolites in favor of more soluble builders. However, this trend of declining sales of zeolite-based powdered detergents has stabilized in North America, and with recent bans on phosphates in Asian countries, major global producers of laundry detergents have formulated new phosphate-free products using zeolites for sale in Asian markets. In addition, we have been actively pursuing other end-use market opportunities for our zeolite chemistry.

        We manufacture specialty adsorbents and sell these products globally. We manufacture specialty adsorbents in North America and Europe and sell these products to major breweries, food processors and large chain restaurants. We sell specialty adsorbents primarily for use in beer brewing and in reprocessing of cooking oil. Specialty adsorbents prevent beer from clouding when chilled, by adsorbing unwanted proteins, which are then filtered out to produce an additive-free "natural" beer.

        We are a leading manufacturer of high-pore volume polyolefin catalysts. Polyolefin catalysts are used worldwide to make many grades of high density polyethylene, or HDPE. We manufacture polyolefin catalysts in North America and sell these products globally. Our high-pore volume catalysts exhibit high activity, enhanced melt index potential and low gel levels. Our polyolefin catalysts enable HDPE producers to manufacture films for grocery bags, blow-molded products, such as plastic containers, wire and cable sheathings, and gas and sewer pipe with increased toughness. We sell polyolefin catalysts and catalyst supports to HDPE manufacturers globally. We focus on the large HDPE manufacturers and licensors of HDPE technology that need custom catalysts to produce premium HDPE resins. Polyolefin catalyst products are developed jointly with the customer to achieve specific properties. We compete with other manufacturers of catalysts in the HDPE sector. We achieve a competitive advantage for our polyolefin products through product performance, service, technology support and reliability.

        We are a leading global manufacturer of zeolite-based catalysts. We conduct our high performance zeolite catalyst activities through Zeolyst International ("ZI"), our 50/50 joint venture with CRI International, a Royal Dutch/Shell Group company. We account for our investment in ZI under the equity method and, therefore, do not consolidate its sales in our financial results. ZI produces high-performance zeolites that are used as key catalysts in the refining process. ZI manufactures and sells zeolite-based catalysts primarily to the petroleum refining and petrochemical industries. Many sales are customized for each customer, which is common in the catalyst business. ZI sells catalytic zeolites and zeolite-based catalysts to major petroleum refineries. All sales are customized for each customer, which is customary in the catalyst business. Through ZI, we compete with other refining, petrochemical and chemical companies. ZI achieves a competitive advantage for our catalytic zeolites and zeolite-based catalysts products through our research and development capabilities, innovation, quality and price. For example, we have developed high value-added zeolite-based catalysts used in upstream polyester manufacturing processes and automotive emissions control.

        Under Rule 3-09 of SEC Regulation S-X, separate financial statements of majority-owned subsidiaries and equity affiliates not consolidated that meet certain thresholds must be filed as an exhibit to the registrant's Annual Report on Form 10-K. During 2006, the Company's 50% joint venture in Zeolyst International met these thresholds and their financial statements are included as Exhibit 99.2 to the Company's Annual Report on Form 10-K. The separate financial statements of Zeolyst International are accounted for on a historical cost basis and do not reflect the results of purchase accounting adjustments recorded in the Company's consolidated financial statements for their investment in equity affiliates.

        Demand for our Chemicals division products has historically remained stable due to the diverse consumer and industrial end-markets we serve as well as the global scale of our business. Our products are essential building blocks or provide critical performance functions in the end-products for which they are used, yet typically represent a small portion of the overall cost of such end-products. Given the inorganic nature of our products, we have also benefited from a global trend toward more environmentally friendly chemical solutions. For example, our inorganic sodium silicate products are used in water treatment processes as a replacement for phosphates, which generally requires increased chlorination of municipal water systems.

        Certain of our product lines have experienced significant growth due to the proliferation of new product applications, the development of new silicate formulations with higher performance characteristics and the expansion into emerging geographic markets. We have also leveraged our strong research and development competencies to expand into higher value-added product and application extensions from our core silicate products and zeolite platforms.

        We sell a majority of our Chemicals product lines through full or partial requirements contracts with either cost-adjustment or market-adjustment provisions. Cost-adjustment contracts are typically long-term and allow for pass-through of variable costs, while market-adjustment contracts are typically short-term and allow for price changes based on regional merchant market pricing. The remainder of our sales are on a spot pricing basis or covered by customer purchase orders, which generally last one year.

  Potters division

        Our Potters division, which accounted for $221.8 million, or 31%, of our sales for the year ended December 31, 2006, is a recognized leader in engineered glass materials with over 90 years of industry expertise. We operate 22 manufacturing facilities in 11 countries throughout North America, Europe, Asia-Pacific and South America giving us close access to and quick delivery capabilities for our customers worldwide. In January 2007, we added three additional manufacturing sites as part of our acquisition of Flex-O-Lite. Our Potters division manufactures highly engineered solid and hollow glass spheres used in a variety of applications, such as (1) light reflective pavement markings found on highways and roads worldwide, (2) cost-effective polymer additives and fillers used to improve dimensional stability and reduce shrinkage and warping of plastic molded products, (3) conductive particles used in a variety of electronics and (4) blasting media for cleaning, finishing and peening high performance metals used in automotive, aerospace and other manufactured products and components.

        The engineered glass materials industry is characterized by the high performance nature of most engineered glass applications, which often requires producers to provide superior service and technical support. For example, highway maintenance contractors require significant sales, marketing, technical assistance and short delivery lead times in order to meet pavement marking reflectivity performance requirements and project completion deadlines. These customer demands have benefited large producers, such as PQ, who have the resources to provide such customer support and technical service.

Raw Materials

  Chemicals division

        The Chemicals division's major raw materials include soda ash, industrial sand, aluminum trihydrate ("ATH"), and sodium hydroxide (commonly known as caustic soda). Our raw materials, in general, are widely available. We have long-term supply contracts through 2007 and 2008 for our soda ash requirements and through 2007 for our ATH requirements. We maintain a raw material quality audit and qualification program with our vendors to ensure that the material purchased satisfies our quality requirements. Furthermore, we are typically able to pass through increases in the price of raw materials to our customers. We have structured the majority of our contracts with our largest Chemicals division customers to include adjustments for changes in the price of raw materials.

        Soda ash is the key raw material utilized in the production of sodium silicate in terms of cost. Our strategy is to maintain several sources of contracted soda ash supply in each region in which we operate. Our primary global suppliers include FMC, General Chemical and Solvay. We purchase our North American soda ash requirements through long-term supply contracts. As these contracts expire, we cannot provide assurance that we will be able to renegotiate or enter into new long-term supply contracts on terms that are satisfactory to us. See "Risk Factors—Increased costs of raw materials and natural gas may result in increased operating expenses and adversely affect our results of operations and cash flow."

        Although industrial sand and ATH are also key raw materials, each represent a relatively small percentage of our total cost of goods sold.

  Potters division

        The key raw material for the Potters division is cullet, or recycled glass, which is sourced from glass recyclers around the world. Cullet is generally in ample supply from local recyclers in the regions in which we operate.

Manufacturing Process

        A majority of our products are produced by fusing raw materials inputs in a high temperature furnace, and either processing or mixing these fused compounds with other inputs such as water. Sodium silicate, the core product for the Chemicals division is created by combining soda ash with silica, or industrial sand, and applying heat in a furnace to produce a molten glass which quickly cools and hardens. The liquid sodium silicate is subsequently produced via dissolvers. In our Potters division, glass spheres are produced from cullet that is ground, sifted and furnaced into spheres that are coated and packaged to meet a variety of specifications. The spheres are then blended to meet various specifications, coated and packaged.

        We purchase natural gas to supply the energy required in our production processes. We have implemented a hedging program in the U.S. which allows us to mitigate exposure to energy volatility. Our hedging strategy has mitigated volatility in natural gas prices when compared to purchasing at spot market prices. We also make forward purchases of natural gas in the U.S., Canada and Europe as a means to mitigate exposure to price volatility.

Sales and Marketing

  Chemicals division

        Our Chemicals division utilizes both a direct sales force as well as established chemical distributors to market its various products. For most customers, our direct sales force calls on the customer, supported by our experienced technical staff. Our global sales force and technical staff employ a proactive and consultative approach to the sales process. In many cases, particularly in specialty products, the sales force assists with the design and development of new products for a client's specific needs.

  Potters division

        Our Potters division primarily utilizes a technically-trained internal sales force to market its product offerings in each geographic market it serves. In addition, our Potters division employs distributors for sales in North America and Europe. In North America, our internal sales force is organized by our principal end-markets served by our Potters division. For the Potters division's largest end-market, the highway safety sector, we sell to government agencies through direct bid processes and through contractors.

Research & Development

        We benefit from the highly-skilled technical capabilities of our employees dedicated to research and development. We operate four research and development facilities in four countries throughout the world. Our research and development activities are directed toward the development of new and improved products, processes, systems and applications for existing product lines. Our research and development competencies have enabled us to expand into higher value-added product and application extensions from our core silicate and engineered glass product platforms. We believe we are one of the only producers in the markets we serve that offers product development and technical support services on a global basis. We also conduct exploratory research and development of new products for new business opportunities. Research and development expenses were approximately $6.1 million in 2006, $12.0 million for the combined successor and predecessor periods in 2005, and $9.4 million in 2004. Research and development expenditures for the combined Successor and Predecessor periods in 2005 include the write-off of acquired in-process research and development of $3.3 million.

Intellectual Property

        We own or have rights to a large number of patents relating to a large number of products and processes. On a worldwide basis, we own approximately 60 patented inventions, with 207 patents issued in countries around the world and over 40 patent applications pending worldwide. Our patent portfolio in the aggregate, combined with our extensive manufacturing and product experience and knowledge, provides us with a competitive advantage. We also own approximately 212 trademark registrations, including 61 U.S. trademark registrations and 6 pending trademark applications.

Employees

        As of December 31, 2006 our domestic and international operations consisted of approximately 1,856 employees, of which 786 were employed in the U.S. and 280 were employed in Canada, Mexico and Brazil. We also employ 491 throughout Europe. The remaining 299 employees were dispersed throughout the Asia-Pacific region, primarily in Australia, Japan, Thailand and China. At December 31, 2006, approximately one-third of our employees were represented by a union or workers council. We believe we have good relationships with our employees and their respective workers councils.

Environmental Regulations

        We are subject to local, state, federal and foreign environmental, health and safety laws and regulations concerning, among other things; emissions to the air; discharges to land and water; and the generation, handling, treatment and disposal of, or exposure to, hazardous substances. Our facilities typically require operating permits that are subject to renewal. Compliance with environmental laws and regulations may require us to make significant site or operational modifications at substantial cost. Violations of environmental laws and regulations, or any permits issued thereunder, may result in restrictions on our operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

        Under certain environmental laws, liability for the cleanup of contaminated sites can be imposed retroactively and on a joint and several basis. We could be held responsible for all cleanup costs at a site, whether currently or formerly owned or operated, and regardless of fault, knowledge, timing or cause of the contamination. We are currently, and may in the future be, responsible for some or all of the investigation or remediation costs for certain contaminated property, including those at properties where we have disposed of our waste and at properties which we no longer own. The discovery of currently unknown contaminants or the imposition of additional cleanup obligations at these or other properties could result in significant liabilities. We cannot assure you that, as a result of former, current or future operations, that we will not incur significant expenditures relating to new or existing laws and regulations or additional environmental remediation or restoration liabilities.

        While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, we cannot assure you that these laws and regulations or the interpretation of them will not change or become more stringent in the future or that additional unforeseen expenditures will not be required. Environmental laws and regulations are complex, and both the laws and regulations and the interpretation thereof, change frequently and have tended to become more stringent over time. For example, we may be materially impacted by the EU regulation commonly known as REACH (Registration, Evaluation and Authorization of Chemicals) which was adopted by the European Commission on December 18, 2006 and will take effect on June 1, 2007. REACH will expand the EU's regulation of chemicals and could result in significant costs for our products manufactured and imported into Europe.

        We are actively engaged in complying with environmental protection laws. We anticipate incurring future costs for capital improvements and general compliance under environmental laws, including costs to acquire, install, maintain and repair pollution control equipment. We incurred related capital expenditures of $3.7 million in 2006, $6.6 million for the combined successor and predecessor periods in 2005, and $5.6 million in 2004.

        We are involved from time to time in administrative or legal proceedings relating to environmental matters and have incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters. For a discussion of recent proceedings, see "Business—Legal Proceedings."

Properties

        Our headquarters are located in Berwyn, Pennsylvania. We are a global company operating 57 manufacturing sites in 19 countries on five continents, including 38 Chemicals manufacturing facilities in 14 countries and 22 Potters manufacturing facilities in 11 countries throughout the world. We also have three administrative facilities and four research and development facilities throughout the world.

        The table below presents summary information regarding our facilities as of December 31, 2006.

CHEMICALS FACILITIES	OWNED/ LEASED
North America
Anderson, IN	Owned
Augusta, GA(1)	Owned
Baltimore, MD	Owned
Chester, PA	Owned
Gurnee, IL	Owned
Jeffersonville, IN	Owned
Kansas City, KS	Owned
Pineville, LA	Owned
Rahway, NJ	Owned
South Gate, CA	Owned
St. Louis, MO	Owned
Tacoma, WA	Owned
Utica, IL	Owned
Parksville, BC	Owned
Surrey, BC	Owned
Toronto, ON	Owned
Valleyfield, ON	Owned
Whitecourt, AB	Owned
Altamira, Mexico	Owned
Guadalajara, Mexico	Owned
San Martin, Mexico	Owned
Tlalnepantla, Mexico(1)	Owned
Europe
Maastricht, Netherlands(2)	Leased
Delfzijl, Netherlands(3)	Owned
Winschoten, Netherlands	Leased
Glomfjord, Norway(4)	Leased
Karlstad, Sweden	Owned
Utansjo, Sweden	Leased
Naantali, Finland	Leased
Worms, Germany	Owned
Wurzen, Germany	Owned
Lamotte, France	Leased
Livorno, Italy(5)	Leased
Asia-Pacific
Melbourne-Dandenong, Australia(1)	Owned
Sydney-New South Wales, Australia	Owned
Bangkok, Thailand	Leased
Seoul, South Korea(6)	Owned
Taipei, Taiwan(7)	Owned
Beijing, China(9)	Leased
Tianjin, China	Owned
POTTERS FACILITIES(8)	OWNED/ LEASED
North America
Apex, NC	Owned
Brownwood, TX	Owned
Canby, OR	Owned
Carlstadt, NJ	Owned
Cleveland, OH	Owned
Kingman, AZ	Owned
Potsdam, NY	Owned
LaPrairie, Quebec	Owned
Moose Jaw, SK	Owned
South America
Rio de Janeiro, Brazil	Owned
Europe
St. Pourcain-sur-Sioule, France(2)	Owned
Kircheimbolanden, Germany	Owned
Barnsley, South Yorkshire, England	Owned
Durham, West Auckland, England	Owned
Walbrzych, Poland	Owned
Asia-Pacific
Melbourne-Laverton, Australia	Owned
Bangkok, Thailand	Owned
Tokyo, Japan(9)	Leased
Tsukuba City, Japan	Owned
Kansai, Japan	Owned
CORPORATE FACILITIES	OWNED/ LEASED
North America
Berwyn, PA	Leased
Lenexa, KS	Leased
Europe
Amersfoort, Netherlands	Leased
RESEARCH & DEVELOPMENT FACILITIES	OWNED/ LEASED
North America
Conshohocken, PA	Owned
Toronto, ON	Leased
Europe
Maastricht, Netherlands	Leased
St. Pourcain-sur-Sioule, France	Owned

(1)
These facilities also manufacture our Potters division products.

(2)
These facilities also conduct research and development activities.

(3)
Owned by our 50/50 joint venture, Zeolyst C.V.

(4)
Effective January 1, 2007, we own the Chemicals division facility located in Glomfjord, Norway.

(5)
Products manufactured on our behalf by Rhodia Italia under a tolling arrangement.

(6)
Owned by our 50/50 joint venture, Aekyung-PQ Advanced Materials, Co. Ltd.

(7)
Owned by our 50/50 joint venture, PQ Silicates Ltd.

(8)
On January 25, 2007, we acquired three additional facilities as part of an acquisition in the Potters division. The newly owned facilities are located in Paris, Texas, Muscatine, Iowa, and St. Thomas, Ontario.

(9)
These facilities are sales offices with no manufacturing operations

        We lease six of our production facilities and two of our administrative facilities. These leases expire between 2007 and 2021. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. The facilities we own are subject to major encumbrances under our existing senior secured credit facility. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks and warehousing, transportation and computer equipment.

Legal Proceedings

        We are involved from time to time in administrative or legal proceedings relating to our operations and facilities.

        There is a risk of environmental impact in chemical manufacturing operations. Our environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. We are also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business. No accrual for these matters currently exists, with the exception of those listed below, because we believe that the liabilities resulting from such lawsuits and claims will not materially affect our results of operations, financial position or cash flow.

        We were named as the defendant in a personal injury case which occurred in 1996. The case was settled in November 2006 for $2.4 million. The claim was covered by our insurance carrier. As settlement of this claim, our insurance carrier agreed to pay the plaintiff $2.4 million, of which $1.2 million was paid in December 2006 and $1.2 million was paid in January 2007.

        As a result of an incident at our Baltimore, Maryland facility on March 17, 1999 involving the unauthorized discharge of process water to a storm sewer, the United States Attorney for the District of Maryland undertook an investigation into environmental compliance at our Baltimore plant. The investigation later expanded to include two of our other plants in Chester, Pennsylvania and St. Louis, Missouri. On March 10, 2004, we resolved the investigation by pleading guilty to three felony violations of the Clean Water Act. In addition to paying $0.6 million in fines, restitution and the funding of a community service project, we are on probation until May 2007. We also agreed to submit documents to the Department of Justice ("DOJ") describing our Environmental Management System ("EMS"). Several additions to the EMS have been made based upon discussions with the DOJ and we are in process of implementing the EMS. Successfully implementing the EMS is required by an action plan that has been incorporated into the plea agreement.

        We are subject to various laws and regulations regarding emissions from our plant locations. These laws and regulations may limit the amount and types of emissions that can be released into the atmosphere. In 2003, following an incident at the Kansas City, Kansas plant in which an emission control device failed, we were issued a draft Consent Agreement from the Kansas Department of Health and Environment ("KDHE") for operating the plant without such emission control device in place. In February 2006, we received a revised Consent Agreement from KDHE and agreed to settle all outstanding claims. The settlement calls for us to complete the implementation of an ISO 14001 EMS at the Kansas City plant, perform five supplemental environmental projects valued at a total of approximately $0.1 million and pay a $0.2 million civil penalty. In September 2006, we negotiated the terms of the consent decree that incorporated the aforementioned settlement. The civil penalty of $0.2 million was paid in full in October 2006.

        We triggered the requirement of New Jersey's Industrial Site Recovery Act ("ISRA") statute as part of the due diligence performed in connection with the Transactions in December 2004. As required under ISRA, a General Information Notice with respect to our two New Jersey locations was filed with the New Jersey Department of Environmental Protection ("NJDEP") in December 2004. Based on a preliminary review of the facilities by the NJDEP, we estimated that $0.5 million will be required for contamination assessment and removal work at these facilities, and had recorded a reserve for such amount as of December 31, 2005. During the year ended December 31, 2006, it was determined that additional assessment, removal and remediation work would be required and the reserve was increased by $0.4 million to $0.9 million to cover the estimated cost of such work. There may be additional costs related to the remediation of these two facilities, but until further investigation takes place, we cannot reasonably estimate the amount of additional liability that may exist.

        In the past five years, we have been a party to civil litigation matters. These matters have included disputes regarding employment matters and product warranty and negligence claims. All but two matters have been covered by applicable insurance. The two matters that have been denied coverage by our insurance carriers relate to the operations at our Augusta, Georgia facility. The suits, which are pending against numerous industrial and utility defendants, allege that emissions of mercury from the utility and industrial defendants facilities resulted in harm to the two plaintiffs. We do not believe we have any material exposure to any litigation liability.

MANAGEMENT

Directors and Executive Officers

        The following table provides the names and position of our directors and executive officers and their ages as of April 2, 2007:

Name	Age	Position(s)
Michael R. Boyce	59	Chairman of the Board of Directors, Chief Executive Officer and President
James P. Cox	53	Chief Financial Officer, Treasurer and Vice President
William J. Sichko, Jr.	53	Chief Administrative Officer, Secretary and Vice President
Erwin J. Goede	49	Vice President and President—Chemicals Europe, Asia and Australia
Paul Ferrall	50	Vice President and President—Chemicals for the Americas
John Lau	52	Vice President and General Manager—Silica Catalyst and Zeolyst International
Scott Randolph	44	Vice President and President—Potters division
Arnold L. Chavkin	55	Director
Barry Goldstein	64	Director
Stephen V. McKenna	38	Director
Peter Savage	63	Director
Timothy J. Walsh	43	Director

        Michael R. Boyce became the Chairman of our Board of Directors, Chief Executive Officer and President following the consummation of the Transactions. Pursuant to our employment agreement with Mr. Boyce he will serve as our Chief Executive Officer for an initial five year term. From 1998 to 2004, Mr. Boyce was the Chairman and Chief Executive Officer of Peak Investments, LLC. Prior to April 1998; he was President & Chief Operating Officer of Harris Chemical Group and Chief Executive Officer of Penrice Soda Products Pty. Ltd. in Australia. Before joining Harris Chemical Group, he was with General Chemical, where he spent two years as Vice President and General Manager of its Industrial Chemicals division. Prior to that, he was President of Catalyst Resources, Inc., a subsidiary of Phillips Petroleum Company which manufactures polypropylene and polyethylene polymerization catalysts. From 1983 through 1986, he was Vice President and General Manager of Sylvachem Corporation, a wholly owned subsidiary of SCM Corporation, a company active in specialty chemicals. Earlier in his career, he was with Union Carbide, where he held a variety of positions in business management, sales & marketing, and manufacturing. Mr. Boyce also serves as a director on the boards of several private companies.

        James P. Cox became Chief Financial Officer, Treasurer and Vice President in April 2005. In 2003, Mr. Cox was appointed Director of Finance. Mr. Cox assumed responsibility for all of PQ's financial reporting, as Manager of Corporate Financial Reporting in December 1994, with the consolidation of Potters and PQ's corporate finance departments in Valley Forge. Prior to assuming these responsibilities, Mr. Cox held a number of increasingly responsible financial management positions within the Potters organization, beginning in 1975, leading to his appointment as Controller in 1989.

        William J. Sichko, Jr. became Chief Administrative Officer, Secretary and Vice President responsible for Legal, Health, Safety and Environmental compliance and Human Resources following the consummation of the Transactions. Prior to that, Mr. Sichko was Chief Administrative Officer with Peak Investments, LLC. From 1991 through 1998, he held management positions with Harris Chemical Group and IMC Global (following IMC Global's acquisition of Harris Chemical) including serving as Senior Vice President of Human Resources from 1996 to 1998. From 1987 to 1991, Mr. Sichko was a manager with General Chemical.

        Erwin J. Goede became Vice President and President of Chemicals Europe, Asia and Australia in November 2006. Mr. Goede joined PQ in August 2001 as President of PQ Europe. In 1995, Mr. Goede joined Akzo Nobel's Polymer Chemicals Unit. Mr. Goede held roles of increasing responsibility with Akzo's Polymer Chemicals Unit, including European Business Manager for Peroxides and Global Business Manager for Specialty Monomers. In 1990, Mr. Goede became Finance Director for Akzo-PQ Silica, a joint venture between us and Akzo Nobel that produced and marketed silica-based products in Europe. From 1986 to 1990, Mr. Goede held a variety of senior level financial positions with Akzo Nobel.

        Paul Ferrall became Vice President and President of Chemicals for the Americas in November 2006. Mr. Ferrall had joined PQ in August 2005 as Senior Vice President of Global Plan Operations for the Chemicals division. Before joining PQ, Mr. Ferrall had been President of Peak Chemical and Sulfur. From 1995 to 2000, Mr. Ferrall held several management positions with Harris Chemical and IMC Global, including Vice President of its Soda Products business. From 1978 to 1995, Mr. Ferrall held various positions of responsibility in engineering, operations, finance, sales and business management with Allied Chemical.

        John Lau became Vice President and General Manager of Silica Catalyst and Zeolyst International in November 2006. Dr. Lau had joined PQ in July 1996 to lead its Exploratory Research department with the mission to develop new growth opportunities. Dr. Lau was appointed Vice President of Research and Development in 1998 and Vice President of Strategic Planning in 2005. Prior to joining PQ, Dr. Lau held various research and management positions at W.R. Grace & Co. from 1984 to 1996. From 1982 to 1984, Dr. Lau was a research fellow at the University of California Los Angeles.

        Scott Randolph became Vice President and President of the Potters division in April of 2005 after joining PQ as Senior Vice President Strategic Planning. From 2000 to 2005, Mr. Randolph held the position of Chief Financial Officer with Peak Investments, LLC. From 1990 to 2000, Mr. Randolph held a number of management positions with Harris Chemical Group and IMC Global Inc. following IMC Global's acquisition of Harris. Mr. Randolph's last position with IMC Global was General Manager of the Worldwide Boron Business.

        Arnold L. Chavkin became a director following the consummation of the Transactions and is serving a three year term. Mr. Chavkin was a Partner and Chief Investment Officer of J.P. Morgan Partners, LLC and its predecessor firms from 1990 until his retirement from J.P. Morgan Partners, LLC in July 2006. From 1985 to 1990, Mr. Chavkin was a member of Chemical Bank's merchant banking group and a generalist in its corporate finance group specializing in mergers and acquisitions and private placements. Mr. Chavkin is currently a director of Noble Environmental Power, LLC.

        Barry Goldstein became a director in September 2005 and is serving an initial three year term. He is serving as Chairman of the Audit Committee. From 1987 to 2000, Mr. Goldstein was Chief Financial Officer of Office Depot, Inc. Before joining Office Depot, Mr. Goldstein was a partner at Grant Thornton. Mr. Goldstein also serves on the board of directors of Interline Brands, Inc.

        Stephen V. McKenna became a director following the consummation of the Transactions and is serving a three year term. Mr. McKenna is currently a Managing Director of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Mr. McKenna had been a Partner with J.P. Morgan Partners since 2005. Prior to joining J.P. Morgan Partners in 2000, Mr. McKenna worked in the Investment Banking Group of Morgan Stanley & Co., Incorporated from 1999 to 2000 and in the Mergers & Acquisitions Group of J.P. Morgan & Co. Incorporated from 1996 to 1999. Mr. McKenna serves on the board of directors of Pliant Corporation, Jetro JMDH Holdings, Inc., and Generac Power Systems, Inc.

        Peter Savage became a director in September 2005 and is serving an initial three year term. He is serving as Chairman of the Health, Safety and Environment Committee. From 1987 to 1994, Mr. Savage was a director of Harrisons & Crosfield, plc and Managing Director of Harcros Chemical Group. Mr. Savage also held the position of European Business Director for Rohm & Haas Co. from 1985 to 1987. Before joining Rohm & Haas, Mr. Savage held various international leadership positions with Esso (Exxon) Chemical including serving on the United Kingdom board of directors responsible for United Kingdom manufacturing operations from 1980 to 1984. Mr. Savage currently serves as chairman on the board of directors of Harcros Chemicals Inc. and was chairman of Albion Chemicals Group from 2001 until its sale in June 2006.

        Timothy J. Walsh became a director following the consummation of the Transactions and is serving a three year term. He will serve as Chairman of the Compensation Committee. Mr. Walsh is a Managing Director of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Mr. Walsh had been a Partner with J.P. Morgan Partners since 2000. From 1993 to 1999, Mr. Walsh held various positions with a predecessor of J.P. Morgan Partners in Europe and North America. Prior to 1993, he was a Vice President of The Chase Manhattan Corporation. Mr. Walsh is also a director of Better Minerals & Aggregates Company, Metokote Corporation, Pliant Corporation, and Generac Power Systems, Inc.

Committees of the Board of Directors

        Our Board of Directors has an Audit Committee, Health, Safety and Environment Committee and Compensation Committee. Each committee operates under charters that have been adopted by the Board of Directors.

  Audit Committee

        The duties and responsibilities of the Audit Committee include recommending the appointment or termination of the engagement of independent registered public accounting firms, otherwise overseeing the independent auditor relationship and reviewing significant accounting policies and controls. The Board of Directors has selected Mr. Goldstein as chairman of the Audit Committee and has determined that he qualifies as an Audit Committee "financial expert" within the meaning of SEC rules and regulations. Mr. Goldstein and Mr. McKenna served as members of the Audit Committee during 2006.

        The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2006 with management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2006.

  Health, Safety and Environment Committee

        The purpose of the Health, Safety and Environment (HS&E) Committee is to assist the Board of Directors in fulfilling its responsibilities to provide global oversight and support of Company's health, safety and environment policies, programs and initiatives. The Board of Directors has selected

Mr. Savage as chairman of the HS&E Committee. Mr. Savage and Mr. Boyce served as members of the HS&E Committee during 2006.

  Compensation Committee

        The duties and responsibilities of the Compensation Committee include reviewing and approving the compensation of officers and directors except that the compensation of officers serving on any such committee will be determined by the full Board of Directors. The Board of Directors has selected Mr. Walsh as chairman of the Compensation Committee. Mr. Walsh and Mr. Boyce served as members of the Compensation Committee during 2006. The compensation of all officers other than our President, Mr. Boyce, is approved by the board of directors based on recommendations by Mr. Boyce and the Compensation Committee. Mr. Boyce's compensation is determined by the Board of Directors upon the recommendation of the Compensation Committee.

        JPMorgan Partners controls the majority of our common stock and, therefore, has the power to control our affairs and policies and the election of our directors and the appointment of our management.

Board Structure and Compensation

        The Board of Directors is currently comprised of five directors and the chairman, Mr. Boyce. The members of the board of directors are reimbursed for their out-of-pocket expenses. We pay each non-employee director that is not an affiliate of JPMorgan Partners an annual retainer of $40,000 paid in advance in quarterly installments for their services on our Board of Directors. In addition, we pay the chairman of the Audit Committee and Health, Safety and Environment Committee an additional $10,000 per year for their services on their respective committees.

Compensation Committee Interlocks and Insider Participation

        Mr. Boyce and Mr. Walsh served as members of the Compensation Committee during 2006. During 2006, none of the executive officers or Directors of the Company were members of the board of directors, or any committee thereof, of any other entity such that the relationship would be construed to constitute a committee interlock within the meaning of the rules of the Securities and Exchange Commission.

Code of Conduct

        We have adopted a business conduct policy that applies to all employees and non-employee directors, which includes the code of ethics of our chief executive officer, our chief financial officer, and principal accounting officer. Our code of conduct, which includes our code of ethics, has been designed to communicate our commitment to ethical business conduct and to provide guidance to employees so that they may apply these principles in the daily performance of their job responsibilities. Our code of conduct is posted on our website at www.pqcorp.com.

        Copies of our business conduct policy are also available at no cost to any person upon request. Any such request should include the name and mailing address of the person making the request, which should be directed to:

PQ Corporation
P.O. Box 840
Valley Forge, PA 19482-0840
Attention: Vice President of Human Resources

Compensation Discussion and Analysis

  Overview

        The Company's management and the Compensation Committee of the Board of Directors have developed an executive compensation program to attract, motivate, and retain key executives and to reward executives with the goal of creating stockholder value. Our program outlines certain principles and guidelines to foster a performance-oriented environment by aligning a significant portion of each executive's compensation to the achievement of performance targets that are important to the Company and to its stockholders.

        Embodied in the Compensation Committee charter are specific guiding principles related to executive compensation. Specifically, executive compensation programs should be equitable, effective, and aligned with corporate strategy to create stockholder value through superior corporate performance; focused on promoting competitive levels of compensation so as to better ensure retention of valued management expertise required to lead the business; and designed to reward our executives for positive financial performance.

        The Compensation Committee charter allows the Compensation Committee, when appropriate, to seek advice from professional sources with expertise in executive compensation practices in order to obtain an independent view of current market trends and best-in-class practices, which may be considered appropriate to further support the achievement of the Company's overall executive compensation strategy.

        The Company's executive compensation program has the following primary elements: base salary, incentive cash bonus, and equity awards. The base salary is targeted to ensure that we can attract and retain the right level of talent to sustain the continued growth of the Company. Base salary is reviewed annually and adjusted based on the individual's performance in their specific job as well as the achievement of their annual key goals. The incentive cash bonus program addresses the annual, shorter-term goals related to Company performance. It is linked to the key metrics used to judge the overall performance of the Company: Adjusted earnings before income tax, depreciation, and amortization ("Adjusted EBITDA"). To further ensure line-of-sight connectivity to each participants responsibilities, the Adjusted EBITDA metric has a portion associated with the performance of individual's business unit. This dual focus aligns the success of the overall Company with their more immediate business goals. Finally, the equity awards of the compensation program add in the balance of long-term value creation and growth focus. The equity realization has two levels, time and overall performance. The combination of these three elements reinforce the overall performance based theme which is the goal of our executive compensation program.

  Base Salary

        We establish base salaries for our executives commensurate with the scope of their responsibilities and consider competitive market compensation paid by companies in our competitive peer group for similar positions. Generally, we target executive base salaries to be at or near the median range for salaries of executives in comparative companies, industries and with similar compensation philosophies as ours.

        We have established a process within the Compensation Committee for the review and approval of executive base salaries and make appropriate adjustments, as required. Factors used in making those decisions for adjustment include: performance of the individual executive, scope of responsibility and/or changes, overall salary budget set for the Company for the given year, and the overall potential cash compensation of the executive when combined with their incentive plan opportunity.

  Incentive Cash Bonus

        The Company implemented an incentive cash bonus plan which provides our executives, along with other key employees, the opportunity to earn additional performance based cash compensation each year. We believe that our executive compensation reflects our overall compensation philosophy, which is to provide opportunity to earn significant cash compensation in a year when there is significant stockholder value created and positive financial performance is achieved.

        For 2006, the incentive cash bonus targets for executives ranged from 30% to 50%, with the Chief Executive Officer targeted at 100%. These targets are aligned to an Adjusted EBITDA metric that is specific, from a line of sight perspective, to the part of the business for which the executive has responsibility. The current incentive cash bonus plan is designed so the results and payout mechanics are almost exclusively quantitative, making the plan clear for the participants to understand and simple for the Company to administer.

  Equity Awards

        Our general compensation philosophy is based on creating a feeling of personal ownership for our executive management team. To encourage this perspective and balance the short-term focus of the incentive cash bonus plan, certain of our executive officers have been offered restricted share opportunities by our sole stockholder, Holdings.

        Similar to the range of target percentages used in the incentive cash bonus plan, restricted share grants are of differing quantities, dependent on the executive's roles and responsibilities.

        The restricted share grants have a time-vesting component (half of the shares vest in equal 20% increments over 5 years) with an accelerator trigger in the event of a change in control or initial public offering of stock. They also have a second vesting element based on performance hurdles. These performance based shares also have a similar change in control or initial public offering of stock trigger.

        The restricted share grants have a time-vesting component equal to 50% of the grant: 20% of this time-vesting component of the grant vests annually, subject to the executive's continued service with the Company and subject to 100% vesting upon the earlier of an initial public offering of stock or change in control, and subject to accelerated vesting upon certain specified events of termination of service; and the vesting of 50% of each grant is based on performance measures at the time of an initial public offering of stock or change in control. Dividends, if any, declared on the restricted stock will be payable to the executive whether or not the stock is then vested.

  Defined Benefit Plans

        The Company sponsors defined benefit pension plans covering substantially all employees in the U.S. and Canada and certain employees at its subsidiaries outside of North America. Benefits for a majority of the Plans are based on average final pay and years of service. The Company's funding policy, consistent with statutory requirements, is based on actuarial computations utilizing the projected unit credit method of calculation. As a result of an amendment approved in 2004, employees hired after July 1, 2004 are not eligible to participate in the U.S. defined benefit plan but instead are enrolled into a defined contribution plan. In 2005, the Company's Board of Directors approved amendments to the U.S. and Canada defined benefit pension plans. As a result, all future accruals were frozen in the U.S. and credited service as of January 1, 2007 was frozen in Canada, and employees under both plans will instead receive a new discretionary Company contribution based on a percentage of pay to the defined contribution plan.

        The Company has defined benefit supplementary retirement plans which includes benefits, for certain U.S. employees, in excess of qualified plan limitations. The plans are unfunded and obligations are paid out of the Company's general assets, including assets held in a trust.

        The Company sponsors unfunded plans to provide certain health care benefits to retired employees. These plans cover substantially all employees in the U.S. and Canada. Generally, the plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. Effective January 1, 2004, the Company changed its retiree medical plan in the U.S. These changes were adopted at the beginning of 2003. These changes created a new indemnity plan for all participants retiring after 2003 and all bonus—eligible participants retiring during the period beginning 1995 and ending in 2003. All other retirees are grandfathered under their current plans. In addition, all employees hired on or after January 1, 2003 will not be eligible for medical benefits when they retire. In 2005, the Company's Board of Directors approved an amendment to the U.S. and Canada retiree health plans which will eliminate postretirement benefits for employees retiring after January 1, 2007.

  Profit Sharing and Defined Contribution Plans

        The Company has certain profit sharing plans to cover eligible employees of the Company and certain subsidiaries. The profit sharing plans are qualified plans and they provide annual discretionary company contributions, subject to Board of Directors approval, based on the Company's previous year's financial performance. Discretionary company contributions cliff vest over 3 years. In 2005, the Company's Board of Directors approved an amendment to the U.S. and Canadian profit sharing plans to indefinitely suspend Company contributions effective January 1, 2007.

        The Company has a Section 401(k) Savings Plan (the "401(k) Plan") to cover eligible employees of the Company and certain subsidiaries. The 401(k) Plan permits eligible employees of the Company to defer up to 15% of their annual base salary, subject to certain limitations imposed by the Internal Revenue Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. The Company currently makes matching contributions to the 401(k) Plan in an amount equal to $.50 for each dollar of participant deferrals, up to a maximum of 3% of the participant's annual salary and subject to certain other limits. Plan participants vest over a 3 year period in the amounts contributed by the Company. Employees are eligible to participate in the 401(k) Plan immediately upon employment with the Company.

        The Company has established a personal retirement account under the Company's 401(k) plan. The personal retirement account is a separate account under which eligible participants are credited with a Company contribution of 3% of eligible earnings. In 2005, the Company's Board of Directors approved an amendment to the personal retirement account to increase the base contribution to 4% of eligible earnings, and also provide additional transition contributions for employees who met certain age, service and point requirements as of December 31 2006 In 2006, personal retirement account contributions under the Company's 401(k) plan cliff vest after five years or upon a change in control. Similar defined contribution based programs have been established in the United Kingdom in 2006 and in Canada in 2007.

  Other Elements of Compensation and Perquisites

        In line with our overall compensation philosophy, the executive benefits offered are identical to those offered to all other employees.

Report of the Compensation Committee of the Board of Directors

        The following report has been submitted by the Compensation Committee of the Board of Directors:

        The Compensation Committee of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

        The foregoing report was submitted by the Compensation Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Act of 1934.

Respectfully submitted, Timothy J. Walsh, Chairman Michael R. Boyce

Summary Compensation Table

        The following table sets forth information regarding compensation earned during 2006 by our Chief Executive Officer, our Chief Financial Officer, and our four other most highly compensated executive officers, who we refer to collectively as our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(4) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(1) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(2) ($)	Total ($)
Michael R. Boyce Chairman, Chief Executive Officer, and President	2006	$522,917	$—	$32,740	$—	$800,722	$—	$13,200	$1,369,579
James P. Cox Chief Financial Officer, Treasurer, and Vice President	2006	217,271	—	5,457	—	222,784	129,075	6,518	581,105
Michael R. Imbriani Vice Chairman and President—Chemicals Division(3)	2006	352,479	—	—	—	315,142	227,243	1,954,226	2,849,090
Erwin J. Goede President—PQ Chemicals Europe, Asia and Australia	2006	318,205	—	4,365	—	208,604	36,484	32,039	599,697
Scott Randolph Vice President of PQ and President—Potters Division	2006	249,174	—	10,913	—	263,489	—	13,200	536,776
William J. Sichko, Jr. Chief Administrative Officer, Secretary, and Vice President	2006	249,174	—	10,913	—	263,489	—	13,200	536,776

(1)
Compensation from the annual bonus plan is listed for the year in which the performance is measured. Payments under the annual bonus plan are generally made in the first quarter of the following year and the employee generally must be employed on the payment date to receive any bonus. The plan generally requires the attainment of a stated minimum operating result for payments to be earned.

(2)
All other compensation in fiscal year 2006 represents the following: a) Company matching contributions under the PQ 401(k) Plan for Mr. Boyce of $6,600; for Mr. Cox of $6,518; for Mr. Randolph of $6,600; for Mr. Sichko of $6,600; and for Mr. Imbriani of $6,600, b) Company contributions to the individual's personal retirement account under the Company's 401(k) Plan for Messrs. Boyce, Randolph and Sichko of $6,600, $6,600 and $6,600, respectively, c) 2006 portion of the retention bonus for Mr. Imbriani of $479,000 as part of his Transition agreement, d) separation payment for Mr. Imbriani of $654,603 as part of his Transition agreement, e) estimated 2007 and 2008 bonus of $585,614 for Mr. Imbriani as part of his Transition agreement, and f) annual auto lease fee of €21,625 (approximately $28,500) for a company car for Mr. Goede.

(3)
Mr. Imbriani, our former Vice Chairman and President—Chemicals Division, retired effective December 31, 2006.

(4)
See Note 19 in accompanying notes to consolidated financial statements for details on stock-based compensation and the assumptions used in determining the fair value of stock awards.

Grants of Plan-Based Awards Table

        The table below shows amounts payable under the Company's annual cash incentive plan for 2006.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name
	Grant Date	Threshold($)	Target($)	Maximum($)
Michael R. Boyce	Not applicable	Not applicable	$522,917	$800,722
James P. Cox	Not applicable	Not applicable	97,772	222,784
Michael R. Imbriani	Not applicable	Not applicable	176,240	315,142
Erwin J. Goede	Not applicable	Not applicable	111,372	208,604
Scott Randolph	Not applicable	Not applicable	124,587	263,489
William J. Sichko, Jr.	Not applicable	Not applicable	124,587	263,489

        No payment is made for performance below the Adjusted EBITDA target amount. The Target amount reported above reflects the amount payable if the Adjusted EBITDA target is met, and the target for each executive is a percentage of 2006 earned salary. There is no maximum specified under the plan. If performance exceeds the Adjusted EBITDA target, a pool is created consisting of 0.25 dollars for each dollar above target and that pool is allocated among participants (which includes key employees other than the Named Executive Officers) proportionately (based on the ratio of the participant's target bonus percentage to the sum of all eligible participants' target bonus percentages). The Maximum amount reported above reflects the actual amount payable to the executive for 2006 performance.

Outstanding Equity Awards at Fiscal Year-end Table

        The following table sets forth information regarding the outstanding equity awards that have been granted but remain unvested for our Named Executive Officers as of December 31, 2006:

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3) ($)
Michael R. Boyce	2,400	$2,908,800	3,000	$3,636,000
James P. Cox	400	484,800	500	606,000
Michael R. Imbriani	—	—	—	—
Erwin J. Goede	320	387,840	400	484,800
Scott Randolph	800	969,600	1,000	1,212,000
William J. Sichko, Jr.	800	969,600	1,000	1,212,000

        Holdings granted restricted shares during 2005 of its Class A Common Stock to certain of our Named Executive Officers as follows: Mr. Boyce-6,000 shares; Mr. Cox-1,000; Mr. Goede-800 shares Mr. Randolph-2,000 shares; and Mr. Sichko-2,000 shares. The amount paid by each of these individuals for such restricted stock was not less than the fair market value (as determined by the board of directors of Holdings) on the date of purchase. Dividends, if any, declared on the restricted stock will be payable to the executive whether or not the stock is then vested.

(1)
This portion of the grants vest as follows: 10% of each grant vests on February 11 in each year 2006-2010, subject to the executive's continued service with Holdings and its subsidiaries on such date and subject to 100% vesting upon the earlier of an initial public offering of stock by, or change in control of, Holdings, and subject to accelerated vesting upon certain specified events of termination of service.

(2)
The vesting of this portion of the grants (the Equity Incentive Plan Awards) is based on performance measures at the time of an initial public offering of stock by, or earlier change in control of, Holdings.

(3)
There is no public market for the common stock of Holdings. The market value reported reflects the board of directors' good faith determination of fair market value for its Class A common stock as of December 31, 2006 of $1,212 per share.

Option Exercises and Stock Vested Table

        The following table sets forth the number of shares of stock that vested for our Named Executive Officers during 2006 and the aggregate dollar amount by our Named Executive Officers upon the vesting of the stock:

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value on Vesting(1) ($)
Michael R. Boyce	600	$342,000
James P. Cox	100	57,000
Michael R. Imbriani	—	—
Erwin J. Goede	80	45,600
Scott Randolph	200	114,000
William J. Sichko, Jr.	200	114,000

(1)
There is no public market for the common stock of Holdings. The market value reported reflects the board of directors' good faith determination of fair market value for its Class A common stock as of February 11, 2006 of $570 per share.

Pension Benefits Table

        The following table sets forth information regarding the pension benefits of our Named Executive Officers during 2006:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Michael R. Boyce		—	$—	$—
James P. Cox	PQ Corporation Retirement Plan (Qualified Plan)	32	551,831	—
	PQ Corporation Retirement Benefits Restoration Plan	32	128,561	—
Michael R. Imbriani	PQ Corporation Retirement Plan (Qualified Plan)	34	1,005,032	—
	PQ Corporation Retirement Benefits Restoration Plan	34	1,551,749	—
Erwin J. Goede	Pension Plan of PQ Netherlands B.V.	5	267,528	—
Scott Randolph		—	—	—
William J. Sichko, Jr.		—	—	—

        The present value of the accumulated benefit has been determined assuming benefits commence as of each executive's earliest retirement age at which they are entitled to unreduced benefits in total from both plans (later of age 62 or current age) and the same actuarial assumptions used for financial disclosure requirements for the pension plans. Specifically, the mortality assumption is based on the RP2000 Mortality Table projected to 2005 for healthy males and females, and a discount rate of 5.90% has been used in the calculation of the present value at December 31, 2006. However, no decrements have been applied prior to the earliest unreduced retirement date. For the calculation of the present value at December 31, 2005 the mortality was based on the RP2000 Mortality Table with no projection for healthy males and females, and a discount rate of 5.60% was used.

        As an employee of PQ Nederland B.V., a subsidiary of ours, Mr. Goede participates in a separate defined benefit pension program in the Netherlands. The retirement age under this program is 65 and the pension benefit is calculated using a career average pay formula. For the year ended December 31, 2006, the discount rate used was 4.50%. For the pensionable salary in excess of 178,000 euros, a defined contribution system is in place. The projected value at retirement age is subject to the collective benefit calculation stipulated by the plan.

Nonqualified Deferred Compensation

        The following table sets forth information regarding non-qualified deferred compensation for our Named Executive Officers during 2006:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)
Michael R. Boyce	$—	$26,619	$—	$—	$34,069
James P. Cox	—	—	—	—	—
Michael R. Imbriani	—	—	—	—	—
Erwin J. Goede	—	—	—	—	—
Scott Randolph	—	4,768	—	—	5,068
William J. Sichko, Jr.	—	4,768	—	—	5,068

        The Company has established a personal retirement account "excess plan." The personal retirement account excess plan is a non-qualified, unfunded plan under which eligible participants are credited with the amount of personal retirement account contributions based on compensation in excess of the maximum level of compensation taken in account under the 401(k) plan. In 2006, personal retirement account contributions under the Company's 401(k) excess plan cliff vest after five years or upon a change in control. Company contributions for the personal retirement account under the Company's 401(k) excess plan are recorded in selling, general, and administrative expense in the period incurred.

Director Compensation Table

        The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Barry Goldstein	$50,000	$—	$—	$—	$—	$—	$50,000
Arnold L. Chavkin	—	—	—	—	—	—	—
Stephen V. McKenna	—	—	—	—	—	—	—
Timothy J. Walsh	—	—	—	—	—	—	—
Peter Savage	50,000	—	—	—	—	—	50,000

(1)
We pay each non-employee director that is not an affiliate of JPMorgan Partners an annual retainer of $40,000 paid in advance in quarterly installments for their services on our Board of Directors. In addition, we pay the chairman of the Audit Committee and Health, Safety and

  Environment Committee an additional $10,000 per year for their services on their respective committees.

Employment, Severance Change in Control Agreements

        Employment Agreement with Michael R. Boyce.    Effective February 11, 2005, we entered into an employment agreement with Michael R. Boyce whereby Mr. Boyce will serve as our Chief Executive Officer, for an initial term of five years from such date. Thereafter, the employment term may be extended for one or more additional one-year period(s) by mutual agreement of us and Mr. Boyce not later than 90 days prior to the expiration of the initial term or any extension term. Pursuant to the agreement Mr. Boyce will receive annual base salary in the amount of $500,000, or such higher rate as our Board or Compensation Committee may designate from time to time and Mr. Boyce will also be eligible to receive an annual bonus according to a formula based on performance goals established each year with a target equal to 100% of Mr. Boyce's annual base salary. The agreement further provides that in the event that Mr. Boyce's employment is terminated by us without "cause" or by Mr. Boyce with "good reason," and subject to his execution of a release, Mr. Boyce will be entitled to severance compensation of (i) eighteen months continued base salary, (ii) a pro rata share of the bonus that would have been payable in respect of the calendar year in which his employment terminates; (iii) the amount of any unpaid bonus in respect of years ending prior to the year of termination and (iv) 150% of the bonus paid to Mr. Boyce in the most recently completed fiscal year prior to the year of termination. "Good Reason" means any of the following events without the prior consent of the executive: (i) a material reduction in his authority, duties and responsibilities, excluding isolated or immaterial actions or (ii) a reduction in the base salary or target bonus percentage or any failure by us to provide any material payment or benefit under this Employment Agreement; provided, however, that the executive must provide us with at least 30 days' prior written notice not later than the 30th day following the occurrence of the event constituting Good Reason and we have the opportunity to remedy the alleged violation during such 30 day notice period. In addition, Mr. Boyce may resign his employment with good reason (as defined in his employment agreement) upon 30 days' prior written notice not later than 90 days following the occurrence of a Change in Control. "Cause" is defined as the executive's (i) failure to observe any material Company policies and material policies of subsidiaries generally applicable to executives of the Company and/or its subsidiaries of which the executive has notice; (ii) gross negligence or willful misconduct in the performance of his duties or willful disregard of his duties; (iii) commission of any act which results in his conviction, or plea of guilty or no contest to, a felony, or commission of any act involving moral turpitude, fraud or theft; (iv) material breach of the employment agreement, or any subscription, restricted stock or stockholders agreement relating to our stock or the stock of Holdings or (v) any acts of dishonesty intended to result in substantial enrichment, at our expense, of the Executive or any other person.

        In the event that his employment is terminated by reason of his death or disability, Mr. Boyce (or his estate or beneficiaries) will be entitled to a pro rata portion of the bonus that would have been payable for the calendar year in which the termination occurs.

        The employment agreement also subjects Mr. Boyce to certain non-competition and non-solicitation covenants during the employment term and until eighteen months following his employment termination date. In addition, Mr. Boyce is subject to certain confidentiality covenants.

        Employment Agreement with each of William J. Sichko, Jr. and Scott Randolph.    Effective February 11, 2005, we entered into employment agreements with William J. Sichko, Jr. and Scott Randolph, each for an initial term of five years from such date. Thereafter, the terms of each employment may be extended for one or more additional one-year period(s) by mutual agreement of us and Mr. Sichko or Mr. Randolph, as the case may be, not later than 90 days prior to the expiration of the initial term or any extension term. Pursuant to the agreements Mr. Sichko and Mr. Randolph will each receive an annual base salary in the amount of $240,000, or such higher rate as our Board or Compensation Committee may designate from time to time and an annual bonus according to a formula based on performance goals established each year with a target, in each case, equal to 40% of the applicable annual base salary. The agreements further provide that in the event that Mr. Sichko's or Mr. Randolph's employment is terminated by us without cause or by employee with good reason, and subject to the employee's entering into a release, such employee will be entitled to severance compensation equal to (i) eighteen months continued base salary, (ii) a pro rata share of the bonus that would have been payable in respect of the calendar year in which his employment terminates; (iii) any unpaid bonus in respect of years ended prior to the year of termination and (iv) 150% of the bonus paid to the applicable employee in the most recently completed fiscal year prior to his termination. "Cause" for each of Messrs. Sichko and Randolph has the same definition as in Mr. Boyce's employment agreement with the addition of the executive's failure to perform such duties as are reasonably requested by the Board which failure is not cured within thirty (30) days of receipt of written notice; "good reason" has the same definition as in Mr. Boyce's employment agreement.

        In the event employment is terminated by reason of death or disability, Mr. Sichko or Mr. Randolph (or their respective estates or beneficiaries), as the case may be, will be entitled to a pro rata portion of the bonus that would have been payable for the calendar year in which the termination occurs.

        The employment agreements also subject Mr. Sichko and Mr. Randolph to certain non-competition and non-solicitation covenants during their respective employment terms and until eighteen months following their respective employment termination dates. In addition, Messrs. Sichko and Randolph are each subject to certain confidentiality covenants.

        Employment Agreement with Paul Ferrall.    Effective October 1, 2005, we entered into an employment agreement with Paul Ferrall for an initial term of five years from such date. Thereafter, the terms of employment may be extended for one or more additional one-year period(s) by mutual agreement of us and Mr. Ferrall, not later than 90 days prior to the expiration of the initial term or any extension term. Pursuant to the agreement, Mr. Ferrall will receive an annual base salary in the amount of $200,000, or such higher rate as our Board or Compensation Committee may designate from time to time and an annual bonus according to a formula based on performance goals established each year with a target, in each case, equal to 40% of his annual base salary. The agreement further provides that in the event that Mr. Ferrall's employment is terminated by us without cause or by employee with good reason, and subject to the employee's entering into a release, such employee will be entitled to severance compensation equal to (i) eighteen months continued base salary, (ii) a pro rata share of the bonus that would have been payable in respect of the calendar year in which his employment terminates; (iii) any unpaid bonus in respect of years ended prior to the year of termination and (iv) 150% of the bonus paid to the applicable employee in the most recently completed fiscal year prior to his termination. "Cause" for Mr. Ferrall has the same definition as in Mr. Boyce's employment agreement with the addition of the executive's failure to perform such duties as are reasonably requested by the Board which failure is not cured within thirty (30) days of receipt of written notice; "good reason" has the same definition as in Mr. Boyce's employment agreement.

        In the event that his employment is terminated by reason of his death or disability, Mr. Ferrall (or his estate or beneficiaries) will be entitled to a pro rata portion of the bonus that would have been payable for the calendar year in which the termination occurs.

        The employment agreement also subjects Mr. Ferrall to certain non-competition and non-solicitation covenants during the employment term and until eighteen months following his employment termination date. In addition, Mr. Ferrall is subject to certain confidentiality covenants.

        Transition Agreement with Michael Imbriani.    In November 2006 we entered into a transition agreement with Mr. Imbriani, pursuant to which the Company agreed to provide Mr. Imbriani certain benefits in connection with his retirement effective on December 31, 2006. Such benefits consist of the payment, in lump sums, of: (a) a separation payment of $654,603, equal to 22 months of base salary; (b) his 2006 earned bonus, at the level calculated in accordance with the plan applicable to all participants; (c) his estimated 2007 and 2008 bonus at a base salary assumed to be $357,056 for 2007 and $297,547 for 2008, subject to adjustment in accordance with the plan; (d) a retention bonus of $958,333, equal to 23/24ths of the $1,000,000 retention bonus to which he would have been entitled on the second anniversary of his February 2005 employment agreement; (e) the cash out value of his term life policy in the amount of $27,037; (g) the present value of his company matching contributions in the 401(k) Savings Plan in the amount of $11,974; (h) the amount of $21,432, representing the equivalent value of remaining lease payments on his company vehicle; (i) reimbursement for club dues in the amount of $10,000; (j) reimbursement for financial planning assistance in the amount of $8,000; (k) vacation pay for all accrued and unused vacation for 2006; and (l) reimbursement of legal fees to a maximum of $3,000 in connection with the preparation of the transition agreement. In addition, Mr. Imbriani will continue to participate in the Company's group health plans, or will receive a lump sum payment equal to the present value of such benefits, for the 22 months until his 65th birthday. The Company also agreed to make a tax gross-up payment in the event that excise tax is assessed on any of the amounts paid pursuant to the termination agreement. Finally, the Company paid Mr. Imbriani the sum of $70,000 in consideration for a one-year consulting agreement.

        Other Arrangements.    Erwin J. Goede is party to an employment letter with us. Under the terms of the letter, Mr. Goede will be entitled to his base salary for a period of two years in the event his employment is terminated by us for any reason other than cause (as defined in the letter).

Potential Payments on Termination or Change in Control

        The table below reflects the amount of compensation to each of our named executive officers in the event of termination of such executive's employment. The amount of compensation (exclusive of accrued pension benefits, which are payable pursuant to the terms of the frozen pension plans following any termination of employment) payable to each named executive officer upon involuntary termination without cause or resignation for good reason, and termination as a result of death or disability is shown below. The employment contracts of Messrs. Boyce, Randolph and Sichko provide that a change in control constitutes good reason for the executive to terminate his employment (provided he so elects within 90 days of such event), and thus would entitle him to certain severance benefits.

        The amounts shown below assume that such termination or change of control occurred on December 31, 2006. Different payments may be applicable upon a later termination of employment. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Name	Cash Severance Payment ($)		Stock Awards ($)		Nonqualified Deferred Compensation (4) ($)	Other ($)		Total ($)
Michael R. Boyce(1)
Termination without Cause	$2,789,305		$6,544,800	(2)	$—	$—		$9,334,105
Termination For Good Reason (other than Change in Control)	2,789,305		—		—	—		2,789,305
Change in Control	2,789,305		6,544,800	(3)	34,069	—		9,368,174
Death or Disability	800,722		—		—	—		800,722
James P. Cox(5)
Termination without Cause	220,004		—		—	—		220,004
Termination For Good Reason (other than Change in Control)	220,004		—		—	—		220,004
Change in Control	220,004		1,090,800	(3)	—	—		1,310,804
Death or Disability	—		—		—	—		—
Michael R. Imbriani
Resignation on December 31, 2006	2,513,692	(6)	—		—	99,173	(7)	2,612,865

Erwin J. Goede(8)
Termination without Cause	680,451	—		—	—	680,451
Termination For Good Reason (other than Change in Control)	680,451	—		—	—	680,451
Change in Control	680,451	872,640	(3)	—	—	1,553,091
Death or Disability	—	—		—	—	—
Scott Randolph(1)
Termination without Cause	1,033,735	2,181,600	(9)	—	—	3,215,335
Termination For Good Reason (other than Change in Control)	1,033,735	—		—	—	1,033,735
Change in Control	1,033,735	2,181,600	(3)	5,086	—	3,220,421
Death or Disability	263,489	—		—	—	263,489
William J. Sichko, Jr.(1)
Termination without Cause	1,033,735	2,181,600	(9)	—	—	3,215,335
Termination For Good Reason (other than Change in Control)	1,033,735	—		—	—	1,033,735
Change in Control	1,033,735	2,181,600	(3)	5,086	—	3,220,421
Death or Disability	263,489	—		—	—	263,489

(1)
The cash severance payment, payable to the executive under his employment agreement, which includes 18 months of base salary, the annual bonus for 2006, and 150% of the 2006 annual bonus, is payable in equal installments over 18 months.

(2)
Depending on the date of termination, the restricted stock vests in full upon termination without cause only if the implied rate of return on Class B common stock is at least equal to 1.75 or 2.25 times the JPMP initial investment. The market value reported reflects the board of directors' good faith determination of fair market value for its Class A common stock as of December 31, 2006 of $1,212 per share.

(3)
The time vesting restricted stock vests in full upon a change in control. If the event occurs prior to February 11, 2008, the performance vesting restricted stock vests in full only if the implied rate of return on Class B common stock is at least 2.00 times the JPMP investment; for a later occurring change in control, the percentage of the restricted stock that vests range from 25% to 100% for return rates ranging from 2.00 to 3.00 times the JPMP initial investment. The market value reported reflects the board of directors' good faith determination of fair market value for its Class A common stock as of December 31, 2006 of $1,212 per share.

(4)
This amount includes amounts that were otherwise vested as of December 31, 2006. Payments under this plan are payable in a lump sum or installments as elected by the executive.

(5)
The cash severance amount payable to Mr. Cox represents 52 weeks of base salary.

(6)
The cash payment to Mr. Imbriani, in a lump sum, consists of: (a) a separation payment of $654,603, equal to 22 months of base salary; (b) his 2006 earned bonus, at the level calculated in accordance with the plan applicable to all participants; (c) estimated 2007 and 2008 bonus of $585,614; and (d) a retention bonus of $958,333, equal to 23/24ths of the $1,000,000 retention bonus to which he would otherwise have been entitled on the second anniversary of his February 2005 employment agreement.

(7)
Such benefits consist of: (a) the cash out value of his term life policy in the amount of $27,037; (b) the present value of his company matching contributions in the 401(k) Savings Plan in the amount of $11,974; (c) the amount of $21,432, representing the equivalent value of remaining lease payments on his company vehicle; (d) reimbursement for club dues in the amount of $10,000; (e) reimbursement for financial planning assistance in the amount of $8,000; (f) vacation pay for all accrued and unused vacation for 2006; (g) reimbursement of legal fees to a maximum of $3,000 in connection with the preparation of the transition agreement; and (h) estimated employer premium payments for medical and dental insurance coverage of $17,730 representing 22 months of coverage.

(8)
The cash severance amount payable to Mr. Goede represents 2 years of base salary.

(9)
In the event Mr. Boyce is no longer employed as of the respective date of Mr. Randolph's or Mr. Sichko's termination of employment, the restricted stock vests in full if the implied rate of Class B return equals at least 1.75 times the JPMP initial investment (or 2.25 times the JPMP initial investment for termination on or after February 11, 2008).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        All of our Common Stock is held by Holdings, and its address is 1200 West Swedesford Road, Berwyn, Pennsylvania, 19312. The Common Stock of Holdings is comprised of Class A Common Stock and Class B Common Stock. The Class A Common Stock and Class B Common Stock have the same rights and privileges, rank equally and share ratably and are otherwise identical except the Class B Common Stock is the sole voting stock of Holdings. In the event that Holdings makes a distribution, the holders of Class B Common Stock are entitled to receive such distribution prior in right to the holders of Class A Common Stock up to an amount equal to each Class B Common Stock holder's "Paid-In Capital" (the amount originally paid by each for the Class B Common Stock). Once the holders of Class B Common Stock have received distributions equal to the aggregate Paid-In Capital, then holders of Class A Common Stock and the Class B Common Stock are equally entitled to receive distributions. The following table sets forth information with respect to the beneficial ownership of the Common Stock of Holdings as of April 2, 2007:

  •
  each person that is a beneficial owner of more than 5% of the Common Stock;

  •
  each of our directors and Named Executive Officers; and

  •
  all of our directors and executive officers as a group.

        Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, or to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

	Beneficial Ownership of Holdings
Name of Beneficial Owner	Number of Shares of Class A and Class B Common Stock beneficially owned	% of Common Stock(1)
	# of Shares	% of Class
Funds affiliated with JPMP(2), c/o JPMP Capital Corp., 270 Park Avenue, New York, NY 10017	168,155	83.7
Stephen V. McKenna(3)	—	—
Arnold L. Chavkin(3)	—	—
Timothy J. Walsh(3)	—	—
Peter Savage(4)	272	*
Barry Goldstein(4)	272	*
Michael R. Boyce(5)	13,943	6.9
Scott Randolph(6)	2,000	1.0
William J. Sichko, Jr.(7)(8)	2,536	1.3
Michael R. Imbriani	—	—
James P. Cox(9)	1,218	*
Erwin J. Goede(10)	909	*
All executive officers and directors as a group (12 persons)(11)	23,150	11.5

*
Less than 1%.

(1)
Represents the aggregate ownership of the Class A and Class B Common Stock of Holdings.

(2)
The funds affiliated with JPMP are J.P. Morgan Partners (BHCA), L.P. ("BHCA"), J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors

  (Selldown) II, L.P. (collectively, the "Global Fund Entities"), each of which hold 94,884 shares, 22,694 shares, 3,487 shares, 11,393 shares, 1,274 shares, 7,684 shares and 26,738 shares of Class B Common Stock, respectively. The general partner of BHCA is JPMP Master Fund Manager, L.P., and the general partner of each of the Global Fund Entities is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of JPMorgan Chase & Co., is the General Partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Voting and disposition decisions at JPMP Capital Corp. are made by three or more of its officers, and therefore no individual officer of JPMP Capital Corp. is the beneficial owner of the securities. The address for each of these entities is 270 Park Avenue, New York, New York 10017, except that the address of each Cayman Global Fund Entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands.

(3)
Mr. Chavkin is a Senior Advisor and Mr. McKenna and Mr. Walsh are Managing Directors of CCMP Capital Advisors, LLC ("CCMP Capital"), a private equity firm comprised of the former buyout/growth equity professionals of J.P. Morgan Partners, LLC ("JPMP") who separated from JPMorgan Chase & Co. to form an independent private equity platform. CCMP Capital provides investment advisory services to JPMP as to the investment by BHCA and the Global Fund Entities in Holdings. Each of Messrs. McKenna, Chavkin and Walsh disclaims any beneficial ownership of any shares beneficially owned by JPMP Capital Corp. or its affiliates, except to the extent of their respective pecuniary interest therein, if any.

(4)
All shares are Class B Common Stock.

(5)
Includes 6,000 shares of Class A Common Stock held by The Michael R. Boyce Family Trust-1997 over which the trustees have dispositive control and 7,943 shares of Class B Common Stock held by PQP LLC, which Mr. Boyce may be deemed to beneficially own by virtue of his status as manager of PQP LLC.

(6)
All shares are Class A Common Stock.

(7)
Includes 2,000 shares of Class A Common Stock held by The William J. Sichko Family Trust-2005 over which the trustee has dispositive control and 536 shares of Class B Common Stock held by PQ Equity Investors LLC, which Mr. Sichko may be deemed to beneficially own by virtue of his status as manager of PQ Equity Investors LLC.

(8)
Does not include 6,000 shares of Class A Common Stock held by The Michael R. Boyce Family Trust-1997 over which Mr. Sichko, as co-trustee, shares dispositive control and may be deemed to beneficially own. Mr. Sichko disclaims such beneficial ownership and the foregoing is not an admission that Mr. Sichko is the beneficial owner of such shares.

(9)
Includes 1,000 shares of Class A Common Stock and 218 shares of Class B Common Stock.

(10)
Includes 800 shares of Class A Common Stock and 109 shares of Class B Common Stock.

(11)
Includes 13,800 shares of Class A Common Stock and 9,350 shares of Class B Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We maintain certain policies and procedures for the review, approval, and ratification of related party transactions to ensure that all transactions with selected parties are fair, reasonable and in our best interest. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, or are currently proposed, in which we were or will be a participant and which any related person had or will have a direct or indirect material interest. All related party transactions are reviewed, approved and documented by the appropriate level of our management in accordance with these policies and procedures.

        Each of the Sponsors, Holdings and us entered into management agreements relating to the provision of certain financial and strategic advisory services and consulting services to us by the sponsors. We paid the Sponsors a one-time fee in the amount of $10.0 million on February 11, 2005 for structuring the Transactions. In addition, we agreed to pay to the Sponsors an annual monitoring fee of $2.0 million commencing in 2006. The management agreements provide for reimbursement of fees payable by Holdings for the maintenance of its corporate existence, corporate overhead expenses and for salaries and other compensation of certain employees who perform services for both Holdings and us. We agreed to indemnify the Sponsors and their directors, officers and representatives for losses relating to the services contemplated by the management agreements and the engagement of affiliates of the Sponsors pursuant to, and the performance by them of the services contemplated by, the management agreement.

        Mr. Boyce, our Chairman, Chief Executive Officer, President and a member of our Compensation Committee, is also Chairman, Chief Executive Officer and 99% stockholder of Peak Investments, LLC, one of our Sponsors.

        In December 2005, we paid a dividend to Holdings of $85.3 million, and in turn, Holdings paid a dividend to its stockholders in an aggregate amount of $110.0 million and paid certain expenses. Holdings issued $23.0 million of 12.75% Senior Notes due March 15, 2013 in order to fund the difference between amounts received from PQ and the dividend distribution to stockholders. These notes require quarterly interest payments with payment in kind provisions, allowing Holdings to defer the entire payment, or a portion thereof, at Holdings' option. The amount of any deferred interest payment shall become additional principal. Our senior secured credit facility allows for dividends of up to $4.0 million per year to Holdings for the purpose of servicing the interest expense on the Holdings notes. The Holdings notes are not guaranteed by us. During the year ended December 31, 2006, we returned $2.3 million in capital contributions to Holdings as dividends.

Holdings Stockholders Agreement

        In connection with the Transactions, Holdings, JPMorgan Partners and certain members of management who invest in Holdings have entered into a stockholders' agreement. Among other things, the stockholders' agreement provides that the parties to the stockholders' agreement agree to the following:

  •
  to vote all of their shares of Class B Common Stock held of record or beneficially owned to cause Holdings' board of directors to have between four and ten directors, but JPMorgan Partners and its affiliates may increase or decrease the number of directors;

  •
  to vote all of their shares of Class B Common Stock held of record or beneficially owned to elect a Chief Executive Officer of Holdings and that number of directors designated by JPMorgan Partners;

  •
  prior to the date on which Holdings commences an initial public offering of Holdings, to vote all of their shares of Class B Common Stock only as directed by JPMorgan Partners, provided that none of the parties will be required to vote in favor of, or provide its consent to, any action that would disproportionately affect that party relative to other parties in any material and adverse manner;

  •
  to grant an irrevocable proxy for the term of the agreement to a representative of JPMorgan Partners;

  •
  to cause our board and the board of directors of each of our significant subsidiaries to be composed of the same proportion of designees of JPMorgan Partners and its affiliates as in Holdings, unless otherwise determined by holders of a majority of outstanding shares of Class B Common Stock;

  •
  JPMorgan Partners and its affiliates (before an initial public offering) and parties to the stockholders' agreement holding at least 50% of the then outstanding shares of Holdings (after an initial public offering) have drag along rights; and

  •
  if JPMorgan Partners or its affiliates propose to transfer 5% or more of the shares of Holdings to an independent third party, then investors in Holdings (other than JPMorgan Partners and its affiliates) have tag along rights.

Holdings Restricted Stock Program

        In connection with the Transactions, certain of our senior management and other key employees were offered the opportunity to acquire Class A Common Stock and/or Class B Common Stock of Holdings under individual restricted stock agreements between Holdings and each employee-purchaser. Shares of Holdings' common stock purchased by the employees are subject to the stockholders agreement described above. The shares of Class B Common Stock are fully vested whereas the shares of Class A Common Stock are initially unvested and subject to repurchase by Holdings. The generally applicable terms of the restricted stock program are described in this paragraph. See also "Management—Outstanding Equity Awards at Fiscal Year-end Table" for additional information concerning our Named Executive Officers. Ten percent of an employee's shares of Class A Common Stock will vest on each of the first five anniversaries of the date of the Merger, subject to the employee's continued employment with us (the "time-vesting shares"), and will vest in full upon the first "change in control" or "IPO" (each, as defined in the agreement). The remaining 50% of the employee's Class A Common Stock will be eligible to vest upon the first to occur of a change in control or IPO, provided certain return on investment criteria are satisfied with respect to the shares of Class B Common Stock in connection with such event (the "performance vesting shares"). Upon the employee's termination of employment prior to the fifth anniversary of the Transactions, Holdings will have the right to repurchase all then unvested shares Class A Common Stock held by such employee at the original purchase price; provided, however, that if such termination of employment is for any reason other than "cause" (as defined in the agreement) and prior to the first to occur of a change in control or IPO, Holdings shall only be permitted to repurchase that portion of the performance vesting shares equal to the unvested portion of the time-vesting shares (and the remaining unvested performance vesting shares will remain eligible to vest upon a change in control or IPO). Furthermore, in the event of his or her termination for cause or upon a breach of the subscription agreement, Holdings will have the right to repurchase all of the employee's shares of Class A Common Stock, vested and unvested, at the original purchase price. In addition, upon the employee's termination of employment for any reason other than cause or, in the event he or she effects an impermissible transfer of shares, Holdings will have the right to repurchase the shares of Class B Common Stock held by such employee at the then fair market value of such shares of Class B Common Stock. In the event of the employee's termination for cause or specified breaches of the restrictive covenants, Holdings will have the right to repurchase the shares of Class B Common Stock held by the employee at the lesser of the then fair market value and the original purchase price. In the event of the employee's death, his or her estate or heirs shall have the right, for six months following such death, to require Holdings to repurchase the shares of Class B Common Stock held by such deceased employee at the fair market value thereof.

Tax Consolidation

        We file U.S. federal income tax returns with Holdings on a consolidated basis. We entered into a tax allocation agreement with Holdings which provides that we make distributions to Holdings such that we and our subsidiaries will incur expense for taxes generated by our business with respect to income taxes on the same basis as if we and our subsidiaries paid such taxes on a stand-alone basis.

DESCRIPTION OF OTHER INDEBTEDNESS

        We summarize below the principal terms of the agreements that govern our senior secured credit facilities. This summary is not a complete description of all of the terms of the agreements.

Senior Secured Credit Facilities

        The senior secured credit facilities are provided by a syndicate of banks and other financial institutions. The senior secured credit facilities provide financing of up to $465 million, consisting of:

  •
  a $365 million senior secured term loans facility with a maturity of seven years; and

  •
  a $100 million senior secured revolving loans facility with a maturity of six years.

        The senior secured revolving loans facility include borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

        Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of UBS AG, Stamford Branch, as administrative agent and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR or eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the senior secured term loans facility is currently 2.00%. However, if Moody's Investor Services, Inc. and Standard & Poor's Ratings Services respectivley rate our senior, secured long-term indebtedness for borrowed money below B+/B1, the applicable margin will increase to 2.25%. The applicable margin for borrowings under the senior secured revolving loans facility is 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings. The applicable margin for borrowings under the senior secured revolving loans facility may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the senior secured revolving loans facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% (subject to reduction upon attainment of certain leverage ratios). We will also pay customary letter of credit fees.

Prepayments

        The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% of excess cash flow (which percentage we expect will be reduced to certain levels upon the achievement of certain leverage ratios) beginning with our first full fiscal year after the closing;

  •
  100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations; and

  •
  100% of the net proceeds of any incurrence of debt or preferred stock other than debt permitted under the senior secured credit facilities.

        We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty (other than customary breakage costs with respect to LIBOR or Eurocurrency loans).

Amortization

        The senior secured term loans facility amortizes each year in an amount equal to approximately 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facilities.

        Principal amounts outstanding under the senior secured revolving loans facility will be due and payable in full at maturity, which is six years from the date of the closing of the Transactions.

Guarantee and Security

        All obligations under the senior secured credit facilities are unconditionally guaranteed by Holdings and, subject to certain exceptions, each of our existing and future direct and indirect domestic subsidiaries, which we refer to, collectively, as U.S. Guarantors.

        Obligations under the senior secured credit facilities, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of our assets as well as those of Holdings and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of our capital stock by Holdings and a pledge of 100% of the capital stock of substantially all U.S. Guarantors;

  •
  a pledge of 65% of the capital stock of each first tier foreign subsidiary; and

  •
  a security interest in substantially all of our tangible and intangible assets as well as those of each U.S. Guarantor (but excluding leased property, vehicles, cash and deposit accounts).

Certain Covenants and Events of Default

        The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

  •
  sell assets;

  •
  incur additional indebtedness or issue preferred stock;

  •
  repay other indebtedness (including the notes);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  create liens on assets;

  •
  make investments, loans, guarantees or advances;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  enter into sale and leaseback transactions;

  •
  engage in certain transactions with affiliates;

  •
  amend certain material agreements governing our indebtedness, including the notes;

  •
  change the business conducted by Holdings and its subsidiaries;

  •
  enter into agreements that restrict dividends from subsidiaries;

  •
  make capital expenditures; and

  •
  enter into hedging agreements.

        In addition, the senior secured credit facilities require us to maintain the following financial covenants:

  •
  an initial maximum total leverage ratio of 6.75 to 1.00 with annual step-downs as follows:

Period	Ratio
March 31, 2006—December 31, 2006	6.50 to 1.00
March 31, 2007—December 31, 2007	5.50 to 1.00
March 31, 2008—December 31, 2008	4.75 to 1.00
March 31, 2009 and thereafter	4.00 to 1.00
  •
  and an initial minimum interest coverage ratio of 1.75 to 1.00 with annual step-ups as follows:

Period	Ratio
March 31, 2006—December 31, 2006	2.00 to 1.00
March 31, 2007—December 31, 2007	2.25 to 1.00
March 31, 2008—December 31, 2008	2.50 to 1.00
March 31, 2009 and thereafter	2.75 to 1.00

        The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the term (1) "Company" refers only to PQ Corporation and not to any of its Subsidiaries and (2) the term "Notes" means the Company's 7 1/2% Senior Subordinated Notes due 2013 issued under the Indenture and outstanding from time to time.

        The Company originally issued $275.0 million in aggregate principal amount of its Series A Notes on February 11, 2005 in a private placement and issued $275.0 million in aggregate principal amount of its Series B Notes in exchange for all Series A Notes on June 21, 2006 pursuant to a registered exchange offer. The Company issued the Notes under an indenture dated as of February 11, 2005 (the "Indenture"), among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee (the "Trustee").

        The Indenture contains provisions which define your rights under the Notes. In addition, the Indenture governs the obligations of the Company and of each Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in its entirety. We urge that you carefully read the Indenture as it, and not this description, governs your rights as Holders. We have filed a copy of the Indenture as an exhibit to the registration statement which includes this prospectus.

        The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

        The Notes:

  •
  are general unsecured obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Debt of the Company; and

  •
  rank pari passu in right of payment with any future Senior Subordinated Indebtedness of the Company.

        The Guarantees:

  •
  are general unsecured obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Guarantor Senior Debt of such Guarantor; and

  •
  rank pari passu in right of payment with any future Senior Subordinated Indebtedness of such Guarantor.

        As of December 31, 2006, the Company and the Guarantors had outstanding total Senior Debt and Guarantor Senior Debt, as applicable, of $358.8 million, all of which is secured. Under the Credit Agreement, an additional $94.1 million will be available for revolving borrowings (we also have letters of credit of $5.9 million outstanding). All of these borrowings will be secured if borrowed. As discussed in detail below under the caption "—Subordination," payments on the Notes and the Guarantees are subordinated to the payment of Senior Debt or Guarantor Senior Debt, as applicable. The Indenture permits the Company and the Guarantors to incur additional Senior Debt and Guarantor Senior Debt.

        On the Issue Date, all of the Subsidiaries of the Company were "Restricted Subsidiaries." Under the circumstances described under the caption "—Certain Covenants—Restricted Payments" and the definition of "Unrestricted Subsidiary," the Company is permitted to designate certain of its

Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries are not subject to the restrictive covenants of the Indenture and do not guarantee the Notes.

Principal, Maturity and Interest

        The Notes were initially issued in an aggregate principal amount of $275.0 million. The Indenture governing the Notes provides for the issuance of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes offered hereby. Such Additional Notes will be identical in all material respects to the Notes, except that any Additional Notes offered in the future will have different issuance dates and may have different issuance prices. The Notes will mature on February 15, 2013.

        The Notes were initially issued in denominations of $1,000 and integral multiples of $1,000. Interest on the Notes accrues at the rate of 7 1/2% per annum and is payable semi-annually in arrears on February 15 and August 15. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding February 1 and August 1.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Company at least three Business Days prior to the applicable payment date, the Company, through the paying agent or otherwise, will pay all principal, interest and premium, if any, on that holder's Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Company will maintain one or more paying agents (each, a "paying agent") for the Notes.

        The Company will also maintain one or more registrars (each, a "registrar") and will maintain a transfer agent. The initial registrar is Wells Fargo Bank, National Association and the initial transfer agent is Wells Fargo Bank, National Association and the registrar and the transfer agent maintains a register reflecting ownership of Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Company.

        The Company may change the paying agents, the registrars or the transfer agents without prior notice to the holders. The Company or any of its Restricted Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Ranking

  Senior Debt versus Notes

        The payment of principal, interest and premium, if any, on, and other obligations with respect to the Notes and the payment of any Guarantee is (i) subordinated in right of payment to the prior payment in full of all Senior Debt, or the Guarantor Senior Debt of the relevant Guarantor, as the case may be, including the obligations of the Company and such Guarantor under the Credit Agreement and under any other Senior Debt or any Guarantor Senior Debt incurred after the Issue Date and (ii) is effectively subordinated in right of payment to the prior payment in full of all other secured Indebtedness of the Company and such relevant Guarantor, as the case may be, as to the assets securing such Indebtedness.

        As of December 31, 2006:

  (1)
  the Company's Senior Debt was $358.8 million, all of which consisted of secured indebtedness under the Credit Agreement, excluding potential additional borrowings of $94.1 million under the revolving credit facility, constituting part of the Credit Agreement, any of which borrowings would constitute Senior Debt if and when borrowed; and

  (2)
  Guarantor Senior Debt was $358.8 million, all of which represented the Guarantors' Guarantee of indebtedness under the Credit Agreement, excluding the Guarantees of the potential additional borrowings under the revolving credit facility constituting part of the Credit Agreement, any of which Guarantees would constitute Guarantor Senior Debt if and when loans are made under the revolving credit facility.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt or Guarantor Senior Debt, as applicable. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock".

  Liabilities of Subsidiaries versus Notes

        All of the operations of the Company are conducted through its Subsidiaries. Some of the Subsidiaries of the Company are not Guaranteeing the Notes, and, as described below under "—Guarantees", Guarantees of Subsidiaries may be released under certain circumstances. In addition, future Subsidiaries of the Company may not be required to Guarantee the Notes. Claims of creditors of any Subsidiaries that are not Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries generally have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes, even if such claims do not constitute senior debt of such Subsidiaries. Accordingly, the Notes and each Guarantee are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such Subsidiaries that are not Guarantors.

        The Subsidiaries of the Company that are not Guarantors accounted for approximately $308.7 million, or 44%, of consolidated total revenues of the Company for the year ended December 31, 2006, and approximately $295.7 million, or 30%, of consolidated total assets of the Company as of December 31, 2006. See Note 28 to the audited consolidated financial statements contained elsewhere in this prospectus. Although the Indenture limits the incurrence of Indebtedness and preferred stock by the Company and certain of its Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock".

  Other Senior Subordinated Indebtedness versus Notes

        Only Indebtedness of the Company or any Guarantor that is Senior Debt or Guarantor Senior Debt, as applicable, rank senior to the Notes and the relevant Guarantee, as the case may be, in accordance with the provisions of the Indenture. The Notes and each Guarantee rank, in all respects, pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, as the case may be.

        The Company and the Guarantors have agreed in the Indenture that it and they will not incur any Indebtedness that is subordinate or junior in right of payment to Senior Debt or Guarantor Senior Debt unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) Senior Debt or Guarantor Senior Debt as subordinated or junior to any other Senior Debt or Guarantor Senior Debt merely because it has a junior priority with respect to the same collateral.

  Payment of Notes

        The holders of Senior Debt are entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect to the applicable Senior Debt, whether or not such interest is an allowed or allowable claim under applicable law) (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) before the holders of Notes will be entitled to receive any payment with respect to the Notes, in the event of any distribution to creditors of the Company:

  (1)
  in a liquidation or dissolution of the Company;

  (2)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshaling of the Company's assets and liabilities.

        The Company also may not make any payment in respect of the Notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) if:

  (1)
  a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

  (2)
  any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity without further notice (except such notice as may be required to effect such acceleration) and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of that series of Designated Senior Debt.

        Payments on the Notes may and will be resumed:

  (1)
  in the case of a payment default, upon the date on which such default is cured or waived; and

  (2)
  in the case of a nonpayment default, upon the earliest of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until:

  (1)
  360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

  (2)
  all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

        If the Trustee or any holder of the Notes receives a payment or distribution in respect of the Notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge", if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) when the payment or distribution is prohibited by the subordination provisions of the Indenture, then the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

        The Company must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

        A Guarantor's obligations under its Guarantee are senior subordinated obligations. As such, the rights of holders of the Notes to receive payment by a Guarantor pursuant to its Guarantee are subordinated in right of payment to the rights of holders of Guarantor Senior Debt of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company's obligations under the Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee of the Notes.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors—Risks Related to the Notes—Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the Guarantees of the Notes are junior to all of our Guarantors' existing senior indebtedness and possibly to all their future borrowings."

Optional Redemption

        At any time prior to February 15, 2008, the Company may on one or more occasions redeem in the aggregate up to 35% of the aggregate principal amount of the Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes), with the net cash proceeds of one or more Equity Offerings, at a redemption price of 107.5% of the principal amount of the Notes, plus accrued and unpaid interest, to the redemption date (provided, however, that if the Equity Offering is an offering by any direct or indirect parent entity of the Company, a portion of the net cash proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that:

  (1)
  at least 65% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) must remain outstanding immediately after the occurrence of each such redemption (excluding in such calculation Notes held by the Company and its Subsidiaries); and

  (2)
  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        The Notes may be redeemed, in whole or in part, at any time prior to February 15, 2009, at the option of the Company upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        On or after February 15, 2009, the Company may redeem all or a part of the Notes at its option, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, on the Notes to be redeemed to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2009	103.750%
2010	101.875%
2011 and thereafter	100.000%

        The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Guarantees

        Each domestic Subsidiary that guarantees Indebtedness under the Credit Agreement jointly and severally guarantees the Company's obligations under the Indenture and the Notes on a senior subordinated basis. Each Guarantee is subordinated to the applicable Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with, into or to any other Persons upon the terms and conditions set forth in the Indenture. See "Certain Covenants—Merger, Consolidation or Sale of Assets." The Guarantee of a Guarantor will be released in the event that:

  (1)
  (a)(x) the sale, disposition or other transfer (including through merger or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which such Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of such Guarantor, if such sale, disposition or other transfer is made in compliance with the provisions of the Indenture described under "—Repurchase at the Option of Holders—Asset Sales" and (y) such Guarantor is released from its Indebtedness and guarantee, if any, of, and all pledges and security, if any, granted in connection with the Credit Agreement;

  (b)
  the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture described under "—Certain Covenants—Restricted Payments" and the definition of "Unrestricted Subsidiary,"

  (c)
  if the Company exercises its legal defeasance option or its covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

  (d)
  such Guarantor has been released from its Indebtedness and guarantee, if any, of, and all pledges and security, if any, granted in connection with the Credit Agreement.

Mandatory Redemption

        The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales." The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption "—Optional Redemption," with respect to all outstanding Notes, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption "—Optional Redemption," with respect to all outstanding Notes, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

        The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        The Credit Agreement prohibits the Company from purchasing Notes, and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. Prior to complying with any of the provisions of this "Change of Control" covenant under the Indenture governing the Notes, but in any event within 90 days following a Change of Control, to the extent required to permit the Company to comply with this covenant, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt. If the Company does not repay such Senior Debt or obtain such consents, the Company will remain prohibited from purchasing Notes in a Change of Control, which after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would in turn constitute a default under the Credit Agreement. In such circumstance, the subordination provisions of the Indenture would likely restrict payment to the holders of Notes.

        Future indebtedness that the Company or its Subsidiaries may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company or its Subsidiaries and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers of the Notes. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that it could decide to do so in the future. Subject to the limitations discussed below, the Company or its Subsidiaries could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure of the Company or its credit ratings. Restrictions on the ability of the Company and its Subsidiaries to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (2) above, the amount of (i) any liabilities (as shown on the Company's or the applicable Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Guarantees) that are assumed by the transferee of any such assets and from which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii), not to exceed the greater of (x) $35 million and (y) 3 1/2% of Total Assets (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this paragraph and for no other purpose.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply those Net Proceeds at its option:

  (1)
  to permanently reduce Obligations under Senior Debt (and to correspondingly reduce commitments with respect thereto) or Indebtedness that ranks pari passu with the Notes (provided, however, that if the Company shall so reduce Obligations under Indebtedness that ranks pari passu with the Notes, it will equally and ratably reduce Obligations under the Notes by causing the Company to make an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and

    Additional Interest, if any, on the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company;

  (2)
  to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

  (3)
  to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and it results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

        Any Net Proceeds from an Asset Sale not applied or invested in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Proceeds shall constitute "Excess Proceeds"; provided, however, that if during such 365-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) or (3) of the immediately preceding paragraph after such 365th day, such 365-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 180 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement).

        When the aggregate amount of Excess Proceeds exceeds $15 million, the Company, or the applicable Restricted Subsidiary, will make an offer (an "Asset Sale Offer") to all holders of Notes and Indebtedness that ranks pari passu with the Notes and contains provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase, on a pro rata basis, the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

        Pending the final application of any Net Proceeds, the Company, or the applicable Restricted Subsidiary, may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

        If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company, or the applicable Restricted Subsidiary of the Company, may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the Excess Proceeds which served as the basis for such Asset Sale Offer will be reset at zero.

        The Company, or the applicable Restricted Subsidiary, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company, or the applicable Restricted Subsidiary, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

  (1)
  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not listed on any national securities exchange, on a pro rata basis to the extent practicable.

        No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of that Note upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (a)
  declare or pay any dividend or make any other distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock), (B) dividends or distributions by a Restricted Subsidiary payable solely to the Company or any other Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, pro rata dividends or distributions to minority stockholders of such Restricted Subsidiary (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation), provided that the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

  (b)
  purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent entity of the Company held by any Person (other than by a Restricted Subsidiary), including in connection with any merger or consolidation;

  (c)
  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than (x) Indebtedness permitted under clauses (7) and (8) of the definition of "Permitted Debt" or (y) the purchase, repurchase or other acquisition or retirement of Indebtedness subordinated or junior in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, acquisition or retirement); or

  (d)
  make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as "Restricted Payments"),

        unless, at the time of and after giving effect to such Restricted Payment:

    (1)
    no Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

    (2)
    the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (3)
    such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (10), (11), (12), (13), (14), (16), (17) and (18) of the next succeeding paragraph), is less than the sum, without duplication, of

    (a)
    50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2005 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

    (b)
    100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received by the Company after the Issue Date from the issue or sale of (x) Equity Interests of the Company (including Retired Capital Stock (as defined below)) but excluding (i) cash proceeds received from the sale of Equity Interests of the Company and, to the extent actually contributed to the Company, Equity Interests of the Company's direct or indirect parent entities to members of management, directors or consultants of the Company, any direct or indirect parent entity of the Company and the Subsidiaries of the Company after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph, (ii) cash proceeds received from the sale of Refunding Capital Stock (as defined below) to the extent such amounts have been applied to Restricted Payments made in accordance with clause (2) of the next succeeding paragraph, (iii) Designated Preferred Stock, (iv) the Cash Contribution Amount and (v) Disqualified Stock) or (y) debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, and other than Disqualified Stock or Designated Preferred Stock or debt securities that have been converted into Disqualified Stock or Designated Preferred Stock), plus

    (c)
    100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities contributed to the capital of the Company after the Issue Date (other than (i) by a Restricted Subsidiary, (ii) any Excluded Contributions, (iii) any Disqualified Stock, (iv) any Refunding Capital Stock, (v) any Designated Preferred Stock, (vi) the

        Cash Contribution Amount and (vii) cash proceeds applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), plus

      (d)
      without duplication of any amounts included in clause (4) of the paragraph below and to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments of the Company or its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

      (e)
      in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Company in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment), plus

      (f)
      $15 million.

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any direct or indirect parent entity of the Company ("Retired Capital Stock") or Indebtedness subordinated to the Notes in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Company) of Equity Interests of the Company or contributions to the equity capital of the Company (in each case, other than Disqualified Stock and the Cash Contribution Amount) ("Refunding Capital Stock") and (B) the declaration and payment of dividends on the Retired Capital Stock out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

  (3)
  the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Notes made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, the Company or a Guarantor which is incurred in compliance with the covenant "—Incurrence of Indebtedness and Issuance of Preferred

    Stock" so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired for value plus related fees and expenses and the amount of any reasonable premium required to be paid under the terms of the instrument governing the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to the Notes and any Guarantees thereof at least to the same extent as such Indebtedness subordinated to such Notes so redeemed, repurchased, acquired or retired, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the Notes or the final scheduled maturity date of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Notes or the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired;

  (4)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company or any of its direct or indirect parent entities held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent entities (or their permitted transferees, assigns, estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other similar agreement or arrangement; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to the immediately succeeding calendar year); and provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the Issue Date plus (B) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of the Company or any of its Subsidiaries or any of its direct or indirect parent entities in connection with the Transactions that are foregone in return for the receipt of Equity Interests of the Company or any of its direct or indirect parent entities pursuant to a deferred compensation plan of such corporation plus (C) the cash proceeds of "key man" life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A), (B) and (C) above in any calendar year) less (D) the amount of any Restricted Payments previously made pursuant to clauses (A), (B) and (C) of this clause (4);

  (5)
  the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued or incurred in accordance with this covenant to the extent such dividends are included in the definition of Fixed Charges for such entity;

  (6)
  the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent entity of the Company the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent entity of the Company issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions thereon) on a pro forma basis, the Company would have had a Fixed Charge Coverage Ratio of at least 2.0 to 1 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

  (7)
  Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not to exceed $15 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (8)
  repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

  (9)
  the payment of dividends on the Company's common stock following the first public offering of the Company's common stock or the common stock of any of its direct or indirect parent entities after the Issue Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Company after the Issue Date in any such public offering, other than public offerings with respect to the Company's common stock registered on Form S-4 or Form S-8;

  (10)
  Investments that are made with Excluded Contributions;

  (11)
  other Restricted Payments in an aggregate amount not to exceed $50 million;

  (12)
  cash dividends or other distributions on the Company's or any Restricted Subsidiary's Capital Stock used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Transactions or this offering, in each case to the extent permitted (to the extent applicable) by the covenant described under "—Transactions with Affiliates;"

  (13)
  distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;

  (14)
  the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales"; provided, however, that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

  (15)
  Intentionally omitted;

  (16)
  the declaration and payment of dividends to, or the making of loans to, a direct or indirect parent entity of the Company in amounts required for such Person to pay, without duplication:

  (A)
  franchise taxes and other fees, taxes and expenses required to maintain its corporate existence;

  (B)
  income taxes pursuant to the tax allocation agreement described in this prospectus under the heading "Certain Relationships and Related Party Transactions;"

  (C)
  customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, officers and employees of such direct or indirect parent entity of the Company to the extent such salaries, bonuses, severance, indemnities and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

    (D)
    general corporate overhead expenses for such direct or indirect parent entity of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

    (E)
    reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent entity of the Company;

  (17)
  any payments made in connection with the consummation of the Transactions or as contemplated by the related Purchase Agreement (other than payments to any Permitted Holder or any Affiliate thereof);

  (18)
  cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); or

  (19)
  the payment of dividends and other distributions to any direct or indirect parent entity of the Company in an amount equal to any reduction in taxes actually realized by the Company and its Restricted Subsidiaries in the form of refunds or from deductions when applied to offset income or gain as a direct result of (i) transaction fees, (ii) commitment and other financing fees or (iii) severance, change in control and other compensation expense incurred in connection with the repurchase or rollover of stock options or transaction bonuses, in each case in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (9), (11), (14) and (19) above, no Default shall have occurred and be continuing or would occur as a consequence thereof.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of the Company.

        As of the date of this prospectus, all of the Company's Subsidiaries are Restricted Subsidiaries. The Company's four 50/50 joint ventures are not "Subsidiaries" and are not restricted by the covenants in the Indenture. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this summary.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively "incur") any Indebtedness (including Acquired Debt) and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company, any Restricted Subsidiary that is a Guarantor or any Foreign Subsidiary may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary that is a Guarantor or any Foreign Subsidiary may issue Preferred Stock if the Fixed Charge Coverage Ratio of the Company for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, however, the principal amount of all such Indebtedness incurred and the liquidation value of all Preferred Stock issued by Foreign Subsidiaries under this provision shall not exceed $50 million outstanding at any time.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, "Permitted Debt"):

  (1)
  the incurrence by the Company, a Guarantor or a Foreign Subsidiary of Indebtedness under the Credit Agreement together with the incurrence by the Company, any Restricted Subsidiary or a Foreign Subsidiary of the guarantees thereunder and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount, outstanding at any one time, not to exceed the sum of (x) $375 million and (y) the greater of (i) $100 million and (ii) the sum of (A) 50% of the book value of the inventory of the Company and the Restricted Subsidiaries and (B) 70% of the book value of the accounts receivable of the Company and the Restricted Subsidiaries, less (z) the amount of all mandatory principal payments (with respect to revolving borrowings and letters of credit, only to the extent revolving commitments are correspondingly reduced) actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from Asset Sales; provided, however, such Indebtedness incurred by Foreign Subsidiaries under this clause (1) shall not exceed the aggregate amount of $50 million outstanding at any time;

  (2)
  the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (including any Guarantee thereof) issued on the Issue Date and the related exchange Notes (including any Guarantee thereof);

  (3)
  Existing Indebtedness (other than Indebtedness described in clauses (1) and (2));

  (4)
  Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed the greater of (x) $50 million and (y) 5.0% of Total Assets;

  (5)
  Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (6)
  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such disposed business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and any Restricted Subsidiaries in connection with such disposition;

  (7)
  Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any other Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Company or a Guarantor is the obligor on such Indebtedness and the obligee thereunder is not the Company, such Indebtedness is expressly subordinated in right of payment to all obligations of the Company or such Guarantor with respect to the Notes;

  (8)
  shares of Preferred Stock of a Restricted Subsidiary issued to the Company or a Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

  (9)
  Hedging Obligations of the Company or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (B) exchange rate risk with respect to any currency exchange or (C) commodity price risk;

  (10)
  obligations in respect of performance, bid and surety bonds and performance and completion guarantees provided by the Company or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

  (11)
  Indebtedness or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed $75 million;

  (12)
  (x) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such

    Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, (y) any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of another Restricted Subsidiary that is not a Guarantor incurred in accordance with the terms of the Indenture, and (z) any guarantee by a Guarantor of Indebtedness of the Company incurred in accordance with the terms of the Indenture;

  (13)
  the incurrence by the Company or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund, refinance, defease or discharge any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (13) and clauses (14), (19) and (20) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes or the Guarantees, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantees at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of the Company or a Guarantor or (y) Indebtedness or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Notes or the Indebtedness being refunded or refinanced; and provided further, however, that subclauses (A), (B) and (E) of this clause (13) will not apply to any refunding or refinancing of any Senior Debt;

  (14)
  Indebtedness or Preferred Stock of a Person incurred and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, such acquisition or merger; and provided further, however, that after giving effect to such incurrence of Indebtedness either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) such Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

  (15)
  Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of its incurrence;

  (16)
  Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

  (17)
  Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to the Company or any of its Restricted Subsidiaries, other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

  (18)
  Indebtedness consisting of promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or any of its direct or indirect parent entities permitted by the covenant described under the caption "—Restricted Payments";

  (19)
  Contribution Indebtedness;

  (20)
  Indebtedness of the Company or a Guarantor incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the acquisition by the Company or such Guarantor of property used or useful in a Permitted Business (including a Product) (whether through the direct purchase of assets or the purchase of Capital Stock of, or merger or consolidation with, any Person owning such assets); provided, however, that the Fixed Charge Coverage Ratio of the Company for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, determined on a pro forma basis as if such Indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period, (A) would have been at least 1.75 to 1 and (B) would have been greater than such Fixed Charge Coverage Ratio immediately prior to such acquisition or merger; and

  (21)
  Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business.

        For purposes of determining compliance with this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (21) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date is deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and the Company shall not be permitted to reclassify all or any portion of such Indebtedness.

        For purposes of determining compliance with any U.S. dollar restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such currency agreement. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. Dollar Equivalent of the Indebtedness being refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a currency agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the

U.S. Dollar Equivalent of such excess will be determined on the date such refinancing Indebtedness is incurred. The maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

  Limitation on Layering

        The Indenture governing the Notes provides that the Company will not, and will not permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, incur any Indebtedness that is contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) or Guarantor Senior Debt (including Acquired Debt) of the Company or such other Guarantor, as the case may be, unless such Indebtedness is either:

  (1)
  Senior Subordinated Indebtedness; or

  (2)
  subordinate in right of payment to the Notes or the Guarantees, as the case may be.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Notes or a related Guarantee on any asset or property of the Company or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  (1)
  in the case of Liens securing Indebtedness subordinated to the Notes or the Guarantees, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

  (2)
  in all other cases, the Notes and any related Guarantees are equally and ratably secured,

        except that the foregoing shall not apply to:

    (i)
    Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

    (ii)
    Liens securing the Notes and the related Guarantees (including exchange Notes issued in a registered exchange offer for Additional Notes issued and secured by a Lien in each case in accordance with the terms of the Indenture) and the related Guarantees;

    (iii)
    Liens securing Senior Debt or Guarantor Senior Debt and the related guarantees of such Senior Debt or Guarantor Senior Debt; and

    (iv)
    Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to the Company or any of its Restricted Subsidiaries; or

  (3)
  sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  contractual encumbrances or restrictions in effect (x) pursuant to the Credit Agreement or related documents as in effect on the Issue Date or (y) on the Issue Date, including, without limitation, pursuant to Existing Indebtedness and related documentation;

  (2)
  the Indenture, the Notes and the Guarantees (including any exchange Notes issued in a registered exchange offer with respect to the Notes and related Guarantees);

  (3)
  purchase money obligations or other obligations described in clause (4) of the second paragraph of "—Incurrence of Indebtedness and Issuance of Preferred Stock" (but not subject to the dollar limit in such clause (4)) for property acquired in the ordinary course of business that in each case impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

  (4)
  applicable law or any applicable rule, regulation or order;

  (5)
  any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof or to provide all or a portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (6)
  contracts for the sale of assets, including without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

  (7)
  Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions "—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness;

  (8)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (9)
  other Indebtedness or Preferred Stock of the Company, any Restricted Subsidiary that is a Guarantor or any Foreign Subsidiary, in each case that is incurred subsequent to the Issue Date pursuant to the covenant described under "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (10)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

  (12)
  any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to such Securitization Subsidiary; and

  (13)
  any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that the encumbrances or restrictions imposed by such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, not materially less favorable to the holders of the Notes than encumbrances and restrictions contained in such predecessor agreements.

  Merger, Consolidation or Sale of Assets

        The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) the Company is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is, in the case of the Company, a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia (the Company or such Person, including the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, as the case may be, being herein called the "Successor Company");

  (2)
  the Successor Company (if other than the Company) assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction no Default or Event of Default exists; and

  (4)
  immediately after giving pro forma effect to such transaction and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period, either (a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "—Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction.

        The Indenture also provides for similar provisions relating to any consolidation, merger or sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a Guarantor, excluding clause (4) above. See "—Guarantees."

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of the Company.

        The predecessor company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor will not be released from the obligation to pay the principal of and interest on the Notes.

        Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

        This "—Merger, Consolidation or Sale of Assets" covenant does not apply to a sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries. Notwithstanding the foregoing, clauses (3) and (4) are not applicable to (a) any Restricted Subsidiary consolidating with, merging into or selling, assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company merging with an Affiliate solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, assign, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction") involving aggregate consideration in excess of $5 million, unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

  (2)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a majority of the disinterested members of the Board of Directors of the Company have determined in good faith that the criteria set forth in the immediately preceding clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

  (2)
  Restricted Payments (other than pursuant to clause (7) of the second paragraph of "—Certain Covenants—Restricted Payments") and Permitted Investments (other than pursuant to clauses (3) and (10) of the definition thereof) permitted by the Indenture;

  (3)
  the payment to the Sponsors, any of their Affiliates, and officers of the Company or any of its Restricted Subsidiaries, of management, consulting, monitoring and advisory fees, termination payments and related reasonable expenses pursuant to the Management Agreement or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the Management Agreement);

  (4)
  the payment of reasonable and customary compensation and fees paid to, and indemnities provided on behalf of (and entering into related agreements with) officers, directors, employees or consultants of the Company, any of its direct or indirect parent entities, or any Restricted Subsidiary, as determined in good faith by the Board of Directors of the Company or senior management thereof;

  (5)
  payments made by the Company or any Restricted Subsidiary to the Sponsors and any of their Affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the disinterested members of the Board of Directors of the Company in good faith;

  (6)
  transactions in which the Company or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

  (7)
  payments or loans (or cancellations of loans) to employees or consultants of the Company or any of its direct or indirect parent entities or any Restricted Subsidiary which are approved by the Board of Directors of the Company and which are otherwise permitted under the Indenture, but in any event not to exceed $5 million in the aggregate outstanding at any one time;

  (8)
  payments made or performance under any agreement as in effect on the Issue Date and described in the Offering Circular (other than the Management Agreement and Shareholders Agreement, but including, without limitation, each of the other agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

  (9)
  the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Shareholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party on the Issue Date and any similar agreement that it may enter into thereafter); provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to the Shareholders Agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

  (10)
  the Transactions and the payment of all transaction, underwriting, commitment and other fees and expenses incurred in connection with the Transactions;

  (11)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

  (12)
  the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Person;

  (13)
  the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent company of the Company or a Restricted Subsidiary of the Company, as appropriate, in good faith;

  (14)
  the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (16)(B) of the second paragraph of the covenant described under "—Restricted Payments;"

  (15)
  any contribution to the capital of the Company;

  (16)
  transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company and such director is the sole cause for such Person to be deemed an Affiliate of the Company or any of its Restricted Subsidiaries; provided, however, that such director abstains from voting as director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

  (17)
  pledges of Equity Interests of Unrestricted Subsidiaries; and

  (18)
  any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

  Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

  Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Additional Guarantees

        After the Issue Date, the Company will cause each of its Domestic Subsidiaries (other than a Domestic Subsidiary that is at the time a Guarantor) that incurs any Indebtedness under the Credit Agreement or guarantees any Indebtedness outstanding under the Credit Agreement, at the same time, to execute and deliver to the Trustee a Guarantee pursuant to which such Domestic Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes and all other obligations under the Indenture on the same terms and conditions as those set forth in the Indenture with respect to the original Guarantors.

        Each such Guarantee will be subject to being released in accordance with the provisions of the Indenture described under "—Guarantees."

Reports

        Whether or not required by the Commission, the Company will file with the Commission (unless the Commission will not accept such filing) and, if not filed electronically with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), the Company will furnish to the holders of Notes, within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K (or Form 20-F if the Company is a

    "foreign private issuer" as such term is defined under the rules and regulations of the Commission), if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will make such information and reports referred to in Clauses (1) and (2) above available to securities analysts and prospective investors upon request and, for so long as any Notes remain outstanding, the Company will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company is or becomes a Guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent company; provided, however, that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent company and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Events of Default and Remedies

        Under the Indenture, an Event of Default is defined as any of the following:

  (1)
  the Company defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium and Additional Interest, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;

  (2)
  the Company defaults in the payment when due of interest on or with respect to the Notes and such default continues for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

  (3)
  the Company defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after the notice specified below;

  (4)
  a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25 million (or its foreign currency equivalent) or more at any one time outstanding;

  (5)
  certain events of bankruptcy affecting the Company or any Significant Subsidiary;

  (6)
  the failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $25 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after the applicable judgment becomes final, and, with respect to any such judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

  (7)
  the Guarantee of a Significant Subsidiary or any group of Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Company, would constitute a Significant Subsidiary ceasing to be in full force and effect (except as contemplated by the terms hereof) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee, other than by reason of the release of the Guarantee in accordance with the terms of the Indenture, and such Default continues for 10 days.

        If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Company) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the Indenture may declare the principal of and accrued interest on such Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

        If an Event of Default specified in clause (5) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the Notes.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

  (1)
  if the rescission would not conflict with any judgment or decree;

  (2)
  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

  (3)
  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

  (4)
  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

  (5)
  in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The holders of a majority in principal amount of the Notes issued and then outstanding under the Indenture may waive any existing Default or Event of Default under such Indenture, and its consequences, except a default in the payment of the principal of or interest on such Notes.

        In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers' Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, any of its Subsidiaries or any of its direct or indirect parent entities, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such waiver is against public policy.

Governing Law

        The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

  (2)
  the Company's obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event that a Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Company but including such events with respect to Significant Subsidiaries) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes issued under the Indenture and the Guarantors will be released from their Guarantees of the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

  (1)
  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

  (6)
  the Company must deliver to the Trustee an opinion of counsel to the effect that: (a) the trust funds will not be subject to any rights of holders of Senior Debt or Guarantor Senior Debt, including, without limitation, those arising under the Indenture; and (b) the trust funds will not be subject to the effect of the preference provisions of Section 547 of the United States Federal Bankruptcy Code;

  (7)
  the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company or any Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any Guarantor or others; and

  (8)
  the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture or the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived (except a default in respect of the payment of principal or interest on the Notes) with the consent of the holders of a majority in principal amount of the then outstanding Notes issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes issued thereunder (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders" except as set forth in item (10) below);

  (3)
  reduce the rate of or change the time for payment of interest on any Note issued thereunder;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Notes issued thereunder with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any Note payable in money other than that stated in the Notes;

  (6)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium, if any,

    on the Notes issued thereunder or impair the right of any holder of Notes to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

  (7)
  waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders" except as set forth in item (10) below);

  (8)
  make any change in the ranking or priority of any Note that would adversely affect the holders of the Notes;

  (9)
  modify the Guarantees in any manner adverse to the holders of the Notes; or

  (10)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes issued thereunder:

  (1)
  to cure any ambiguity, mistake, defect or inconsistency;

  (2)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  to provide for the assumption by a Successor Company or a successor company of a Guarantor, as applicable, of the Company's or such Guarantor's obligations under the Indenture;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

  (5)
  to secure the Notes;

  (6)
  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

  (7)
  to add a Guarantee of the Notes; or

  (8)
  to release a Guarantor upon its sale or designation as an Unrestricted Subsidiary or other permitted release from its Guarantee; provided, however, that such sale, designation or release is in accordance with the applicable provisions of the Indenture.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)
  either:

  (a)
  all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material debt instrument to which the Company is a party or by which the Company is bound;

  (3)
  the Company has paid or caused to be paid all sums payable by it under the Indenture; and

  (4)
  the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

        In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue to serve as trustee or resign.

        The holders of a majority in principal amount of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a more detailed presentation of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

        "Additional Interest" has the meaning set forth in the Registration Rights Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

  (1)
  1.0% of the then outstanding principal amount of the Note; and

  (2)
  the excess of:

  (a)
  the present value at such redemption date of (i) the redemption price of the Note at February 15, 2009 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Note, through February 15, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

  (b)
  the then outstanding principal amount of the Note.

        "Asset Sale" means (i) the sale, conveyance, transfer, lease or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary other than directors' qualifying shares or shares required to be held by Foreign Subsidiaries (whether in a single transaction or a series of related transactions), in each case, other than:

  (1)
  a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business and dispositions of property no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

  (2)
  the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the covenant contained under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

  (3)
  the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption "Certain Covenants—Restricted Payments" or the granting of a Lien permitted by the covenant contained under the caption "Certain Covenants—Liens;"

  (4)
  any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $7.5 million;

  (5)
  any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

  (6)
  the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

  (7)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries made pursuant to clause (10) of the definition of "Permitted Investments");

  (8)
  foreclosures on assets;

  (9)
  disposition of an account receivable in connection with the collection or compromise thereof;

  (10)
  sales of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

  (11)
  a transfer of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

  (12)
  the grant in the ordinary course of business of any licenses of patents, trademarks, know-how and any other intellectual property; and

  (13)
  the sale of any property in a sale/leaseback transaction within six months of the acquisition of such property.

        "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns", "Beneficially Owned" and "Beneficial Ownership" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the board of directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Stock" means:

  (1)
  in the case of a corporation, capital stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Contribution Amount" means the aggregate amount of cash contributions made to the capital of the Company or any Guarantor described in the definition of "Contribution Indebtedness."

        "Cash Equivalents" means:

  (1)
  U.S. dollars or, in the case of the Company or any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

  (2)
  securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States, the United Kingdom or any member state of the European Union whose legal tender is the euro having maturities of not more than 12 months from the date of acquisition;

  (3)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $250 million;

  (4)
  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-2 from Moody's or P-2 from S&P;

  (6)
  readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition;

  (7)
  instruments equivalent to those referred to in clauses (1) to (6) above denominated in euro or pound sterling or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction; and

  (8)
  investment in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, to any Person other than to a Permitted Holder;

  (2)
  the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of Beneficial Ownership, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent entities; or

  (3)
  the first day on which the majority of the Board of Directors of the Company then in office shall cease to consist of individuals who (i) were members of the Board of Directors of the Company on the Issue Date or (ii) were either (x) nominated for election by the Board of Directors of the Company, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (i) or (ii), "Continuing Directors").

        "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the Issue Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

        "Commission" means the U.S. Securities and Exchange Commission.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, and other noncash charges (excluding any noncash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, noncash interest payments (other than imputed interest as a result of purchase accounting), commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the interest component of Capitalized Lease Obligations, net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees or expensing of any bridge or other financing fees, (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income actually received in cash for such period; provided, however, that Securitization Fees shall not be deemed to constitute Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

  (1)
  any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation, transition and other restructuring costs and litigation settlements or losses) shall be excluded;

  (2)
  the Net Income for such period shall not include the cumulative effect of a change in accounting principle(s) during such period;

  (3)
  any net after-tax gains or losses attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person shall be excluded;

  (4)
  the Net Income for such period of any Person that is not a Subsidiary of such Person, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided, however, that, to the extent not already included, Consolidated Net Income of such Person shall be (A) increased by the amount of dividends or other distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends paid or distributions or other payments made to a Restricted Subsidiary (other than a Guarantor) to the limitations contained in clause (5) below) and (B) decreased by the amount of any equity of the Company in a net loss of any such Person for such period to the extent the Company has funded such net loss;

  (5)
  solely for the purpose of determining the amount available for Restricted Payments under clause (3) of the first paragraph of "Certain Covenants—Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not permitted at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, however, that the Consolidated Net Income of such Person shall be, subject to the exclusion contained in clause (4) above, increased by the amount of dividends or similar distributions that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof (subject to the provisions of this clause (5)) in respect of such period, to the extent not already included therein;

  (6)
  non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded;

  (7)
  any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness shall be excluded;

  (8)
  the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs) in connection with the Transactions or any future acquisition, merger, consolidation or similar transaction (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed) shall be excluded;

  (9)
  any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

  (10)
  an amount equal to the distributions actually made to any parent company of such Person in respect of such period in accordance with clause (16)(B) of the second paragraph of the covenant described under "Certain Covenants—Restricted Payments" shall be included as though such amounts had been paid by such Person for such period for the expense or cost incurred by such parent company and for which such distribution was made;

  (11)
  any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards Nos. 142 and 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded;

  (12)
  accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded; provided, however, that any noncash item that represents an accrual or reserve for a cash expenditure for a future period shall be treated as an expense in such future period when cash is paid (except to the extent such item would otherwise be excluded under this definition);

  (13)
  unrealized gains and losses relating to hedging transactions and mark-to-market Indebtedness denominated in foreign currencies resulting from the application of Statement of Financial Accounting Standards No. 52 shall be excluded; and

  (14)
  fees, expenses and charges in connection with the Transactions shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant contained under the caption "—Certain Covenants—Restricted Payments" only, there shall be excluded from Consolidated Net

Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments made by the Company and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments made by the Company and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption "—Certain Covenants—Restricted Payments."

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Contribution Indebtedness" means Indebtedness of the Company or any Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or such Guarantor after the Issue Date; provided, however, that:

  (1)
  if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of the Company or such Guarantor, as applicable, the amount of such excess shall be (A)(x) Subordinated Indebtedness (other than Secured Indebtedness) or (y) Senior Subordinated Indebtedness (other than Secured Indebtedness) and (B) Indebtedness with a Stated Maturity later than the Stated Maturity of the Notes, and

  (2)
  (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers' Certificate on the date of the incurrence thereof.

        "Credit Agreement" means (i) the credit agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among the Company, Niagara Acquisition, Inc., certain Subsidiaries of the Company, the financial institutions named therein, and UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of "Credit Agreement," one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Company or any direct or indirect parent entity of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described under "—Certain Covenants—Restricted Payments."

        "Designated Senior Debt" means:

  (1)
  any Bank Indebtedness that constitutes Senior Debt; and

  (2)
  any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company in the instrument evidencing that Senior Debt as "Designated Senior Debt."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that (i) if such Capital Stock is issued to any plan for the benefit of employees of the Company or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations, (ii) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock and (iii) any class of Capital Stock of the Company that by its terms authorizes the Company to satisfy its obligations thereunder by delivery of Capital Stock of the Company that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

        "Domestic Subsidiary" means any direct or indirect Subsidiary that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States including, without limitation, Puerto Rico.

        "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  the provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

  (2)
  Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

  (3)
  Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

  (4)
  any reasonable expenses or charges incurred in connection with any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated) or pursuant to the Transactions (including, without limitation, the fees payable to the Sponsors pursuant to the Management Agreement in connection with the Transactions), plus

  (5)
  the amount of any business optimization expenses and restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, excess pension charges, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees) deducted in such period in computing Consolidated Net Income, plus

  (6)
  any other noncash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) reducing Consolidated Net Income for such period (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

  (7)
  any net gain or loss resulting from Hedging Obligations, plus

  (8)
  the amount of management, monitoring, consulting, advisory fees, termination payments and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the Management Agreement, plus

  (9)
  Securitization Fees to the extent deducted in calculating Consolidated Net Income for such period, plus

  (10)
  any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations, less noncash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges made in any prior period).

        Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary (other than a Guarantor) shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent entities (excluding Disqualified Stock of the Company), other than (i) public offerings with respect to common stock of the Company or of any of its direct or indirect parent entities registered on Form S-4 or Form S-8, (ii) any such public or private sale that constitutes an Excluded Contribution or (iii) an issuance to any Subsidiary of the Company.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by the Company and its Restricted Subsidiaries from:

  (1)
  contributions to its common equity capital; and

  (2)
  the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock), in each case designated as Excluded Contributions pursuant to an Officers' Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption "—Certain Covenants—Restricted Payments."

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period consisting of such Person and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of such cash used to repay, repurchase, defease or otherwise discharge such Indebtedness.

        Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations or any operational changes that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date or if the Company or any Restricted Subsidiary had accounted for any of its business as a discontinued operation during any such period, then the Fixed Charge Coverage Ratio shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or operational changes (and the change in any associated Fixed Charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period and that such discontinued operation was disposed of on the first day of such reference period.

        If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or any operational change that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation, discontinued operation or any operational change had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, consolidation, discontinued operation or any operational change (including, without limitation, the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months). Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officers' Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the transaction being given pro forma effect (including, to the extent applicable, from the Transactions) and (2) all adjustments of the nature used in connection with the calculation of "Pro Forma Adjusted EBITDA" as set forth in footnote 6 to the "Offering Circular Summary—Summary Historical and Pro Forma Financial Information" in the Offering Circular to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

        Interest on a Capitalized Lease Obligation shall be deemed to accrue at the interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all noncash interest expense and amortization/accretion of original issue discount, in each case, in connection with the Specified Financings (including any original issue discount created by fair value adjustments to the Company's Existing Indebtedness as a result of purchase accounting)) of such Person for such period, (b) all cash dividends paid during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and its Subsidiaries and (c) all cash dividends paid during such period (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person and its Subsidiaries.

        "Foreign Subsidiary" means any Subsidiary of the Company that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States in effect on the date of the Indenture. For purposes of this description of the Notes, the term "consolidated" with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations. When used as a verb, "guarantee" shall have a corresponding meaning.

        "Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means any Person that incurs a Guarantee of the Notes; provided, however, that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

        "Guarantor Senior Debt" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

  (1)
  all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

  (2)
  all Hedging Obligations (and guarantees thereof), in each case whether outstanding on the Issue Date or thereafter incurred.

        Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include:

  (1)
  any Indebtedness of such Guarantor to a Subsidiary of such Guarantor (other than any Securitization Repurchase Obligation);

  (2)
  Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation), other than Indebtedness under the Credit Agreement;

  (3)
  Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

  (4)
  Indebtedness represented by Capital Stock;

  (5)
  any liability for federal, foreign, state, local or other taxes owed or owing by such Guarantor;

  (6)
  that portion of any Indebtedness incurred in violation of any of the covenants contained under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Limitations on Layering"; provided, however, that if such Indebtedness has been Incurred under the Credit Agreement, such Indebtedness shall be deemed Senior Debt if the holders of such Indebtedness or their Representative received an Officers' Certificate at the time of such Incurrence to the effect that the Incurrence of such Incurrence does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such covenant;

  (7)
  Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor; and

  (8)
  any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (1)
  currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

  (2)
  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Holdings" means Niagara Holdings, Inc. and its successors.

        "Indebtedness" means, with respect to any Person,

  (a)
  any indebtedness (including principal and premium) of such Person, whether or not contingent:

  (i)
  in respect of borrowed money,

  (ii)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without duplication, reimbursement agreements in respect thereof),

  (iii)
  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor in each case accrued in the ordinary course of business or

  (iv)
  representing any Hedging Obligations,

    if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

  (b)
  Disqualified Stock of such Person,

  (c)
  to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and

  (d)
  to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person) provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (b) prepaid revenues; (c) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; or (d) Obligations under or in respect of Qualified Securitization Financing.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of the Board of Directors of the Company, qualified to perform the task for which it has been engaged.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes)

of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

        For purposes of the definition of "Unrestricted Subsidiary" and the covenant described above under the caption "—Certain Covenants—Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company and (iii) in any single transaction or series of related transactions, any transfer of Capital Stock that results in an entity ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of the Company in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by the Company and the Restricted Subsidiaries immediately after such transfer.

        "Issue Date" means February 11, 2005.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Agreement" means the Management Agreement by and among J.P. Morgan Partners (BHCA), L.P. and certain affiliates thereof, Peak Investments, LLC and certain affiliates thereof, Holdings and the Company, as of on the Issue Date.

        "Moody's" means Moody's Investors Service, Inc. and by any successor to its rating business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale, in each case net of legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses and other direct costs incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness (including premiums and accrued interest) that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Offering Circular" means the confidential offering circular of the Company dated February 3, 2005 relating to the Notes.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

        "Permitted Asset Swap" means any transfer of property or assets by the Company or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business; provided, however, that the aggregate fair market value of the property or assets being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by the Company or such Restricted Subsidiary in such exchange; provided further, however, that such market value of the property or assets being transferred or received by the Company or such Restricted Subsidiary shall be made in good faith by the Board of Directors of the Company.

        "Permitted Business" means the business and any services, activities or businesses incidental or directly related or similar to, any line of business engaged in by the Company and its Subsidiaries as of the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

        "Permitted Debt" is defined under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        "Permitted Holders" means (i) each of the Sponsors and their respective Affiliates, (ii) Officers; provided, however, that if such Officers beneficially own more shares of Voting Stock of the Company or any of its direct or indirect parent entities than the number of such shares beneficially owned (including granted but unvested shares) by all the Officers as of the Issue Date or acquired by Officers within 90 days immediately following the Issue Date, such excess shall be deemed not to be beneficially owned by Permitted Holders; and (iii) any "group" (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, however, that in the case of such "group" and without giving effect to the existence of such "group" or any other "group", such Sponsors, Affiliates and Officers (subject, in the case of Officers to the foregoing limitations), collectively, have beneficial ownership, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent entities held by such "group".

        "Permitted Investments" means

  (1)
  any Investment by the Company in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

  (2)
  any Investment in cash and Cash Equivalents;

  (3)
  any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

  (4)
  any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

  (5)
  any Investment existing on the Issue Date and any modification, replacement, renewal or extension thereof; provided, however, that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

  (6)
  loans and advances to employees and any guarantees made in the ordinary course of business consistent with past practices, but in any event not in excess of $5 million in the aggregate outstanding at any one time;

  (7)
  any Investment acquired by the Company or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (8)
  Hedging Obligations permitted under clause (9) of the definition of "Permitted Debt;"

  (9)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

  (10)
  any Investment by the Company or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $75 million and (y) 7.5% of Total Assets;

  (11)
  Investments the payment for which consists of Equity Interests of the Company or any of its direct or indirect parent entities (exclusive of Disqualified Stock);

  (12)
  guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and performance guarantees in the ordinary course of business;

  (13)
  Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

  (14)
  any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including, without limitation, Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest;

  (15)
  Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

  (16)
  Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under "—Certain Covenants—Asset Sales";

  (17)
  additional Investments in joint ventures of the Company or any of its Restricted Subsidiaries existing on the Issue Date not to exceed $15 million outstanding at any one time; and

  (18)
  Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under "—Certain Covenants—Merger, Consolidation or Sale of Assets" after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.

        "Permitted Junior Securities" means

  (1)
  Equity Interests in the Company, any Guarantor or any direct or indirect parent of the Company issued pursuant to a plan of reorganization or readjustment; or

  (2)
  unsecured debt securities of the Company issued pursuant to a plan of reorganization or readjustment that are subordinated to all Senior Debt or, as applicable, Guarantor Senior Debt of the Company (and any debt securities issued in exchange for Senior Debt or such Guarantor Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt under the Indenture;

provided, however, that to the extent that any Senior Debt or Guarantor Senior Debt, as the case may be, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Debt or Guarantor Senior Debt not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.

        "Permitted Liens" means the following types of Liens:

  (1)
  deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

  (2)
  Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers' acceptance issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

  (3)
  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

  (4)
  Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized for, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

  (5)
  Liens securing Hedging Obligations; provided that in the case of Hedging Obligations relating to interest rate risks, the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

  (6)
  Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (7)
  Liens in favor of the Company or any Restricted Subsidiary;

  (8)
  Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the Issue Date or referred to in clauses (3), (4) and (19)(B) of this definition; provided, however, that such Liens (x) are no less favorable to the holders of the Notes, taken as a whole, and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

  (9)
  Liens on Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" incurred in connection with any Qualified Securitization Financing;

  (10)
  Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for property taxes on property that the Company or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

  (11)
  judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (12)
  pledges, deposits or security under workmen's compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of bids, tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

  (13)
  Liens imposed by law, including carriers', warehousemen's, materialmen's, repairmen's and mechanics' Liens, in each case for sums not overdue by more than 30 days or if more than 30 days overdue, are unfiled and no other action has been taken to enforce such Lien or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

  (14)
  encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

  (15)
  leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of the Company or any of its material Restricted Subsidiaries or (y) secure any Indebtedness;

  (16)
  the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

  (17)
  banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided, however, that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

  (18)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

  (19)
  (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $10 million at any time and (B) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that (x) the Lien may not extend to any other property (except for accessions to such property) owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred, (y) such Liens attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens and (z) with respect to Capitalized Lease Obligations, such Liens do not at any time extend to or cover any assets (except for accessions to such assets) other than the assets subject to such Capitalized Lease Obligations; provided, however, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

  (20)
  Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

  (21)
  Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

  (22)
  Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business;

  (23)
  Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

  (24)
  Liens with respect to the assets of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of such Restricted Subsidiary incurred in accordance with the covenant contained under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;

  (25)
  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" and

  (26)
  Liens on the Equity Interests of Unrestricted Subsidiaries.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

        "Product" means any product developed, acquired, produced, marketed or promoted by the Company or any of its Subsidiaries in connection with the conduct of a Permitted Business.

        "Purchase Agreement" means the Agreement and Plan of Merger dated as of December 15, 2004 among Niagara Holdings, Inc., Niagara Acquisition, Inc. and the Company.

        "Purchase Money Note" means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, issued by the Company or any Subsidiary of the Company to such Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided, however, that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Company in good faith.

        "Qualified Securitization Financing" means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors of the Company shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any refinancing indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

        "Registration Rights Agreement" means (1) with respect to the Initial Notes issued on the Issue Date, the Registration Rights Agreement dated as of the Issue Date among the Company, the Guarantors, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and UBS Securities LLC and (2) with respect to each issuance of Additional Notes issued in a transaction exempt from the registration requirements of the Securities Act, the registration rights agreement, if any, among the Issuer and the Persons purchasing such Additional Notes under the related purchase agreement.

        "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt; provided, however, that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

        "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its rating business.

        "Secured Indebtedness" means any Indebtedness secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Securitization Assets" means any accounts receivable or other revenue streams from Products subject to a Qualified Securitization Financing.

        "Securitization Fees" means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

        "Securitization Financing" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such Securitization Assets.

        "Securitization Repurchase Obligation" means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including, without limitation, as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

        "Securitization Subsidiary" means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of the Company or its Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company or such other Person (as provided below) as a Securitization Subsidiary and

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company and (e) to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or such other Person giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing conditions.

        "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

  (1)
  all monetary obligations of every nature of the Company under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

  (2)
  all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

        Notwithstanding the foregoing, "Senior Debt" shall not include:

  (1)
  any Indebtedness of the Company to a Subsidiary of the Company (other than any Securitization Repurchase Obligation);

  (2)
  Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than Indebtedness under the Credit Agreement;

  (3)
  Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

  (4)
  Indebtedness represented by Capital Stock;

  (5)
  any liability for federal, foreign, state, local or other taxes owed or owing by the Company;

  (6)
  that portion of any Indebtedness incurred in violation of the covenant contained under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," or "—Certain Covenants—Limitations on Layering"; provided, however, that if such Indebtedness has been Incurred under the Credit Agreement, such Indebtedness shall be deemed Senior Debt if the holders of such Indebtedness or their Representative received an Officers' Certificate at the time of such Incurrence to the effect that the Incurrence of such Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such covenant;

  (7)
  Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

  (8)
  any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

        "Senior Subordinated Indebtedness" means the Notes (in the case of the Company), a Guarantee (in the case of a Guarantor) and any other Indebtedness of the Company or a Guarantor that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company or such Guarantor which is not Senior Debt (in the case of the Company) or Guarantor Senior Debt (in the case of a Guarantor).

        "Shareholders Agreement" means the Shareholders Agreement among the Company and certain members of management, as in effect on the Issue Date.

        "Significant Subsidiary" means any Restricted Subsidiary that would be "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Specified Financings" means the financings included in the Transactions and this offering of the Notes.

        "Sponsors" means J.P. Morgan Partners (BHCA), L.P. and its affiliates and Peak Investments, LLC and its affiliates.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Indebtedness" means (a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor of the Notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the Notes.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" at any time means the total consolidated assets of the Company and its Restricted Subsidiaries, as determined in good faith by the chief financial officer of the Company based on the most recent balance sheet of the Company available to management adjusted to give effect to any substantial acquisitions or dispositions of assets.

        "Transactions" means the transactions contemplated by (i) the Purchase Agreement, (ii) the Credit Agreement and (iii) this offering of the Notes and any bridge facility entered in lieu of such offering prior to the Issue Date.

        "Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 15, 2009; provided, however, that if the period from such redemption date to February 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) such designation complies with the covenant contained under the caption "—Certain Covenants—Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or the Fixed Charge Coverage Ratio is greater than immediately preceding the designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the

Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two business days prior to such determination.

        Except as described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

        "U.S. Government Securities" means securities that are

  (a)
  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

  (b)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

        The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company.

        Ownership of beneficial interests in a global note will be limited to persons who have accounts with The Depository Trust Company, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as The Depository Trust Company, or its nominee, is the registered owner or holder of the notes, The Depository Trust Company or that nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indentures and the notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company's applicable procedures, in addition to those provided for under the indentures and, if applicable, those of Euroclear and Clearstream, Luxembourg.

        Payments of the principal of, and interest on, a global note will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner thereof. None of PQ Corporation, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that The Depository Trust Company or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The Depository Trust Company or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in The Depository Trust Company will be effected in the ordinary way in accordance with The Depository Trust Company rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company's rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

        Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of The Depository Trust Company. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interest in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following The Depository Trust Company's settlement date.

        We expect that The Depository Trust Company will take any action permitted be taken by a holder of notes (including the presentation of notes for as described below) only at the direction of one or more participants account The Depository Trust Company interests in a global note is and only in respect of such portion of the aggregate principal amount as to which such participant or participants has or have given such to exchange to whose credited of notes direction. However, if there is an event of default under the notes, The Depository Trust Company will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        We understand that: The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to The Depository Trust Company system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

        Although The Depository Trust Company, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of The Depository Trust Company, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither PQ Corporation or the Trustee will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If The Depository Trust Company is at any time unwilling or unable to continue as a depositary for the global notes or if at any time The Depository Trust Company ceases to be a "clearing agency" registered under the Exchange Act and a successor depositary is not appointed by PQ Corporation within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with The Depository Trust Company's rules and procedures in addition to those provided for under the indenture.

PLAN OF DISTRIBUTION

        This prospectus has been prepared for use by J.P. Morgan Securities Inc. in connection with offers and sales of the notes in market making transactions effected from time to time. J.P. Morgan Securities Inc. may act as a principal or agent in these transactions. These sales will be made at prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute payments which J.P. Morgan Securities Inc. might be required to make in respect thereof.

        J.P. Morgan Securities Inc. is an affiliate of JPMP, which owns approximately 83.7% of Holdings. Certain of the Company's directors are employed by CCMP Capital, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions" for a summary of certain relationships between PQ Corporation and J.P. Morgan Securities Inc. and its affiliates.

        We have been advised by J.P. Morgan Securities Inc. that, subject to applicable laws and regulations, J.P. Morgan Securities Inc. currently intends to make a market in the notes. However, J.P. Morgan Securities Inc. is not obligated to do so and J.P. Morgan Securities Inc. may discontinue its market making activities at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors—An active trading market may not develop for the notes."

LEGAL MATTERS

        The validity of the securities offered hereby is being passed upon for us by Latham & Watkins LLP, New York, New York and, with respect to certain matters of Pennsylvania law, by Babst, Calland, Clements and Zomnir, P.C., Pittsburgh, Pennsylvania. Certain partners of Babst, Calland, Clements and Zomnir, P.C., related persons and others have an indirect interest, through investments in a limited liability company, in less than 1% of the common stock of the Company.

EXPERTS

        The financial statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the forty-six weeks ended December 31, 2005, the six weeks ended February 11, 2005 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we have filed with the U.S. Securities and Exchange Commission, or SEC, pursuant to the Securities Act of 1933, as amended. In addition, we file annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as reports and other information filed by us at the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for information regarding the operations of its public reference facilities. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (including us) that file periodically. None of the information filed with the SEC or on the Company's website is incorporated by reference into this prospectus and you should not rely on any such information in connection with this offering.

INDEX TO FINANCIAL STATEMENTS

Pages
Audited Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Balance Sheets as of December 31, 2006 and 2005	F-4
Statements of Operations for the year ended December 31, 2006, the forty-six weeks ended December 31, 2005 and the six weeks ended February 11, 2005 and the year ended December 31, 2004	F-5
Statements of Stockholders' Equity for the year ended December 31, 2006, the forty-six weeks ended December 31, 2005 and the six weeks ended February 11, 2005 and the year ended December 31, 2004	F-6
Statements of Cash Flows for the year ended December 31, 2006, the forty-six weeks ended December 31, 2005 and the six weeks ended February 11, 2005 and the year ended December 31, 2004	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors
PQ Corporation and Subsidiaries:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of PQ Corporation and its subsidiaries (the "Company") at December 31, 2006 and 2005 and the results of operations and cash flows for the year ended December 31, 2006 and for the period from February 12, 2005 to December 31, 2005 ("Successor" as defined in Note 1) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 18 to the consolidated financial statements, the Company changed the manner in which it accounts for its defined benefit pension and other postretirement plans effective December 31, 2006.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors
PQ Corporation and Subsidiaries:

        In our opinion, the accompanying consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of PQ Corporation and its subsidiaries (the "Company") for the period from January 1, 2005 to February 11, 2005, and the year ended December 31, 2004 ("Predecessor" as defined in Note 1) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 31, 2006

PQ CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	$15,878	$22,972
Receivables, net	98,418	90,714
Inventories	98,911	84,239
Prepaid and other current assets	9,960	38,333

Total current assets	223,167	236,258
Investments in affiliated companies	70,185	64,417
Property, plant and equipment, net	319,469	318,337
Goodwill	229,904	234,483
Tradenames	53,000	53,000
Other intangible assets, net	59,003	77,709
Other long-term assets	33,551	45,669

Total assets	$988,279	$1,029,873

LIABILITIES
Revolver, notes payable and current maturities of long-term debt	$5,782	$26,689
Cash overdraft	1,915	9,957
Accounts payable	53,238	51,302
Accrued liabilities	59,691	53,978

Total current liabilities	120,626	141,926
Long-term debt	630,109	633,821
Deferred income taxes	104,964	127,806
Other long-term liabilities	69,973	74,714

Total liabilities	925,672	978,267

Minority interest in equity of subsidiaries	4,974	5,047

Commitments and contingencies
STOCKHOLDER'S EQUITY
Common stock, Series A	—	—
Additional paid-in capital	75,398	78,369
Accumulated deficit	(20,990)	(35,146)
Accumulated other comprehensive income	3,225	3,336

Total stockholder's equity	57,633	46,559

Total liabilities and stockholder's equity	$988,279	$1,029,873

See accompanying notes to consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Sales	$708,589	$571,138	$64,195	$606,679
Cost of goods sold	549,927	463,102	48,576	454,448

Gross profit	158,662	108,036	15,619	152,231
Selling, general and administrative expenses	86,903	77,317	11,221	96,235
Other operating expense	12,486	22,558	12,267	6,375

Operating income (loss)	59,273	8,161	(7,869)	49,621
Equity in net income (loss) from affiliated companies	21,341	3,108	(265)	10,249
Interest expense, net	51,894	37,529	771	6,541
Other (income) expense	(141)	8,218	356	1,684

Income (loss) before taxes and minority interest	28,861	(34,478)	(9,261)	51,645
Provision (benefit) for income taxes	13,997	361	(2,522)	12,926
Minority interest	708	307	59	546

Net income (loss)	$14,156	$(35,146)	$(6,798)	$38,173

See accompanying notes to consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

Predeccessor	Capital stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive (loss) gain	Treasury stock, at cost	Total
Balance, January 1, 2004	$6,729	$21,045	$247,075	$(10,990)	$(15,758)	$248,101

Net income			38,173			38,173
Minimum pension liability adjustment, net of tax of $(10,248)				(16,703)		(16,703)
Changes in fair values of derivatives:
Unrealized hedging gains, net of tax of $2,340				4,346		4,346
Reclassification adjustment for net realized (gains) included in net income, net of tax of ($134)				(249)		(249)
Foreign currency translation adjustments, net of tax of $1,030				12,413		12,413

Total comprehensive income						37,980
Treasury shares issued for exercise of stock options and awards		(859)			4,782	3,923
Purchases of treasury common shares					(4,168)	(4,168)
Stock compensation for stock options and awards		1,205				1,205
Tax benefit of stock option exercises		451				451
Dividends and distributions to stockholders			(13,562)			(13,562)

Balance, December 31, 2004	$6,729	$21,842	$271,686	$(11,183)	$(15,144)	$273,930

Net loss			(6,798)			(6,798)
Changes in fair values of derivatives:
Unrealized hedging gains, net of tax of $527				980		980
Reclassification adjustment for net realized gains included in net income, net of tax of ($120)				(195)		(195)
Foreign currency translation adjustments, net of tax of $(987)				(4,676)		(4,676)

Total comprehensive loss						(10,689)
Treasury shares issued for exercise of stock options and awards		(358)			1,161	803
Stock compensation for stock options and awards		2,499				2,499

Balance, February 11, 2005	$6,729	$23,983	$264,888	$(15,074)	$(13,983)	$266,543

Successor
Balance, February 12, 2005	$—	$163,600	$—	$—	$—	$163,600

Net loss			(35,146)			(35,146)
Minimum pension liability adjustment, net of tax of ($184)				(352)		(352)
Changes in fair values of derivatives:
Unrealized hedging gains, net of tax of $9,939				16,046		16,046
Reclassification adjustment for net realized gains included in net income, net of tax of ($1,011)				(1,631)		(1,631)
Foreign currency translation adjustments, net of tax of ($16)				(10,727)		(10,727)

Total comprehensive loss						(31,810)
Stock compensation for stock awards		94				94
Dividend distribution		(85,325)				(85,325)

Balance, December 31, 2005	$—	$78,369	$(35,146)	$3,336	$—	$46,559

Net income			14,156			14,156
Additional pension liability, net of tax of ($340)				(457)		(457)
Changes in fair values of derivatives:
Unrealized hedging gains (losses), net of tax of ($3,894)				(6,345)		(6,345)
Reclassification adjustment for net realized gains included in net income, net of tax of ($7,098)				(11,461)		(11,461)
Foreign currency translation adjustments, net of tax of $3,450				9,026		9,026

Total comprehensive income						4,919
Adjustment to initially apply SFAS No. 158, net of tax of $5,536				9,126		9,126
Stock compensation for stock options and awards		108				108
Dividends and distributions		(3,079)				(3,079)

Balance, December 31, 2006	$—	$75,398	$(20,990)	$3,225	$—	$57,633

See accompanying notes to consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Cash flows from operating activities:
Net income (loss)	$14,156	$(35,146)	$(6,798)	$38,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,810	40,174	4,436	36,097
Amortization of deferred financing costs	2,440	2,012	29	388
Postretirement healthcare benefits	(1,413)	(963)	(138)	(567)
Pension funding (greater) less than expense	(987)	212	30	4,630
Net gain on benefit plan curtailments	—	(6,253)	—	—
Deferred income taxes	(1,379)	(13,286)	(2,855)	(5,918)
Net loss on asset disposals	192	341	—	(373)
Write-off of acquired in-process research and development	—	3,338	—	—
Charges related to purchase accounting fair value adjustments	15,167	35,532	—	—
Stock compensation	108	94	2,499	1,205
Accretion of shares subject to mandatory redemption	—	—	330	4,069
Equity in net (income) loss from affiliated companies	(22,532)	(9,252)	265	(10,249)
Dividends received from affiliated companies	16,070	6,500	—	7,189
Minority interest in earnings of subsidiaries	708	307	59	546
Working capital changes that (used) provided cash:
Receivables	(3,896)	(4,744)	(2,482)	(4,081)
Inventories	(12,286)	4,431	(9,000)	(367)
Prepaids and other current assets	280	1,600	(467)	2,675
Accounts payable and accrued liabilities	7,967	(7,768)	7,858	14,309
Other, net	(1,741)	1,590	(731)	201

Net cash provided by (used in) operating activities	59,664	18,719	(6,965)	87,927

Cash flows from investing activities:
Proceeds from sale of capital assets	1,302	—	—	2,201
Purchases of property, plant and equipment	(31,645)	(25,733)	(2,358)	(35,509)
Purchase of other intangible assets	(1,716)	—	—	—
Merger consideration	—	(626,000)	—	—
Merger costs, capitalized	—	(6,485)	—	—

Net cash used in investing activities	(32,059)	(658,218)	(2,358)	(33,308)

Cash flows from financing activities:
Revolver and notes payable	(20,174)	23,938	46,108	(6,555)
Cash overdrafts	(8,205)	6,549	(1,251)	(697)
Issuance of long-term debt	—	365,000	—	—
Issuance of senior subordinated notes	—	275,000	—	—
Debt acquisition costs	—	(17,631)	—	—
Repayments of long-term debt	(4,482)	(2,588)	—	(29,007)
Repayment of Predecessor debt	—	(114,274)	—	—
Proceeds from issuances of treasury stock	—	—	1,161	2,061
Purchases of stock	—	—	(47)	(4,924)
Equity contribution	—	163,600	—	—
Distributions to minority shareholders	(401)	(629)	—	(561)
Dividend distribution	(2,346)	(85,325)	—	(13,480)

Net cash (used in) provided by financing activities	(35,608)	613,640	45,971	(53,163)
Effect of exchange rate changes on cash	909	74	(700)	569

Net change in cash and cash equivalents	(7,094)	(25,785)	35,948	2,025
Cash and cash equivalents at beginning of year	22,972	48,757	12,809	10,784

Cash and cash equivalents at end of year	$15,878	$22,972	$48,757	$12,809

See accompanying notes to consolidated financial statements.

PQ CORPORATION & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

1.    Background and Basis of Presentation:

        The Company conducts operations through two principal businesses: our Chemicals division, which develops, manufactures and distributes sodium silicate and related high performance silicate-based specialty chemicals, and our Potters division, which manufactures highly engineered solid and hollow glass spheres used in highway safety and other specialty applications. The Company's products are used in a variety of predominantly niche applications in a diverse range of industrial, consumer and municipal end-markets.

        On December 15, 2004, PQ Corporation ("Company") and Niagara Acquisition, Inc. and its parent company, Niagara Holdings, Inc. ("Holdings"), entered into an Agreement and Plan of Merger, pursuant to which Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation continuing as the surviving entity and a wholly-owned subsidiary of Holdings (the "Merger"). Holdings is a Delaware corporation, a substantial majority of the outstanding capital stock of which is owned by JPMorgan Partners LP and certain affiliated funds ("Sponsors"). The Merger was consummated on February 11, 2005. The total merger consideration paid, excluding fees and expenses, consists of the stated purchase price of $626,000 and capitalized acquisition costs of $6,485.

        In connection with the Merger, substantially all existing debt of the Company, $120,849 as of February 11, 2005, was repaid, including interest and make-whole payments of $5,185 for the early retirement of debt. The Merger was financed through borrowings under a $335,000 term loan, the issuance of $275,000 of senior subordinated notes, a $163,600 equity contribution from the Sponsors and existing cash on hand.

        The Company refers to the Merger and the related financings described above, collectively, as the Transactions. For purposes of identification and description, the Company is sometimes referred to as the Predecessor for the period prior to the Transactions on February 11, 2005, and the Successor for the period subsequent to the Transactions.

2.    Summary of Significant Accounting Policies:

        Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliated companies are recorded at cost plus the Company's equity in their undistributed earnings. All intercompany transactions have been eliminated.

        All assets and liabilities of foreign subsidiaries and affiliated companies are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Adjustments resulting from translation of the balance sheets and certain intercompany transactions are included in Stockholders' equity as part of accumulated other comprehensive income (loss). Income and expense items are translated at average exchange rates during the year. Net foreign exchange losses included in other expense were $628, $169, and $949 in 2006, 2005, and 2004, respectively.

        Cash and Cash Equivalents.    Cash and cash equivalents include investments with original terms to maturity of 90 days or less from the time of purchase.

        Accounts Receivable and Allowance for Doubtful Accounts.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. A specific reserve for bad debts is recorded for known or suspected doubtful accounts receivable. For all other accounts, the Company recognizes a general reserve for bad debts based on the length of time receivables are past due and historical write-off experience. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The Company does not have any off-balance-sheet credit exposure related to its customers.

        Inventories.    All inventories are stated at the lower of cost or market. Substantially all domestic inventories are valued on the last-in, first-out ("LIFO") method, and all other inventories are valued on the average cost and first-in, first-out ("FIFO") methods. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

        Prepaid and Other Current Assets.    A significant component of prepaid and other current assets is the current portion of the fair value of our gas hedge derivatives of $1,045 and $17,251 and current portion of deferred taxes of $1,700 and $11,270 as of December 31, 2006 and 2005, respectively.

        Property, Plant, and Equipment.    Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Plant and equipment under capital leases are carried at the present value of minimum lease payments. Maintenance, repairs and minor renewals are charged to expense. The Company capitalizes internal costs associated with the implementation of purchased software. When property, plant and equipment is retired or otherwise disposed of, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

        Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to 33 years for buildings, 10 to 12 years for machinery and equipment, and 3 to 7 years for computer hardware and software.

        Goodwill and Intangible Assets.    Definite lived intangibles are amortized over their estimated useful life. Goodwill and intangibles with indefinite lives are not amortized, but are tested for impairment annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below it's carrying amount. A write-down occurs in periods in which it is determined that a reporting unit's fair value is less than book value.

        When evaluating goodwill for impairment, the Company first compares a reporting unit's book value of net assets, including goodwill, to its fair value. Fair value is estimated based upon discounted cash flow analyses. To the extent that the book value exceeds fair value, the Company would be required to perform a second step to measure the amount of the impairment loss. The Company performs its impairment test on September 30th of each year.

        Other Long-term Assets.    Other long-term assets include net deferred financing costs of $13,179 and $15,618 as of December 31, 2006 and 2005, respectively, related to the notes, senior term loan, and revolving credit facility entered into in conjunction with the Transactions. Such deferred financing costs are amortized over the terms of the related agreements. Amortization of deferred costs of $2,440 for the year ended December 31, 2006, $2,012 for the forty-six weeks ended December 31, 2005, $29 for the six weeks ended February 11, 2005, and $388 for the year ended December 31, 2004 was included in interest expense. Also included in other long-term assets is the long-term portion of the fair value of our gas hedge derivatives of $1,107 and $13,699 as of December 31, 2006 and 2005, respectively.

        Valuation of Long-Lived Assets.    We perform an impairment review of PP&E and definite lived intangibles when facts and circumstances indicate the carrying value may not be recoverable from its undiscounted cash flows. Under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", if the carrying amount of an asset or asset group is evaluated and found not to be recoverable, then an impairment loss must be recognized. Any impairment loss is measured by comparing the carrying amount of the asset to its fair value. Fair value is determined using quoted market prices where available, or other techniques including discounted cash flows. The Company's estimates of future cash flows involve assumptions concerning future operating performance, economic conditions, and technological changes that may affect the future useful lives of the assets.

        Derivative Financial Instruments.    The Company utilizes certain derivative financial instruments to enhance its ability to manage risk, including exposures to interest rates, foreign currencies and natural gas prices that exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures.

        All derivatives are recognized on the balance sheet at fair value. On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustment account within accumulated other comprehensive income. Any changes in the fair value of derivatives that are not designated as hedges would be recorded in other operating expenses immediately.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated cash flow hedges to specific forecasted transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, hedge accounting would be discontinued with respect to that derivative prospectively.

        Fair Value of Financial Instruments.    The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. See Note 14 to these financial statements regarding the fair value of debt and Note 16 regarding other financial instruments.

        Revenue Recognition.    Revenue, net of related discounts and allowances, is recognized when both title and risk of loss of the product have been transferred to the customer (generally upon shipment), the seller's price to the buyer is fixed or determinable, collectibility is reasonably assured, and persuasive evidence of an arrangement exists. Customers take title and assume all the risks of ownership upon shipment (if terms are "FOB shipping point") or upon delivery (if terms are "FOB destination"). Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

        The Company recognizes rebates given to customers as a reduction of revenue based on a rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. The Company measures the rebate obligation based on the estimated amount of sales that will result in a rebate at the adjusted sales price per the respective sales agreement.

        Shipping and Handling Costs.    In accordance with the Emerging Issues Task Force ("EITF") No. 00-10 "Accounting for Shipping and Handling Revenues and Costs," costs related to shipping and handling of products shipped to customers is classified as cost of goods sold.

        Research and Development.    Research and development costs of $6,083 for the year ended December 31, 2006, $11,185 for the forty-six weeks ended December 31, 2005, $800 for the six weeks ended February 11, 2005, and $9,392 for the year ended December 31, 2004 were expensed as incurred and reported in selling, general and administrative expenses in the Consolidated Statements of Operations. Research and development expense for the forty-six weeks ended December 31, 2005 includes the write-off of acquired in-process research and development of $3,338.

        Income Taxes.    The Company uses the asset and liability method in accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that those assets will be realized.

        In determining the provision for income taxes, the Company provides deferred income taxes on income from foreign subsidiaries as upon remittance to the United States such earnings are taxable. In addition, the Company operates within multiple taxing jurisdictions and is subject to tax filing requirements and audit within these jurisdictions. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records accruals for loss contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Likewise, the Company establishes contingent liabilities for possible assessments by taxing authorities resulting from uncertain tax positions including, but not limited to, transfer pricing, deductibility of certain expenses and other state, local, and foreign tax matters. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. These accrued liabilities represent a provision for taxes that are reasonably expected to be incurred on the basis of available information but which are not certain.

        Asset Retirement Obligation.    SFAS No. 143, "Accounting for Asset Retirement Obligations", requires entities to record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred. FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), requires entities to record the fair value of a liability regarding a legal obligation to perform asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company records a liability when we are able to reasonably estimate the fair value of any future obligation to retire a long-lived asset as a result of an existing or enacted law, statute, ordinance or contract. The Company also records a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. When the liability is initially recorded, the Company capitalizes a cost by increasing the amount of the related long-lived asset. Over time, the Company adjusts the liability to its present value by recognizing accretion expense as an operating expense in the income statement each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company records a gain or loss if the actual costs differ from the accrued amount.

        In accordance with SFAS No. 143 and FIN 47, the Company has recorded asset retirement obligations ("ARO") in order to recognize legal obligations associated with the retirement of tangible long-lived assets. The most significant of these are primarily attributable to environmental remediation liabilities associated with current operations that were incurred during the course of normal operations. The Company has AROs that are conditional in nature. As required by FIN 47, the Company identified certain conditional AROs upon which it was able to reasonably estimate their fair value and recorded a liability of $317 and $301 as of December 31, 2006 and 2005, respectively. These AROs were triggered upon commitments by the Company to comply with local, state, and national laws to remove environmentally hazardous materials. The AROs have been recognized on a discounted basis using a credit-adjusted risk free rate. Accretion of the AROs is recorded in other operating expense.

        Environmental Expenditures.    Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company's capitalization policy for property, plant and equipment. Expenditures that result from the remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed. Liabilities are recognized for remedial activities when the remediation is probable and the cost can be reasonably estimated. Recoveries of expenditures for environmental remediation are recognized as assets only when recovery is deemed probable.

        Stock-Based Compensation.    The Company applies the fair value based method to account for stock options and awards prescribed by SFAS No. 123(R). The Company adopted the provisions of

SFAS No. 123(R) as of January 1, 2006 and for the year ended December 31, 2006. The adoption of SFAS No. 123(R) did not have an impact on the consolidated financial statements.

        Pensions and Postretirement Benefits.    The Company maintains qualified and non-qualified defined benefit pension plans that cover substantially all of the Company's domestic and Canadian employees and certain of its international employees. The Company follows the accounting guidance as specified in SFAS No. 87, "Employers' Accounting for Pensions," for the recognition of net periodic pension cost. The Company accounts for defined benefit plan curtailments under SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Effective December 31, 2006, the Company recognizes the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability in the balance sheet and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

        In addition to pension benefits, the Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The Company follows the accounting guidance as specified in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for the recognition of postretirement benefits.

        Contingencies.    Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed, including the approximate term, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Reclassifications.    Certain amounts in the prior year consolidated financial statements and footnotes have been reclassified to conform to the current year's presentation.

3.    Recently Issued Accounting Standards:

        In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN No. 48 clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN No. 48 will require companies to include additional qualitative and quantitative disclosures within their financial statements. The disclosures will include potential tax benefits from positions taken for tax return purposes that have not been recognized for financial reporting purposes and a tabular presentation of significant changes during each period. The disclosures will also include a discussion of the nature of uncertainties, factors which could cause a change, and an estimated range of reasonably possible changes in tax uncertainties. FIN No. 48 will also require a company to recognize a financial statement benefit for a position taken for tax return purposes when it will be more-likely-than-not that the position will be sustained. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact on the consolidated financial statements for uncertain tax positions taken under FIN No. 48.

        In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted the provisions of SAB No. 108 effective December 31, 2006. The adoption of SAB No. 108 did not have an impact on the consolidated financial statements.

        In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Therefore, SFAS No. 151 is effective for the Company for the year ended December 31, 2006. The adoption of SFAS No. 151 did not have a material impact on the consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently evaluating the new statement and does not believe that it will have a significant impact on the determination or reporting of our financial results.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in stockholders' equity as a component of accumulated other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. We adopted SFAS No. 158 effective December 31, 2006. The impact of the adoption of SFAS No. 158 resulted in an increase in stockholder's equity of $9,126 at December 31, 2006.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The statement requires the fair value of the assets and liabilities that the company has chosen to fair value be shown on the face of the balance sheet. The standard also requires companies to provide additional information to enable users of the financial statements to understand the company's reasons for electing the fair value option and how changes in the fair values affect earnings for the period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning on or before November 15, 2007. The Company is currently evaluating the potential impact this statement may have on the consolidated financial statements.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." The FSP prohibits companies from accruing the cost of planned major maintenance in advance of the activities actually occurring. This FSP is effective for fiscal years beginning after December 15, 2006. The adoption of FSP No. AUG AIR-1 is not expected to have a significant impact on the consolidated financial statements.

4.    Business Combinations:

        The Company has accounted for the Transactions in accordance with SFAS No. 141, "Business Combinations". The Merger is being treated as a purchase with Holdings, whose sole asset is its investment in the common stock of the Company, as the accounting acquirer.

        The table below summarizes the allocation of the total cost of the Merger to the assets acquired and liabilities assumed. The purchase price was allocated first to tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. The remaining excess of the purchase price over the fair value of assets acquired and liabilities assumed was then recorded as goodwill.

Fair value of the assets acquired and liabilities assumed:
Net cash paid to acquire stock	$626,000
Transaction costs, capitalized	6,485

Total purchase price	$632,485

The purchase price was allocated as follows:
Cash	$48,757
Receivables	91,813
Inventories	98,298
Prepaid and other current assets	16,385
Property, plant and equipment	336,349
Investments in affiliated companies	68,719
Goodwill	229,904
Other intangible assets	157,595
Other assets	30,805

Fair value of assets acquired	1,078,625
Current liabilities	(174,889)
Long-term debt	(80,665)
Deferred income taxes	(99,162)
Other liabilities	(91,424)

Purchase price	$632,485

        The Company believes that its leading market positions and diverse range of industrial, consumer and governmental applications in which its products are used were the primary reasons that contributed to a total purchase price that resulted in the recognition of goodwill. The total other intangible assets amounted to $157,595, of which $53,000 was assigned to trade names that are not subject to amortization. In addition, other intangible assets included $3,338 of capitalized in-process research and development that was immediately written off to selling, general and administrative expenses in the Successor's Statement of Operations.

        In accordance with the requirements of the purchase method of accounting for acquisitions, inventories as of February 11, 2005 were recorded at net realizable value (which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity) which, in the case of finished products, was $24,555 higher than the Predecessor's historical manufacturing cost. The Successor's cost of products sold includes a pre-tax charge of $9,992 for the forty-six weeks ended December 31, 2005 relating to this step-up. The remaining fair value step-up relates to domestic inventory accounted for under the LIFO method and, as such, did not result in a charge to earnings.

        In addition, certain raw material inventory purchased under favorable supply agreements was revalued to fair market value, which was $2,473 higher than historical cost. The Successor's cost of products sold included a pre-tax charge of $942 for the forty-six weeks ended December 31, 2005 relating to this step-up. The remaining fair value step-up relates to domestic inventory accounted for under the LIFO method and, as such, did not result in a charge to earnings.

        The Company recorded a liability of $4,456 for building leases that were above fair market value at the date of the Transactions. The liability was determined by comparing our lease terms to those currently available for similar properties. The Successor's Statement of Operations includes amortization of the unfavorable leases of $421 for the year ended December 31, 2006 and $434 for the forty-six weeks ended December 31, 2005.

        In May 2005, management finalized plans to terminate certain employees in the United States and at certain foreign subsidiaries. Employees terminated under this plan were entitled to receive severance pay and benefits totaling approximately $5,200 which was included in accrued liabilities in the opening balance sheet of the Successor. Cash expenditures toward this program of $3,212 were made through December 31, 2005 and charged against the reserve. Substantially all remaining payments have been made as of December 31, 2006.

        The closing of the Transactions represented a change in control under certain executives' employment agreements. As a result, the Company recorded a charge in other operating expense of approximately $5,600 for severance provided to certain executives terminated before the closing of the Transactions in the Predecessor's Statement of Operations for the six weeks ended February 11, 2005. In addition, the Successor was required to pay $3,929 pursuant to these agreements to executives who resigned subsequent to the Transactions and recorded a charge for such amount in other operating expense in the Successor's Statement of Operations for the forty-six weeks ended December 31, 2005.

        The Company incurred other costs relating to the Transactions, primarily for sponsor fees, broker fees, legal and consulting of approximately $522, $13,751, and $6,158 that were recorded in other operating expense in the Consolidated Statements of Operations for the year ended December 31, 2006, the forty-six weeks ended December 31, 2005, and the six weeks ended February 11, 2005, respectively. In addition, the Company incurred early debt repayment fees of $7,579 that were recorded in other non-operating expense in the fort-six weeks ended December 31, 2005.

        During the year ended December 31, 2006, goodwill and deferred taxes were reduced by $1,479 to reflect the correction of a 2005 error in the calculation of deferred taxes on undistributed earnings of non-U.S. subsidiaries that was attributable to the opening balance sheet. In the fourth quarter of 2006, the deferred pension liability was increased by $1,446 with an offsetting increase to goodwill of $866 and reduction to deferred taxes of $580 to reflect the correction of a prior period error in accounting for our supplemental executive retirement plan. In addition, goodwill, deferred taxes and the provision for income taxes were reduced by $331, $1,212 and $202, respectively, with an offsetting increase to accrued taxes of $679 to reflect the correction of an overstatement of deferred taxes, partially attributable to the 2005 results of operations and partially attributable to the opening balance sheet. These error corrections are not material to the financial position of the Company as of December 31, 2006 or December 31, 2005. Accordingly, prior period financial statements have not been restated.

5.    Unaudited Pro Forma Information:

        The following schedule includes unaudited statements of operations data as if the Transactions had occurred as of January 1 of each respective year. The unaudited pro forma information includes the actual results with adjustments for the pro forma effect of the change in interest expense related to the changes in capital structure resulting from the financings discussed in Note 14, purchase accounting adjustments resulting in changes to depreciation and amortization expenses, the revaluation of inventory to fair market value, amortization of the step up of investment in affiliates and the reduction in pension and postretirement benefit expense resulting from the elimination of the unamortized actuarial losses and prior service costs and the unamortized transition obligation.

        The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the results of operations would have been had the Transactions occurred on the dates indicated above, nor does it purport to project the results of operations for any future period.

	Pro forma twelve months ended December 31,
	2005	2004
Net sales	$635,333	$606,679
Net loss	(15,968)	(10,371)

        Included in the net loss for the pro forma twelve months ended December 31, 2005 and 2004 were pre-tax charges of $10,935 for the amortization of inventory revalued in purchase accounting, $3,338 for the write-off of acquired in-process research and development and $5,251 for the amortization of inventory of our equity affiliates that was revalued in purchase accounting.

6.    Accumulated Other Comprehensive Income:

        Following are cumulative changes in accumulated other comprehensive income, net of tax:

	December 31,
	2006	2005
Adjustment to initially apply SFAS No. 158, net of tax of $5,536	$9,126	$—
Minimum pension liability adjustments, net of tax of ($524) and ($184)	(809)	(352)
Changes in fair values of derivatives, net of tax of ($2,064) and $8,928	(3,391)	14,415
Foreign currency translation adjustments, net of tax of $3,434 and ($16)	(1,701)	(10,727)

	$3,225	$3,336

        See Note 18 for details regarding the impact of the adoption of SFAS No. 158.

7.    Other Operating Expense:

        A summary of significant other operating expense is as follows:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Amortization expense	$5,762	$5,154	$146	$949
Merger related costs and sponsor fees	522	13,751	6,158	3,662
Management advisory fee	2,000	—	—	—
Severance costs	2,013	4,387	5,604	1,154
Benefit plan curtailment	—	(6,253)	—	—
Other	2,189	5,519	359	610

	$12,486	$22,558	$12,267	$6,375

8.    Accounts Receivable and Allowance for Doubtful Accounts:

        The components of accounts receivable are presented as follows:

	December 31, 2006	December 31, 2005
Trade accounts receivable	$95,904	$90,560
Receivable from affiliates	2,538	248
Other receivables	1,448	1,532

	99,890	92,340
Allowance for doubtful accounts	(1,472)	(1,626)

	$98,418	$90,714

        Following are changes in the allowance for doubtful accounts during the year ended December 31, 2006, the forty-six weeks ended December 31, 2005, the six weeks ended February 11, 2005, and the year ended December 31, 2004:

	Beginning Balance	Additions	Write-offs, net of recoveries	Ending Balance
Successor
Year ended December 31, 2006	1,626	346	(500)	1,472
Forty-six weeks ended December 31, 2005	2,015	185	(574)	1,626
Predecessor
Six weeks ended February 11, 2005	2,003	97	(85)	2,015
Year ended December 31, 2004	1,744	649	(390)	2,003

9.    Inventories:

        Inventories were classified and valued as follows:

	December 31, 2006	December 31, 2005
Finished products and work in process	$74,842	$64,436
Raw materials	24,069	19,803

	$98,911	$84,239

Valued at lower of cost or market:
LIFO basis	57,348	50,864
FIFO basis	9,982	5,997
Average cost basis	31,581	27,378

	$98,911	$84,239

        If all inventories had been valued using the FIFO or average cost methods, inventories would have been $5,544 and $11,215 lower than reported at December 31, 2006 and 2005, respectively. As a result of revaluing inventory for purchase accounting, the predecessor's LIFO reserve was written off to goodwill and a LIFO asset was recorded in the opening balance sheet.

10.    Investments in Affiliated Companies:

        The Company accounts for investments in affiliated companies under the equity method. Affiliated companies accounted for on the equity basis as of December 31, 2006 are as follows:

Company	Country	Percent Ownership
PQ Silicates Ltd.	Taiwan	50%
Zeolyst International	USA	50%
Aekyung-PQ Advanced Materials, Co., Ltd.	South Korea	50%
Zeolyst C.V.	Netherlands	50%

        Following is summarized information of the combined investments:

	December 31,
	2006	2005
Current assets	$91,488	$58,762
Noncurrent assets	25,589	25,826
Current liabilities	43,202	24,548
Noncurrent liabilities	2,225	2,276
	Year ended December 31,
	2006	2005	2004
Net sales	$148,447	$115,258	$113,100
Gross profit	65,489	37,273	39,605
Operating income	45,541	18,402	20,017
Net income	44,900	17,637	19,669

        The Company's investment in affiliates balance as of December 31, 2006 and 2005 includes net purchase accounting fair value adjustments of $34,335 and $35,525, respectively, consisting primarily of intangible assets such as customer lists, technology usage rights, tradenames and goodwill. Consolidated equity in net income from affiliates is net of $1,190 and $6,144 of amortization expense related to purchase accounting fair value adjustments for the years ended December 31, 2006 and 2005, respectively.

        The Company had net receivables due from affiliates of $2,538 and $248 as of December 31, 2006 and 2005, respectively. Sales to and purchases from affiliates were not material for the years presented.

        Under Rule 3-09 of SEC Regulation S-X, separate financial statements of majority-owned subsidiaries and equity affiliates not consolidated that meet certain thresholds must be filed as an exhibit to the registrant's Annual Report on Form 10-K. During 2006, the Company's 50% joint venture in Zeolyst International met these thresholds and their financial statements are included as Exhibit 99.2 to the Company's Annual Report on Form 10-K. The separate financial statements of Zeolyst International are accounted for on a historical cost basis and do not reflect the results of purchase accounting adjustments recorded in the Company's consolidated financial statements for their investment in equity affiliates.

11.    Property, Plant and Equipment:

        A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31, 2006	December 31, 2005
Land	$57,521	$57,148
Buildings	102,109	96,485
Machinery and equipment	216,773	184,448
Construction in progress	19,044	15,435

	395,447	353,516
Less: accumulated depreciation	75,978	35,179

	$319,469	$318,337

        Depreciation expense was $41,371 for the year ended December 31, 2006, $35,486 for the forty-six weeks ended December 31, 2005, $4,290 for the six weeks ended February 11, 2005, and $35,148 for the year ended December 31, 2004.

        Property, plant, and equipment includes gross assets acquired under capital leases of approximately $3,604 and $3,330 at December 31, 2006 and 2005, respectively. Related amortization included in accumulated depreciation was $1,045 and $453 at December 31, 2006 and 2005, respectively. Capital leases are included as a component of machinery and equipment. Amortization of assets under capital leases is included in depreciation expense.

12.    Goodwill and Other Intangible Assets:

        The allocation of the Transaction purchase price resulted in goodwill being allocated $163,591 to the Chemicals segment and $66,313 to the Potters segment. The Company has not generated any new tax deductible goodwill related to the Transaction. In addition, as part of the allocation of the Transaction purchase price, $53,000 was assigned to trade names that are not subject to amortization. The Company completed its annual impairment assessments as of September 30, 2006 and 2005 and no impairment charge was warranted.

        Gross carrying amounts and accumulated amortization for intangible assets with estimable useful lives are as follows:

	December 31, 2006			December 31, 2005
	Gross Amounts	Accumulated Amortization	Net Balance	Gross Amounts	Accumulated Amortization	Net Balance
Formulations and product technology	$53,200	$(8,313)	$44,887	$53,200	$(3,880)	$49,320
Non compete agreements	4,131	(2,412)	1,719	3,900	(1,121)	2,779
Raw material contracts	43,648	(32,431)	11,217	43,648	(18,453)	25,195
Railcar leases	509	(197)	312	509	(94)	415
Customer lists and rights to sell	900	(32)	868	—	—	—

Total	$102,388	$(43,385)	$59,003	$101,257	$(23,548)	$77,709

        The amortization periods for formulations and product technology, railcar leases, and customers lists and rights to sell are twelve years, five years, and fifteen years, respectively. The amortization period for the non-compete agreements range from three to five years. The amortization period for raw material contracts is based on the terms of the contracts; the longest of which is three years in duration.

        On June 20, 2006, the Company acquired certain intangible assets in the United States for a total purchase price of $1,131. The Company allocated $900 of the purchase price to customer lists acquired and rights to sell and approximately $231 to a non-compete agreement contained in the asset purchase agreement.

        Total amortization of intangibles was $19,837 for the year ended December 31, 2006, $23,548 for the forty-six weeks ended December 31, 2005, $146 for the six weeks ended February 11, 2005, and $949 for the year ended December 31, 2004. Total amortization of intangibles included $13,978 and $18,453 related to raw material contracts that was recorded to cost of goods sold in the Consolidated Statements of Operations for the year ended December 31, 2006 and the forty-six weeks ended December 31, 2005, respectively.

        Estimated aggregate amortization expense of intangible assets for each of the five succeeding years is as follows:

Year	Amount
2007	$15,627
2008	6,370
2009	4,643
2010	4,540
2011	4,515

13.    Accrued Liabilities:

        A summary of accrued liabilities is as follows:

	December 31, 2006	December 31, 2005
Accrued compensation and bonus	$22,623	$14,647
Accrued interest expense	8,314	8,001
Post retirement benefits	2,977	2,204
Accrued severance	1,657	2,269
Accrued freight	3,573	3,759
Accrued income taxes	11,315	12,884
Other	9,232	10,214

Total	$59,691	$53,978

14.    Long-term Debt:

        The summary of long-term debt is as follows:

	December 31, 2006	December 31, 2005
Senior secured term loans with interest at 7.37% as of December 31, 2006	$358,761	$362,412
7.50% Senior subordinated notes due 2013	275,000	275,000
Revolving credit agreements	—	20,000
Other	2,130	3,098

	635,891	660,510
Less: current portion	(5,782)	(26,689)

	$630,109	$633,821

        In connection with the Transactions, substantially all existing debt as of February 11, 2005 was repaid in the amount of $120,849, including make-whole payments of $5,185 and interest.

        On February 11, 2005, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in transactions exempt from or not subject to registration under the Securities Act pursuant to Rule 144A under the Securities Act and received cash proceeds of $267,781 after deducting initial purchases discounts and expenses. The notes are senior subordinated obligations of the Company and rank junior to all other senior indebtedness of the Company that does not contain similar subordination provisions. The indenture relating to the notes contains various limitations on the Company's ability to incur additional indebtedness, pay dividends, sell assets and create liens, among other things. Interest on the notes is payable on February 15 and August 15 of each year. No principal payments are required with respect to the notes prior to their final maturity. Pursuant to a registration rights agreement for the benefit of the holders of the notes, the Company filed a registration statement with the Securities and Exchange Commission ("SEC") relating to an offer to exchange the notes for registered notes having substantially identical terms. The registration statement has been declared effective on May 12, 2006.

        As a result of missing the deadline for having our registration statement on Form S-4 with respect to the notes declared effective by the SEC, the interest rate on the notes was increased 25 basis points to 7.75% on January 10, 2006 and by an additional 25 basis points to 8.0% on April 10, 2006. The interest rate on the notes returned to 7.5% on May 12, 2006, when our registration statement on Form S-4 was declared effective by the SEC.

        If any event of default shall occur and be continuing, the holders of at least 25% in principal amount of outstanding notes under the indenture may declare the principal of and accrued interest on such notes to be due and payable and the same shall become immediately due and payable upon the acceleration under the credit agreement. On or after February 15, 2009, the notes shall be subject to redemption at any time at the option of the Company at the redemption prices set forth below plus accrued and unpaid interest.

Year	Percentage
2009	103.75%
2010	101.88%
2011 and thereafter	100.00%

        At any time prior to February 15, 2008, the Company may on any one or more occasions redeem in the aggregate up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.5% of the principal amount thereof, plus accrued and unpaid interest; provided, however, that at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of each such redemption.

        On February 11, 2005, the Company entered into a senior secured credit facility ("Senior Credit Facility") having a term loan in the amount of $335,000 with a maturity date of February 11, 2012, and received cash proceeds of approximately $324,950 after deducting underwriting fees and expenses. In November 2005, the loan was increased by $30,000 in connection with the dividend distribution to Holdings, which is discussed below. Interest on the term loan is variable and is equal to LIBOR plus a margin of 2.0%. The Senior Credit Facility requires minimum quarterly principal payments of $913 on the term loan, as well as prepayments from all "net proceeds" received and "excess cash flow," if applicable. In accordance with the Senior Credit Facility, net proceeds generally relate to proceeds received from the issuance or incurrence of certain indebtedness or proceeds received on the disposition of assets, adjusted for certain costs and expenses, and are payable promptly upon receipt subject, in the case of net proceeds from asset dispositions, to meeting the thresholds described below. Net proceeds prepayments in respect of asset dispositions are not payable unless they are in excess of certain minimum amounts, both on an individual basis for any given disposition and in the aggregate for dispositions that, individually, would not meet the threshold. Excess cash flow is to be calculated annually and is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") adjusted for various expenditures and/or proceeds commencing with the 2005 fiscal year. Prepayments with respect to excess cash flow, if any, are to be made on an annual basis, with the first payment due March 31, 2006. The detailed calculations supporting those two prepayments are defined in the credit agreement. The Company has performed the calculation for fiscal years 2006 and 2005 and determined that no excess payment is required. The remaining principal balance of the term loan is due upon maturity.

        The Senior Credit Facility also provides for up to $100,000 in revolving credit borrowings. Borrowings under the revolving facility bear interest at a rate equal to the base or LIBOR rate elected by the Company at the time of borrowing plus a margin which can range from 0.75% to 2.25%, based on the rate elected and the consolidated leverage ratio of the Company. In addition, there is an annual commitment fee equal to 0.5% of the unused revolving credit borrowings available under the Senior Credit Facility. Revolving credit borrowings are payable at the option of the Company throughout the term of the Senior Credit Facility with the balance due February 11, 2011. As of December 31, 2006, there were no outstanding revolving credit borrowings under the Senior Credit Facility. There were outstanding revolving credit borrowings under the Senior Credit Facility of $20,000 with an effective interest rate of 6.63% as of December 31, 2005.

        The senior secured credit facility contains various restrictive covenants. It prohibits the Company from prepaying other indebtedness, including the notes, and requires the Company to maintain a specified minimum interest coverage ratio, currently 2.00, and a maximum total leverage ratio, currently

6.50. In addition, the senior secured credit facility restricts the ability to incur indebtedness or liens, make investments or declare or pay dividends and limits annual capital spending. The indenture governing the subordinated notes among other things: (i) limits the ability and the ability of the Company's subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) places restrictions on the ability of certain of the subsidiaries to pay dividends or make certain payments to the Company; and (iii) places restrictions on the Company's ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets. At December 31, 2006 and 2005, the Company was in compliance with the loan covenants.

        In October 2005, the Company announced that it was seeking an amendment to its Senior Credit Facility, the primary purpose of which was to permit the payment of a dividend to Holdings of $85,325. Funding of the dividend consisted of approximately $30,325 of cash on hand, $30,000 of additional term loan borrowings and approximately $25,000 of revolving loan borrowings under the Senior Credit Facility. The requisite consents for the amendment were received on November 7, 2005, and the amendment expanded the Senior Credit facility to provide for an additional $30,000 of term loan borrowings and also permits the Company to dividend up to an additional $4,000 per year to Holdings, at the Company's option, for the purpose of servicing the interest expense on the Holdings debt instrument issued in the amount of $23,000. In addition, the amendment provides for an increase to the effective interest rate on our Senior Credit Facility by 25 basis points in the event our debt rating is downgraded and stipulates a prepayment fee equal to 1.0% of certain voluntary prepayments made within one year of the effective date of the amendment with the proceeds of certain types of indebtedness and based on certain other conditions. The amendment does not change any of the other existing covenants in the Senior Credit Facility. Upon receipt of the dividend from the Company and the funding of the new Holdings debt instrument, Holdings paid a dividend to its stockholders in an aggregate amount of $110,000. See Note 23 for details regarding the notes issued by Holdings.

        The Company also has two one-year note payable agreements denominated in Japanese Yen which currently enables the Company to borrow up to a total of 250,000 Japanese Yen. Borrowings bear interest at TIBOR plus a margin and were 0.92% and 0.61% as of December 31, 2006 and 2005, respectively. The terms of the agreements are for one year and are renewable annually with the balances due April 27, 2007 and June 27, 2007, respectively. Borrowings under the agreement are payable at the option of the Company throughout the term of the agreements. Borrowings outstanding under these agreements were $2,101 and $2,120 as of December 31, 2006 and 2005, respectively.

        The Company has letters of credit outstanding of $5,940 and $1,475 as of December 31, 2006 and 2005, respectively, which reduce available borrowings under the revolving credit facility by such amounts.

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction. The carrying amounts of the Company's current bank term loans and the lines of credit approximate fair value because they have variable interest rates based on either the prime rate or the interbank offering rate of the currency in which the Company borrows. The book value of the senior notes at December 31, 2006 and 2005 exceeded fair value by $4,125 and $17,875, respectively. The fair value of the senior notes was derived from trading prices at December 31, 2006 and 2005.

        The aggregate long-term debt maturities are:

Year	Amount
2007	$5,782
2008	3,652
2009	3,652
2010	3,652
2011	3,652
Thereafter	615,501

$635,891

        Cash payments for interest were $50,133 for the year ended December 31, 2006, $30,429 for the forty-six weeks ended December 31, 2005, $183 for the six weeks ended February 11, 2005, and $7,304 for the year ended December 31, 2004.

15.    Other Long-term Liabilities:

        Other long-term liabilities consist of the following:

	December 31, 2006	December 31, 2005
Pension benefits	$35,084	$41,594
Post retirement medical benefits	11,587	18,235
Office lease liability	4,344	5,166
Currency swaps	16,687	6,753
Other	2,271	2,966

Total	$69,973	$74,714

16.    Financial Instruments:

        Use of Derivative Financial Instruments to Manage Currency Risk.    We have significant operations in countries outside the United States where the local currency is considered to be the functional currency. We hedge our significant net investments denominated in foreign currencies through cross-country interest rate swap agreements. We record these agreements at fair value as assets or liabilities and the related gains or losses are deferred in stockholders' equity as a component of foreign currency translation adjustments, net of tax. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices. There was no hedge ineffectiveness related to our currency swap agreements in 2006 or 2005.

        We have cross-currency interest rate swap agreements denominated in euros that mature in 2009 and in Canadian dollars that mature in 2010. These swap agreements are designated as a hedge of the net investment in our European and Canadian operations. The fair value of the net liability was recorded in other long-term liabilities of $16,687 and $6,753 as of December 31, 2006 and 2005, respectively, with a corresponding amount, net of tax, recorded to foreign currency translation adjustments of $10,304 and $4,170 at December 31, 2006 and 2005, respectively. In the event the euro or Canadian dollar strengthens against the U.S. dollar the fair value of the liability will increase.

        Commodity Price Risk.    We are exposed to risks in energy costs due to fluctuations in energy prices, particularly natural gas. We have a hedging program in the United States which allows us to mitigate exposure to natural gas volatility with futures contracts. The futures contracts had a fair value asset of $2,152 and $30,950 at December 31, 2006 and 2005, respectively. Fair value is determined based on estimated amounts that would be received or paid to terminate the contracts at the reporting date based on quoted market prices of comparable contracts. The respective current and non-current balances are recorded in prepaid and other current assets and other long-term assets. The related gains or losses are recorded in stockholders' equity as a component of other comprehensive income (loss), net of tax. Realized gains and losses on natural gas hedges are included in production cost and subsequently charged to cost of goods sold in the consolidated statements of income in the period in which inventory is sold.

17.    Income Taxes:

        Earnings from continuing operations before income taxes and minority interest within or outside the United States are shown below:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Domestic	$1,965	$(45,651)	$(12,888)	$13,018
Foreign	26,896	11,173	3,627	38,627

Total	$28,861	$(34,478)	$(9,261)	$51,645

        The provision (benefit) for income taxes as shown in the accompanying Consolidated Statements of Operations consisted of the following:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Current:
Federal	$1,666	$1,892	$—	$8,775
Foreign	11,978	11,200	763	8,616
State	1,732	555	(430)	1,453

	15,376	13,647	333	18,844

Deferred:
Federal	1,147	(4,262)	(3,111)	(3,221)
Foreign	(700)	(6,378)	244	(2,217)
State	(1,826)	(2,646)	12	(480)

	(1,379)	(13,286)	(2,855)	(5,918)

Provision (benefit) for income taxes	$13,997	$361	$(2,522)	$12,926

        Deferred tax assets (liabilities) are comprised of the following:

	December 31, 2006	December 31, 2005
Net deferred tax assets:
Net operating loss carryforwards	$16,655	$22,878
Foreign tax credit carryforwards	3,319	3,319
Pension	9,728	13,392
Postretirement health	5,205	7,400
Transaction costs	4,915	5,042
Other accruals	8,288	1,743
Valuation allowance	(6,550)	(6,314)

	$41,560	$47,460

Net deferred tax liabilities:
Depreciation	$(47,920)	$(43,338)
Undistributed earnings of non-US subsidiaries	(26,202)	(32,454)
LIFO reserve—purchase accounting	(1,940)	(4,069)
Natural gas contracts	(838)	(11,837)
Other accruals	(10,902)	(12,060)
Intangible assets recorded in purchase accounting	(55,194)	(60,238)

	$(142,996)	$(163,996)

Net deferred tax liabilities	$(101,436)	$(116,536)

        Of the $41,560 and $47,460 in deferred tax assets at December 31, 2006 and 2005, $1,700 and $11,270, respectively, are current deferred taxes. There are no current deferred tax liabilities at December 31, 2006 or 2005.

        The change in net deferred tax assets (liabilities) for the year ended December 31, 2006 was primarily related to the reduction of deferred tax liabilities on undistributed earnings of non-US subsidiaries and natural gas contracts. The change in net deferred tax assets (liabilities) for the year ended December 31, 2005 was primarily related to the addition of net deferred tax liabilities on intangible assets and fair value adjustments to assets and liabilities in purchase accounting. See Note 4 to these financial statements for an analysis of the fair value of assets acquired and liabilities assumed on February 11, 2005.

        A reconciliation of income tax expense at the U.S. federal statutory income tax rate of 35% to actual income tax expense is as follows:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
U.S. statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	-0.2%	3.5%	4.5%	1.3%
Non-deductible transaction costs	—	-6.3%	-15.1%	—
Repatriation of non-US earnings	28.8%	-25.8%	—	—
U.S. benefit on Canadian intercompany debt	-9.4%	3.4%	1.6%	-3.1%
Reversal of valuation allowance on German tax loss carryforwards	—	—	—	-7.9%
Export sales resulting in an increase in foreign tax credit utilization	—	—	—	-1.5%
Other foreign income taxes at different rates	-6.0%	3.3%	1.6%	-3.3%
Non-deductible accretion of shares subject to mandatory redemption	—	—	—	2.8%
Other, net	0.3%	-14.1%	-0.4%	1.7%

Effective income tax rate	48.5%	-1.0%	27.2%	25.0%

        The effective tax cost of 48.5% for the year ended December 31, 2006 on the Company's consolidated pre-tax income for the period differs from the U.S. statutory tax rate of 35% principally due to the U.S tax effects of the Company's receipt of dividends and earnings from non-U.S. subsidiaries partially offset by non-taxable interest income from disregarded foreign subsidiaries.

        The effective tax cost of (1%) for the forty-six weeks ended December 31, 2005 on the Company's consolidated pre-tax loss for the period differed from the U.S. statutory tax rate of 35% principally due to non-deductible and partially deductible costs of the Transactions and the U.S. tax effects of the Company's receipt of dividends and earnings from non-U.S. subsidiaries.

        Included in Other, net in the reconciliation above for the forty-six weeks ended December 31, 2005, is $4,586 related to increases in tax reserves for contingencies related to the deductibility of costs of the Transactions and for tax contingencies of its foreign subsidiaries. The majority of this increase in tax reserves related to costs incurred in connection with the Transactions. Tax reserves for transaction costs were recognized as a result of uncertainties concerning the U.S. federal income tax characterization of certain costs for professional and consulting services in connection with the

Transactions, namely, whether such costs are deductible costs or are costs that generate non-deductible intangibles for tax purposes. Increases in tax contingencies of the Company's foreign subsidiaries relate to uncertain tax positions on intercompany transfer pricing decisions for routine transactions made during the Successor forty-six weeks ended December 31, 2005. Foreign subsidiaries subject to reserves for tax contingencies have open tax years beginning with the year ended December 31, 2000. A portion of these transfer pricing reserves relate to subsidiaries currently under audit by the respective tax authorities. The Company estimates that the underlying tax exposures for which its accrued tax reserves relate are reasonably expected to be incurred based upon available information. See Note 2 to these financial statements for the Company's accounting policy on income taxes including tax contingencies and uncertain tax positions.

        The effective tax benefit of 27% for the six weeks ended February 11, 2005 on the Company's consolidated pre-tax loss for the period differed from the U.S. statutory rate of 35% principally due to non-deductible and partially deductible costs of the Transactions. The Predecessor did not provide deferred tax on undistributed earnings of non-U.S. subsidiaries as such earnings were permanently reinvested and, in addition, did not receive any dividends from its non-U.S. subsidiaries in the Predecessor period.

        Following are changes in the deferred tax valuation allowance during the year ended December 31, 2006, 2005, and 2004:

	Beginning Balance	Additions	Reductions	Ending Balance
Year ended December 31, 2006	6,314	455	(219)	6,550
Year ended December 31, 2005	8,272	408	(2,366)	6,314
Year ended December 31, 2004	11,614	807	(4,149)	8,272

        The American Jobs Creation Act of 2004 (the "Act") was signed into law in October 2004. A provision of the Act allows U.S. companies to repatriate earnings of non-U.S. subsidiaries at a substantially reduced tax rate in 2005 under what is termed the Homeland Investment Act ("HIA"). The Company anticipated electing HIA for $27,654 of dividends from non-U.S. subsidiaries in 2005. The U.S. tax benefit of electing HIA with respect to dividends received in the Successor period was $8,227. Of this amount $6,564 was recognized in the opening balance sheet in purchase accounting and $1,663 was recognized in the Successor period. The filing of the 2005 tax return in 2006 included $34,349 of dividends qualifying for the HIA election, resulting in an additional $1,550 tax benefit recorded in 2006. These amounts have been recognized in the repatriation of non-US earnings line item in the rate reconciliation above.

        Management of the Successor considers earnings in non-U.S. subsidiaries to be available for repatriation in the future. The resulting taxes associated with repatriation of all non-U.S. subsidiary earnings at the opening balance sheet date have been accounted for as deferred tax liabilities in purchase accounting. The tax cost associated with non-U.S. subsidiary earnings and distributions of the Successor for the year ended December 31, 2006 and the forty-six weeks ended December 31, 2005 have been recorded as tax expense for the period. In this regard the Company expects to deduct, rather than credit, foreign tax expense in computing the U.S. tax effects of repatriation from non-U.S. subsidiaries in 2006 and 2005 due to the limits on the availability of crediting foreign taxes arising from its domestic tax loss for the year.

        In the year ended December 31, 2006, the forty-six weeks ended December 31, 2005, and the six weeks ended February 11, 2005, the Company recorded a tax benefit of $2,719, $1,158 and $151, respectively, from interest received on intercompany debt from its Canada holding company that owns non-U.S. subsidiaries in Europe, Latin America and the Asia-Pacific region.

        In August 2003, the Company's German silicates company, which had tax loss carryforwards, was merged into its German glass beads business. This merger allowed the loss for the silicates business to offset the income for the glass beads business, resulting in a tax benefit of $1,585. The Company also reduced the valuation allowance on the German tax loss carryforwards, recognizing a deferred tax asset of $2,926 with respect to such losses. The deferred tax asset relating to the German net operating losses was recognized due to the projected utilization of the losses against the Company's projected taxable income in Germany in future years. The Company's projection of future taxable income in Germany is based on various assumptions and estimates. These assumptions will be reviewed annually and adjustments to the valuation allowance will be made accordingly. In August 2004, the Company reversed the remaining valuation allowance on German tax loss carryforwards in the amount of $4,063 due to higher expectations of future profitability. In 2006, the German entity continued to generate taxable income and utilized its net operating loss carryforwards.

        For federal income tax purposes the Predecessor incurred a net operating loss of $27,845 for 2005 that it had elected to carry forward to reduce future federal taxes payable. The federal carry forward period is 20 years. The Transactions fell within change in control limitations on the amount of net operating loss that can be used in a future year. These limitations did not affect the future use of the federal net operating loss. The provisions of the alternative minimum tax ("AMT") limited the amount of taxable income that may be offset with net operating loss carryforwards. The AMT had a minor effect on the use of the net operating loss in the future. The Successor had a current federal income tax liability in 2005 notwithstanding the net operating loss carried from the Predecessor. The current liability related to dividends subject to the HIA provisions and AMT. The HIA dividends were subject to a reduced rate of tax; however, the lower tax liability was not offset with tax loss carryforwards. The Successor also incurred a minor AMT tax liability.

        For state income tax purposes the Company incurred a net operating loss of $15,945 for 2006 that may be carried forward at carry forward periods ranging from seven to 20 years among the states in which the Company is subject to tax to reduce future state income taxes payable. The state net operating losses carrying forward into 2007 is $66,959. No valuation allowance has been applied for the state net operating loss since the Company has reversing taxable temporary differences that will offset the net operating loss in the applicable state carry forward periods. The Company's domestic subsidiary, Potters Industries, Inc., files separate state income tax returns and has taxable income for state income tax purposes that is not offset by the Company's state net operating loss.

        Foreign net operating losses of $31,352, the majority of which may be carried forward indefinitely, are available to reduce future foreign taxes payable. A valuation allowance of $3,231 has been applied to $10,513 of foreign net operating loss carryforwards, leaving foreign net operating losses of $20,839 that have been recognized for financial accounting purposes. The Company has established a valuation allowance of $3,319 for foreign tax credit carryforwards expiring during fiscal years 2006 through 2015. The Transactions fall within change in control limitations on the amount of certain excess credits that can be used in a future year. These limitations should not affect the future use of foreign tax credits. Any reversal of valuation allowances for foreign net operating losses and foreign tax credit carryforwards existing at the acquisition date would be recorded as an adjustment to goodwill.

        The unremitted earnings of non-U.S. subsidiaries and affiliates that have not been reinvested abroad indefinitely amount to $82,514 at December 31, 2006. The deferred U.S. income tax liability and deferred foreign withholding tax liability on these undistributed earnings is estimated to be $26,185.

        Cash payments for income taxes were $18,199, $2,657, and $18,688 in 2006, 2005, and 2004, respectively.

18.    Benefit Plans:

        The Company sponsors defined benefit pension plans covering substantially all employees in the U.S. and Canada and certain employees at its subsidiaries outside of North America ("Other"). Benefits for a majority of the Plans are based on average final pay and years of service. The Company's funding policy, consistent with statutory requirements, is based on actuarial computations utilizing the projected unit credit method of calculation. The Company uses a December 31 measurement date for its defined benefit plans.

        As a result of an amendment approved in 2004, employees hired after July 1, 2004 are not eligible to participate in the U.S. defined benefit plan but instead are enrolled into a defined contribution plan. During the quarter ended September 30, 2005, the Company's Board of Directors approved amendments to the U.S. and Canadian defined benefit pension plans. As a result, all future accruals were frozen in the U.S. and credited service as of December 31, 2006 were frozen in Canada, and employees under both plans will instead receive a new discretionary Company contribution based on a percentage of pay to a defined contribution plan. The change to the plans qualified as curtailments under SFAS No. 88 "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Accordingly, a pretax curtailment gain of $6,253 was recognized in other operating expense in the Consolidated Statements of Operations for the forty-six weeks ended December 31, 2005.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." We adopted SFAS No. 158 effective December 31, 2006. The impact of the adoption of SFAS No. 158 has been reflected within our consolidated financial statements as of December 31, 2006.

        The adoption of SFAS No. 158 resulted in an increase in stockholder's equity of $9,126 at December 31, 2006. The following table indicates the adoption impact of SFAS No. 158 on individual balance sheet line items:

	Asset (liability)
	Prior to SFAS 158	Adjustments	After adoption of SFAS 158
Deferred income taxes	(94,479)	(5,536)	(100,015)
Liability for benefit plans—current	(1,994)	(1,296)	(3,290)
Liability for benefit plans—noncurrent	(61,628)	15,958	(45,670)
Accumulated other comprehensive income, net of tax	6,181	(9,126)	(2,945)

        The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension plans as well as the components of net periodic benefit costs, including key assumptions.

	U.S. and Canada			Other
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Change in benefit obligation:
Benefit obligation at beginning of the period	$132,444	$132,439	$128,032	$36,706	$32,113	$31,107
Service cost	3,191	3,288	385	2,584	2,966	377
Interest cost	7,389	6,343	830	1,594	1,361	167
Participant contributions	—	—	—	266	324	35
Actuarial (gain)/losses	(2,569)	581	4,135	(1,645)	4,421	1,864
Benefits paid	(6,865)	(4,578)	(661)	(1,726)	(1,592)	(76)
Plan amendment	—	(6,279)	—	(697)	—	—
Translation adjustment	(54)	650	(282)	4,132	(2,887)	(1,361)

Benefit obligation at end of the period	$133,536	$132,444	$132,439	$41,214	$36,706	$32,113

Change in plan assets:
Fair value of plan assets at beginning of the period	$120,520	$115,173	$116,067	$17,150	$15,409	$12,190
Actual return on plan assets	15,912	9,627	64	749	1,112	370
Employers contributions	529	454	41	4,793	3,463	154
Employee contributions	—	—	—	266	324	35
Actuarial (loss) gain	—	—	—	(122)	—	—
Benefits paid	(6,865)	(4,578)	(661)	(1,726)	(1,192)	(100)
Administrative expenses	(950)	(690)	(99)	—	—	—
Translation adjustment	(62)	534	(239)	2,219	(1,966)	(536)

Fair value of plan assets at end of the period	$129,084	$120,520	$115,173	$23,329	$17,150	$12,113

Funded status of the plans (underfunded)	$(4,452)	$(11,924)	$(17,266)	$(17,885)	$(19,556)	$(20,000)

Unrecognized items in funded status:
Actuarial losses		(324)	—		1,488	2,522
Prior service costs		—	—		—	1,742

Net amount recognized		$(12,248)	$(17,266)		$(18,068)	$(15,736)

        Amounts recognized in the consolidated balance sheets consists of:

	U.S. and Canada			Other
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Current liability	$—	$—	$—	$(248)	$—	$—
Noncurrent liability	(4,452)	(12,248)	(17,266)	(17,637)	(18,133)	(15,736)
Accumulated other comprehensive income	—	—	—	—	65	—

Net amount recognized	$(4,452)	$(12,248)	$(17,266)	$(17,885)	$(18,068)	$(15,736)

        Amounts recognized in accumulated other comprehensive income consists of:

	U.S. and Canada			Other
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Prior service cost (credit)	$—	$—	$—	$(643)	$—	$—
Net loss (gain)	(8,449)	—	—	(62)	—	—

Gross amount recognized	(8,449)	—	—	(705)	—	—
Deferred income taxes	3,321	—	—	102	—	—

Net amount recognized	$(5,128)	$—	$—	$(603)	$—	$—

        Components of net periodic benefit cost consists of:

	U.S. and Canada				Other
	Successor		Predecessor		Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Service cost	$(3,191)	$(3,288)	$(385)	$(2,971)	$(2,584)	$(2,966)	$(377)	$(3,082)
Interest cost	(7,389)	(6,343)	(830)	(7,025)	(1,594)	(1,361)	(167)	(1,136)
Expected return on plan assets	9,393	8,013	1,016	8,722	868	687	79	471
Amortization of net obligation	—	—	(5)	(45)	—	—	—	(113)
Amortization of prior service cost	—	—	—	(21)	54	—	(29)	(168)
Amortization of net loss	—	—	(283)	(2,633)	(5)	—	(30)	(253)
Curtailment (gain)/loss recognized	—	6,253	—	—	—	—	—	—

Net periodic expense	$(1,187)	$4,635	$(487)	$(3,973)	$(3,261)	$(3,640)	$(524)	$(4,281)

        The estimated prior service cost and net actuarial gain for the pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2007 are zero in our U.S. and Canada pension plans and $57 and $32, respectively for our Other pension plans.

        The changes recognized in accumulated other comprehensive income relates to the effect of adoption of SFAS No. 158 and were $5,128 for our U.S. and Canada pension plans and $603 for our Other pension plans.

        The following table presents selected information about our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. and Canada		Other
	Year ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Projected benefit obligation	$133,536	$132,444	$41,214	$36,706
Accumulated benefit obligation	131,573	128,843	38,770	34,398
Fair value of plan assets	129,084	120,520	23,329	17,150

        Significant assumptions used in determining the pension obligations include the following:

	U.S. and Canada			Other
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Discount	5.84%	5.57%	5.75%	4.44%	4.19%	4.58%
Rate of compensation increase	0.37%	4.36%	4.36%	2.66%	2.64%	2.68%

        Significant assumptions used in determining net periodic benefit cost include the following:

	U.S. and Canada				Other
	Successor		Predecessor		Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Discount rate	5.57%	5.48%	6.21%	6.25%	4.44%	4.19%	4.58%	4.75%
Rate of compensation increase	0.37%	4.36%	4.36%	4.36%	2.66%	2.64%	2.68%	2.83%
Long-term rate of return	7.95%	7.96%	8.41%	8.43%	3.53%	3.43%	3.72%	3.73%

        In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of our external advisors in developing appropriate return benchmarks. The weighted average rate of compensation increase for the fiscal year ended December 31, 2006 decreased to 0.37% as all future accruals were frozen in the U.S. as of December 31, 2006 in accordance with the plan amendment approved in 2005. The rate of compensation increase on the Canadian plan was 4.00% for the year ended December 31, 2006.

        The investment objective for the U.S. and Canadian plans is to generate returns sufficient to meet future obligations. The strategy to meet the objective includes generating attractive returns using higher returning assets such as equity securities and balancing risk using less volatile assets such as fixed income securities. Of the remaining plans, some are unfunded and those that are funded have varying investment strategies. The target and investment allocations for the other plans are not included because the varying investment strategies and mix of funded and unfunded plans make the information not useful.

        The U.S. and Canadian pension plans' target allocation for 2007 and weighted average asset allocations for all plans at each year end, by asset category, are as follows:

		U.S. and Canada
	Target	2006	2005
Equity securities	60%	60%	67%
Debt securities	40%	35%	32%
Cash equivalents	0%	5%	1%
Other	0%	0%	0%

Total	100%	100%	100%

        The Company does not expect to contribute to the U.S. and Canada pension plans in 2007 and expects to contribute $3,180 to the Other pension plans in 2007.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	U.S. and Canada	Other
2007	$6,166	$1,219
2008	6,424	1,154
2009	6,752	2,801
2010	7,078	1,740
2011	7,480	3,610
Years 2012–2016	43,086	9,080

        Certain of the Company's foreign subsidiaries maintain other defined benefit plans that are consistent with statutory practices and are not significant to the consolidated financial statements.

  Supplemental Retirement Plans

        In addition, the Company has defined benefit supplementary retirement plans which includes benefits, for certain U.S. employees, in excess of qualified plan limitations. The plans are unfunded and obligations are paid out of the Company's general assets, including assets held in a trust.

        The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our defined benefit supplementary retirement plans as well as the components of net periodic benefit costs, including key assumptions.

	Year ended December 31,
	2006	2005
Change in benefit obligation:
Benefit obligation at January 1	$12,330	$12,165
Service cost	111	90
Interest cost	718	588
Actuarial (gain)/losses	888	466
Benefits paid	(1,004)	(979)

Benefit obligation at December 31	$13,043	$12,330

Change in plan assets:
Fair value of plan assets at January 1	$—	$—
Employers contributions	1,004	978
Benefits paid	(1,004)	(978)

Fair value of plan assets at December 31	$—	$—

Funded status of the plans	$(13,043)	$(12,330)

Unrecognized items in funded status:
Actuarial losses		(810)
Prior service costs		—

Net amount recognized		$(13,140)

        Amounts recognized in the consolidated balance sheets consists of:

	Year ended December 31,
	2006	2005
Current liability	$(1,049)	$—
Noncurrent liability	(11,994)	(13,714)

Net amount recognized	$(13,043)	$(13,714)

        Amounts recognized in accumulated other comprehensive income consists of:

	Year ended December 31,
	2006	2005
Additonal minimum liability (before adoption of FAS 158)	$1,334	$480
Net loss (gain)	(42)	—

Gross amount recognized	1,292	480
Deferred income taxes	(508)	(184)

Net amount recognized	$784	$296

        Components of net periodic benefit cost consists of:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Service cost	$(111)	$(90)	$(35)	$(161)
Interest cost	(718)	(588)	(67)	(534)
Amortization of net loss (gain)	(63)	—	(45)	(352)

Net periodic expense	$(892)	$(678)	$(147)	$(1,047)

        The estimated net actuarial gain for the pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2007 is $43 for our defined benefit supplementary retirement plans.

        A change of $25 was recognized in accumulated other comprehensive income related to the effect of adoption of SFAS No. 158 for our defined benefit supplementary retirement plans.

        The accumulated benefit obligation of our defined benefit supplemental retirement plans for the years ended December 31, 2006 and 2005 was $10,684 and $9,762, respectively.

        Significant assumptions used in determining the pension obligations include the following:

	Year ended December 31,
	2006	2005
Discount rate	5.90%	5.60%
Rate of compensation increase	0.00%	4.39%

        Significant assumptions used in determining net periodic benefit cost include the following:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Discount rate	5.60%	5.50%	6.25%	6.25%
Rate of compensation increase	0.00%	4.39%	4.39%	4.39%

        The rate of compensation increase for the fiscal year ended December 31, 2006 decreased to 0.00% as all future accruals were frozen for the defined supplemental retirement plans as of December 31, 2006 in accordance with the plan amendment approved in 2005.

        The Company expects to contribute $1,049 to the defined benefit supplementary retirement plans in 2007.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2007	$1,049
2008	1,066
2009	1,117
2010	1,139
2011	1,148
Years 2012–2016	5,821

  Other Postretirement Benefit Plans

        The Company sponsors unfunded plans to provide certain health care benefits to retired employees. These plans cover substantially all employees in the U.S. and Canada. Generally, the plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. Effective January 1, 2003, the Company changed its retiree medical plan in the U.S. These changes were adopted at the beginning of 2003 and are fully reflected in the valuation for each year presented. These changes created a new indemnity plan for all participants retiring after 2003 and all bonus-eligible participants retiring during the period beginning 1995 and ending in 2003. All other retirees are grandfathered under their current plans. In addition, all employees hired on or after January 1, 2003 will not be eligible for medical benefits when they retire. This plan change created a prior service credit that eliminated the unrecognized prior service cost and part of the unrecognized transition obligation. In 2005, the Company's Board of Directors approved an amendment to the U.S. and Canadian retiree health plans which will eliminate postretirement benefits for employees retiring after December 31, 2006. This amendment was accounted for as a curtailment and negative plan amendment which were reflected in the prior year valuation.

        The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension plans as well as the components of net periodic benefit costs, including key assumptions.

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Change in benefit obligation:
Benefit obligation at Beginning of Period	$13,178	$21,229	$20,822
Service cost	—	300	51
Interest cost	731	800	127
Actuarial (gain)/losses	1,355	(303)	404
Employee contributions	293	222	—
Benefits paid	(1,973)	(2,082)	(228)
Plan amendment	—	(6,957)	—
Translation adjustment	(3)	(31)	53

Benefit obligation at end of the period	$13,581	$13,178	$21,229

Change in plan assets:
Fair value of plan assets at January 1	$—	$—	$—
Employers contributions	1,680	1,860	228
Employee contributions	293	222	—
Benefits paid	(1,973)	(2,082)	(228)

Fair value of plan assets at December 31	$—	$—	$—

Funded status of the plans	$(13,581)	$(13,178)	$(21,229)

Unrecognized items in funded status:
Actuarial losses		(297)
Prior service costs		(6,923)

Net amount recognized		$(20,398)

        Amounts recognized in the consolidated balance sheets consists of:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Current liability	$(1,994)	$(2,204)	$(2,152)
Noncurrent liability	(11,587)	(18,194)	(19,077)

Net amount recognized	$(13,581)	$(20,398)	$(21,229)

        Amounts recognized in other comprehensive income consists of:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Prior service cost (credit)	$(6,482)	$—	$—
Net loss (gain)	1,017	—	—

Gross amount recognized	(5,466)	—	—
Deferred income taxes	2,095	—	—

Net amount recognized	$(3,370)	$—	$—

        Components of net periodic benefit cost consists of:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year ended December 31, 2004
Service cost	$—	$(302)	$(51)	$(396)
Interest cost	(731)	(815)	(127)	(1,178)
Amortization of prior service cost	468	116	(28)	(171)
Amortization of net loss	(3)	—	—	—

Net periodic expense	$(266)	$(1,001)	$(206)	$(1,745)

        The estimated prior service cost and net actuarial gain for the pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2007 are $468 and $3, respectively for our retiree health plans.

        The changes recognized in accumulated other comprehensive income relates to the effect of adoption of SFAS No. 158 and were $3,370 for our retiree health plans.

        Significant assumptions used in determining the net periodic benefit cost, the pension obligations, and trend rate include the following:

	Successor		Predecessor
	Year ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005
Discount rate (benefit cost)	5.25%	5.25%	5.25%
Discount rate (benefit obligation)	5.48%	5.25%	5.25%
Trend rate	10.28%	9.82%	9.82%

        A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated postretirement benefit obligation at December 31, 2006 and the periodic postretirement benefit cost for the year ended as follows:

	1% Increase	1% Decrease
Accumulated postretirement benefit obligation	28	(391)
Periodic postretirement benefit cost	29	(255)

        The Company expects to contribute $2,039 to the retiree health plans in 2007.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	Amount
2007	$2,039
2008	1,919
2009	1,921
2010	1,924
2011	1,897
Years 2012–2016	5,365

  Profit Sharing and Defined Contribution Plans

        The Company and certain subsidiaries have profit sharing plans covering eligible employees. Profit sharing expense was $1,381, $1,496, and $1,671 in 2006, 2005, and 2004, respectively.

        The Company also has defined contribution plans covering domestic employees of the Company and certain subsidiaries. The Company expensed $1,873, $1,504, and $1,280 related to these plans in 2006, 2005, and 2004, respectively.

19.    Stock-Based Compensation:

  Successor

        The Company applies the fair value based method to account for stock options and awards prescribed by SFAS No. 123(R). The Company adopted the provisions of SFAS No. 123(R) as of

January 1, 2006 and for the year ended December 31, 2006. The adoption of SFAS No. 123(R) did not have an impact on the consolidated financial statements.

        Holdings has adopted a restricted stock plan for which 19,800 shares of Holding's Class A common stock were awarded in 2005. The restricted stock vest as follows: 10% of each grant vests on February 11 in each year 2006-2010, subject to the executive's continued service with Holdings and its subsidiaries on such date and subject to 100% vesting upon the earlier of an initial public offering of stock by, or change in control of, Holdings, and subject to accelerated vesting upon certain specified events of termination of service; and the vesting of 50% of each grant is based on performance measures at the time of an initial public offering of stock by, or earlier change in control of Holdings. The fair value of the awards was determined using multiples of EBITDA and the income approach, based on discounted free cashflow. Compensation expense for these awards was $108 for the year ended December 31, 2006 and $94 the forty-six week period ended December 31, 2005 commensurate with the estimated vesting of the underlying awards.

  Predecessor

        The PQ Corporation 1995 Stock Option Plan provided for granting a maximum of 225,000 stock options to selected officers and key employees. The exercise price of these stock options is equal to the fair market value of the Company's stock at the grant date, and the maximum term may not exceed ten years. One-third of the options vest on the third anniversary of the date of grant. The other two-thirds vest upon attainment of specified performance measurements at specified anniversary dates if plan participants meet minimum share holding requirements.

        In 2002, the Company adopted the PQ Corporation 2002 Stock Option and Stock Award Plan. This plan replaces the 1995 Stock Option Plan, which continues in effect only with respect to stock options previously issued. The Stock Option and Stock Award Plan provides for granting a maximum of 180,000 stock options and stock award shares to officers and key employees, as selected by the Board of Directors. The exercise price of the stock options is equal to the fair market value of the Company's stock at the grant date and the term may not exceed ten years. Options vest ratably over four years.

        Stock awards also have a four-year vesting period subject to attainment of specific performance measurements at anniversary dates. Vesting for both stock options and awards is contingent on minimum share holding requirements by plan participants.

        Immediately prior to closing, pursuant to their original terms, all of the Predecessor's outstanding stock options and awards vested and the Predecessor exercised its option to purchase, at fair value, all of the shares of common stock to be acquired by exercise of options and awards held by employees pursuant to the Stock Option and Award Plan. As a result, immediately before the Transactions, compensation expense of approximately $2,400 was recorded in selling, general and administrative expenses in the Statement of Operations for the six weeks ended February 11, 2005 for the unvested portion of the options and awards.

        During 2004, 10,299 shares were awarded to plan participants in accordance with the provisions of the stock award plan. On January 1, 2005, there were 7,654 shares that vested. The fair value of each stock award is equal to the Company's stock price at the date of grant. The fair value of stock awards granted in 2004 was $139. The Company recognized compensation expense for the stock award plan of

$1,031 in 2004. This compensation expense is based on the fair value of the shares at the grant date and was recognized ratably over the vesting period.

        The Company recorded compensation expense for fixed and performance-based stock option awards granted after January 1, 1996 using the fair value of the options at the grant date. The fair value of each option under the 2002 Stock Option and Stock Award Plan was estimated based on the minimum value method. The fair value of options granted in 2004 was $8.25. Expense for options and awards is recognized ratably over the option vesting period. Total compensation expense for stock options recorded by the Company was $174 in 2004.

        The following table summarizes activity for the 1995 Stock Option Plan and 2002 Stock Option and Stock Award Plan:

	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2004	171,665	$117.45
Granted	34,059	139.00
Exercised	(17,091)	95.84
Forfeited	(5,691)	140.97

Balance, December 31, 2004	182,942	$122.71

20.    Shares Subject to Mandatory Redemption:

  Successor

        All shares subject to mandatory redemption were redeemed in connection with the Transactions.

        The Company and the committee that administers the Company's Profit Sharing Plan were advised that certain transactions under the Plan involving the Predecessor's common stock, series B, previously held by the Plan may have violated certain ERISA guidelines which govern sales of securities to the Company. Prior to December 31, 2004, the value of common stock, series B was calculated based on a formula as defined in the Trust agreement. In 2005, it was determined that the calculated value, which was used as the basis for any stock fund transactions between the Company and the Plan, was not a sufficient basis to represent fair value. The Company has taken corrective action which required an additional cash contribution to the Plan and payments of excise taxes, interest and penalties under ERISA and the Internal Revenue Code. As a result, the Company increased its reserve for contingent liabilities from $328 at December 31, 2004 to $6,100 as of September 30, 2005. This incremental amount, net of applicable taxes, was accounted for as an adjustment to goodwill. The Company made the corrective payment to the Plan and filed the applicable excise tax returns in the fourth quarter of 2005. Based upon the advice from legal counsel, we believe $6,100 was adequate to fund all required contributions to the Plan and settle any penalties and accrued interest under ERISA and the Internal Revenue Code.

  Predecessor

        During 1984, the Company authorized the issuance of up to 200,000 shares of Common stock, Series B with a par value of $.50. In prior years, the Company has made certain contributions to its defined contribution plan for U.S. employees, as directed by the Board of Directors, in PQ Corporation Common stock, Series B under the provisions of the PQ Corporation Profit Sharing Plan and Trust. Common stock, Series B carries no voting rights unless cash dividends are not declared for two consecutive fiscal years, in which case its holders are entitled to vote until cash dividends are restored. As of December 31, 2004, there were 52,072 Common stock, Series B shares issued and 28,372 shares held by the Trust.

        Subject to legal availability of funds, the shares of Common stock, Series B are redeemable by the Trustee for cash as provided for in the Trust Agreement between PQ Corporation and Wilmington Trust Company dated July 18, 1988. As such, Series B shares held by the Company's Profit Sharing Plan are sold to the Company by the Trustee from time to time as necessary to fund participant withdrawals from the profit sharing plan. Shares in an amount up to 20% of the number held by the Profit Sharing Plan, not to exceed 30% annually on a cumulative basis, may be tendered in any particular year by the Trustee. During the years ended December 31, 2004, redemptions amounted to $457. The Company accounts for these purchases of shares as reductions to the balance of shares subject to mandatory redemption. Each period end, the balance of shares subject to mandatory redemption is accreted based upon the number of issued and outstanding shares multiplied by the value per share. As of December 31, 2004, the value per share was increased to reflect the expected merger consideration per share less a discount for illiquidity. For the year ended December 31, 2004, $4,069 was charged to selling, general and administrative expenses related to the accretion of shares subject to mandatory redemption.

        Cash dividends declared totaled $151 on Common stock, Series B or $5.18 per share for 2004.

21.    Capital Stock:

  Successor

        As of December 31, 2006, the Company has 100 shares of Class A common stock authorized and one share outstanding. The Company's common shares have a par value of $0.50 per share. In conjunction with the Transaction, Holdings contributed $163,600 of capital to the Company. During the year ended December 31, 2006 and 2005, the Company returned $2,346 and $85,325 in capital contributions to Holdings, respectively.

  Predecessor

        As of December 31, 2004, the Company had 8,800,000 shares of Common Stock, Series A authorized at a par value of $0.50 per share. All common shares were purchased and cancelled as part of the Transactions.

        As of December 31, 2004, the Company had 54,224 shares of preferred stock authorized with a stated value of $137 per share. Preferred stock is nonvoting and has priority over Common stock as to dividends and distribution on liquidation. Dividends are cumulative at $16.44 per share annually. The Company may redeem any part of the Preferred stock at the stated value, plus accrued dividends. All preferred shares were purchased and cancelled as part of the Transactions.

        Dividends declared aggregated to $550 preferred and $12,861 Common stock, Series A or $16.44 and $5.18 per share, respectively for 2004. There were no dividends declared or other capital stock transactions in the six week predecessor period ended February 11, 2005.

        In 2004, the majority of purchases of treasury stock related to non-employee redemptions. Capital stock activity in 2004 was as follows:

			Treasury stock
	Preferred stock	Common stock Series A
			Preferred	Common
Balance, Janaury 1, 2004	39,672	2,589,712	6,246	117,572
Issuances	—	—	—	(39,853)
Purchases	—	—	—	29,382

Balance, December 31, 2004	39,672	2,589,712	6,246	107,101

22.    Commitments and Contingent Liabilities:

        There is a risk of environmental impact in chemical manufacturing operations. The Company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact. The Company is also subject to various other lawsuits and claims with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business. No accrual for these matters currently exists, with the exception of those listed below, because management believes that the liabilities resulting from such lawsuits and claims will not materially affect the results of operations, financial position or cash flow of the Company.

        The Company was named as the defendant in a personal injury case which occurred in 1996. The case was settled in November 2006 for $2,400. The claim was covered by the Company's insurance carrier. As settlement of this claim, the Company's insurance carrier agreed to pay the plaintiff $2,400, of which $1,200 was paid in December 2006 and $1,200 was paid in January 2007.

        The Company is subject to various laws and regulations regarding emissions from its plant locations. These laws and regulations may limit the amount and types of emissions that can be released into the atmosphere. In 2003, following an incident at the Kansas City, Kansas plant in which an emission control device failed, the Company was issued a draft Consent Agreement from the Kansas Department of Health and Environment ("KDHE") for operating the plant without such emission control device in place. In February 2006, we received a revised Consent Agreement from KDHE and agreed to settle all outstanding claims. The settlement calls for us to complete the implementation of an ISO 14001 Environmental Management System at the Kansas City plant, perform five supplemental environmental projects valued at a total of approximately $100 and pay a $150 civil penalty. In September 2006, the Company negotiated the terms of the consent decree that incorporated the aforementioned settlement. The civil penalty of $150 was paid in full in October 2006.

        The Company triggered the requirement of New Jersey's Industrial Site Recovery Act ("ISRA") statute as part of the due diligence performed in connection with the Transactions in December 2004. As required under ISRA, a General Information Notice with respect to our two New Jersey locations was filed with the New Jersey Department of Environmental Protection ("NJDEP") in December 2004. Based on a preliminary review of the facilities by the NJDEP, the Company estimated that $500 will be required for contamination assessment and removal work at these facilities, and had recorded a reserve for such amount as of December 31, 2005. During the year ended December 31, 2006, it was determined that additional assessment, removal and remediation work would be required and the reserve was increased by $400 to $900 to cover the estimated cost of such work. There may be additional costs related to the remediation of these two facilities, but until further investigation takes place, the Company cannot reasonably estimate the amount of additional liability that may exist.

        The Company is subject to a cash deficiency agreement related to the $15,000 revolving credit agreement of one of its equity affiliates, in which it is a joint partner. This agreement requires the Company to make certain contributions in order to ensure the affiliate's compliance with debt covenants. At December 31, 2006, the affiliate had a $10,000 outstanding balance under its revolving credit agreement and was in compliance with all covenants.

        The Company and its subsidiaries have entered into various lease agreements for the rental of office and plant facilities and equipment, substantially all of which are classified as operating leases. Total rental expense under these agreements was $8,670, $6,917, and $6,591 in 2006, 2005, and 2004, respectively.

        Total rental due under noncancelable operating lease commitments are:

Year	Amount
2007	$8,285
2008	7,024
2009	5,615
2010	4,673
2011	3,316
Thereafter	5,926

$34,839

        The Company has entered into short and long-term purchase commitments for various key raw materials and energy requirements. The purchase obligations include agreements to purchase goods that are enforceable and legally binding and that specify all significant terms. The purchase commitments covered by these agreements are with various suppliers and total approximately $37,957 for the period 2007 to 2016. Purchases under these agreements are expected to be $15,534, $8,597, $3,764, $3,554, $3,595 and $2,913 for 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

        The Company rents its corporate office under a long-term operating lease agreement, which contains a provision for a mid-term rent increase. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent liability, which is reflected in the Balance Sheet.

23.    Related Party Transactions:

        The Company maintains certain policies and procedures for the review, approval, and ratification of related party transactions to ensure that all transactions with selected parties are fair, reasonable and in our best interest. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction. Related party transactions include transactions that occurred during the year, or are currently proposed, in which the Company was or will be a participant and which any related person had or will have a direct or indirect material interest. All related party transactions are reviewed, approved and documented by the appropriate level of the Company's management in accordance with these policies and procedures.

        The Company, J.P. Morgan Partners (BHCA), L.P. and its affiliates and Peak Investments, LLC, (referred to collectively as, the "Sponsors") and Holdings entered into management agreements relating to the provision of certain financial and strategic advisory services and consulting services. The Company paid the Sponsors a one-time fee in the amount of $10,000 on February 11, 2005 for structuring the Transactions. In addition, the Company agreed to pay to the Sponsors an annual monitoring fee equal to $2,000 commencing in 2006. The management agreement will also provide for reimbursement of fees payable by Holdings for the maintenance of its corporate existence, corporate overhead expenses and for salaries and other compensation of certain employees who perform services for both Holdings and the Company.

        Mr. Boyce, our Chairman, Chief Executive Officer, President and a member of our Compensation Committee, is also Chairman and Chief Executive Officer and 99% stockholder of Peak Investments, LLC, one of our Sponsors.

        In December 2005, the Company paid a dividend to Holdings of $85,325, and in turn, Holdings paid a dividend to its stockholders in an aggregate amount of $110,000 and paid certain expenses. Holdings issued $23,000 of 12.75% Senior Notes due March 15, 2013 in order to fund the difference between amounts received from PQ and the dividend distribution to stockholders. These notes require quarterly interest payments with payment in kind provisions, allowing Holdings to defer the entire payment, or a portion thereof, at Holdings' option. The amount of any deferred interest payment shall become additional principal. The Company's senior secured credit facility allows for dividends of up to $4,000 per year to Holdings for the purpose of servicing the interest expense on the Holdings notes. The Holdings notes are not guaranteed by the Company. See Note 14 to these financial statements for additional details on the dividend to Holdings. During the year ended December 31, 2006, the Company returned $2,346 in capital contributions to Holdings as dividends.

24.    Business Segments and Geographic Information:

        The Company's reportable segments are organized based on the operating divisions within the Company: Chemicals and Potters. Chemicals develops, manufactures and distributes silicate-based specialty chemicals primarily to large industrial and consumer product companies. Potters manufactures highly engineered solid and hollow glass spheres that are mainly sold to contractors, governmental agencies and manufacturing companies.

        The table below presents information about the reported segments:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Net sales:
Chemicals	$486,768	$373,712	$48,264	$398,790
Potters	221,821	197,426	15,931	207,889

Total	$708,589	$571,138	$64,195	$606,679

Adjusted EBITDA(1):
Chemicals	$134,048	$86,270	$10,188	$93,287
Potters	44,318	40,280	2,992	40,318

Segments adjusted EBITDA	$178,366	$126,550	$13,180	$133,605

(1)
Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA") consists of EBITDA adjusted for items such as impairment charges, environmental and other expenses, purchase accounting impacts, severance and merger related costs. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

        A reconciliation from Segments Adjusted EBITDA to net income (loss) follows:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Segments adjusted EBITDA	$178,366	$126,550	$13,180	$133,605
Less:
Provision (benefit) for income taxes	13,997	361	(2,522)	12,926
Interest expense	51,894	37,529	771	6,541
Depreciation and amortization	46,810	40,174	4,436	36,097
Impairment/disposal of long-lived assets	192	341	—	1,089
Unallocated corporate expenses	29,259	20,580	2,976	29,937
Merger related costs	543	21,181	8,713	3,663
Write off of in-process R&D	—	3,338	—	—
Raw material contracts	13,977	18,453	—	—
Investment in affiliates step-up	1,190	6,144	—	—
Inventory step-up	—	10,935	—	562
Benefit plan curtailments	—	(6,253)	—	—
Operational restructuring charges	4,361	7,031	5,604	1,154
Non-recurring environmental, legal and other costs	(13)	1,882	—	3,463
Management advisory fees	2,000	—	—	—

Net income (loss)	$14,156	$(35,146)	$(6,798)	$38,173

        Included in the Chemicals segment Adjusted EBITDA is equity income from affiliates of $22,532 for the year ended December 31, 2006, $9,252 for the forty-six weeks ended December 31, 2005, ($265) for the six weeks ended February 11, 2005, and $10,249 for the year ended December 31, 2004.

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Depreciation and amortization:
Chemicals	$29,566	$25,268	$3,138	$25,101
Potters	9,968	8,325	906	7,806

Total	$39,534	$33,593	$4,044	$32,907

        Revenues from external customers by product are not aggregated by the Company because it is impractical to do so. Therefore, this information is not presented in the following tables.

        Business segment information about the Company's operations by geographic area is as follows:

	Successor		Predecessor
	Year Ended December 31, 2006	Forty-six weeks ended December 31, 2005	Six weeks ended February 11, 2005	Year Ended December 31, 2004
Net sales:
United States	$381,574	$306,315	$31,411	$327,691
Europe	138,118	112,215	21,051	132,196
Other	188,897	152,608	11,733	146,792

Total	$708,589	$571,138	$64,195	$606,679

	December 31,
	2006	2005
Long-lived assets:
United States	$573,166	$606,979
Europe	89,902	87,647
Other	101,764	98,989

Total	$764,832	$793,615

25.    Customer Concentration:

        One North American customer represents 9%, 8%, and 9% of consolidated sales and 10%, 11%, and 10% of accounts receivable as of and for the year ended December 31, 2006, 2005, and 2004, respectively. There were no other individually significant customers in above mentioned years.

26.    Subsequent Event:

        On January 25, 2007, the Company acquired certain assets of Flex-O-Lite Inc., a leading manufacturer of highway safety marketing spheres, metal finishing glass beads, and high refractive index glass beads. Flex-O-Lite has been a leading manufacturer of glass spheres used for a variety of reflective and industrial applications for over 65 years. The newly acquired manufacturing facilities are located in Paris, Texas; Muscatine, Iowa; and St. Thomas, Ontario. Flex-O-Lite will be included as part of the Potters division of the Company.

27.    Quarterly Results (unaudited):

        Selected results of operations for each of the fiscal quarters during the years ended December 31, 2006, 2005 and 2004 are presented below. The fiscal quarters during the year ended December 31, 2004 reflect the results of Predecessor operations. The fiscal quarters during 2005 include Predecessor operations through February 11, 2005 and Successor operations from February 12, 2005 to December 31, 2005. The first quarter of 2005 presents the results for the Predecessor and Successor separately since they were not prepared on a comparable basis of accounting.

	Three months ended
2006:	March 31,	June 30,	September 30,	December 31,
Net sales	$166,742	$189,127	$191,999	$160,721
Gross profit	35,176	45,150	44,776	33,560
Operating income	11,814	21,441	21,200	4,818
Net income (loss)	702	3,393	7,481	2,580
			Three months ended
	Six weeks ended February 11,	Seven weeks ended March 31,
2005:			June 30,	September 30,	December 31,
Net sales	$64,195	$75,213	$176,095	$170,974	$148,856
Gross profit	15,619	9,032	38,280	35,171	25,553
Operating (loss) income	(7,869)	(24,270)	15,961	17,426	(956)
Net (loss) income	(6,798)	(28,157)	2,427	(1,194)	(8,222)
	Three months ended
2004:	March 31,	June 30,	September 30,	December 31,
Net sales	$139,044	$163,923	$163,655	$140,057
Gross profit	34,520	41,230	44,872	31,609
Operating income	11,313	19,505	18,391	412
Net income	7,149	12,793	17,052	1,179

28.    Guarantor and Nonguarantor Statements:

        In connection with the Transactions described in Note 1 and as a part of the related financings, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in transactions exempt from or not subject to the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. The notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company that does not contain similar subordination provisions, and guaranteed on a full, unconditional, joint and several basis by the Company's 100% owned domestic subsidiaries.

        The following consolidating financial information presents:

  •
  Consolidating balance sheets as of December 31, 2006 and 2005 for the Successor, Consolidated Statements of Operations for the year ended December 31, 2006 and the forty-six weeks ended December 31, 2005 for the Successor and the six weeks ended February 11, 2005 and the year ended December 31, 2004 for the Predecessor, and Consolidated Statements of Cash Flows for the year ended December 31, 2006 and the forty-six weeks ended December 31, 2005 for the Successor and the six weeks ended February 11, 2005 and the year ended December 31, 2004 for the Predecessor.

  •
  Elimination entries necessary to consolidate the Predecessor and Successor, with their respective guarantor subsidiaries and nonguarantor subsidiaries. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET—SUCCESSOR
December 31, 2006
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
ASSETS
Cash and cash equivalents	$76	$276	$15,526	$—	$15,878
Receivables, net	30,894	12,699	54,825	—	98,418
Intercompany receivable	—	140,174	—	(140,174)	—
Inventories	29,968	27,298	41,645	—	98,911
Prepaid and other current assets	4,273	430	5,257	—	9,960

Total current assets	65,211	180,877	117,253	(140,174)	223,167
Investments in subsidiaries	428,889	138,055	—	(566,944)	—
Investments in affiliated companies	63,298	3,043	3,844	—	70,185
Property, plant and equipment, net	111,569	40,207	167,693	—	319,469
Goodwill	163,591	65,213	1,100	—	229,904
Tradenames	32,400	20,600	—	—	53,000
Other intangible assets, net	38,299	20,365	339	—	59,003
Other long-term assets	26,820	1,252	5,479	—	33,551

Total assets	$930,077	$469,612	$295,708	$(707,118)	$988,279

LIABILITIES AND STOCKHOLDER'S EQUITY
Revolver, notes payable and current maturities of long-term debt	$3,652	$—	$2,130	$—	$5,782
Cash overdraft	635	1,071	209	—	1,915
Accounts payable	17,940	6,090	29,208	—	53,238
Intercompany payable	70,064	—	70,110	(140,174)	—
Accrued liabilities	33,589	10,157	15,945	—	59,691

Total current liabilities	125,880	17,318	117,602	(140,174)	120,626
Long-term debt	630,109	—	—	—	630,109
Deferred income taxes	68,490	23,405	13,069	—	104,964
Other long-term liabilities	47,965	—	22,008	—	69,973
Minority interest in equity of subsidiaries	—	—	4,974	—	4,974
Commitments and contingencies
Stockholder's equity	57,633	428,889	138,055	(566,944)	57,633

Total liabilities and stockholder's equity	$930,077	$469,612	$295,708	$(707,118)	$988,279

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2005
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
ASSETS
Cash and cash equivalents	$4,542	$268	$18,162	$—	$22,972
Receivables, net	30,344	10,182	50,188	—	90,714
Intercompany receivable	—	109,874	—	(109,874)	—
Inventories	26,462	25,700	32,077	—	84,239
Prepaid and other current assets	33,408	198	4,727	—	38,333

Total current assets	94,756	146,222	105,154	(109,874)	236,258
Investments in subsidiaries	369,053	109,719	—	(478,772)	—
Investments in affiliated companies	61,432	2,985	—	—	64,417
Property, plant and equipment, net	116,924	34,547	166,866	—	318,337
Goodwill	167,880	66,603	—	—	234,483
Tradenames	32,400	20,600	—	—	53,000
Other intangible assets	53,016	22,458	2,235	—	77,709
Other long-term assets	41,898	378	3,393	—	45,669

Total assets	$937,359	$403,512	$277,648	$(588,646)	$1,029,873

LIABILITIES AND STOCKHOLDERS' EQUITY
Revolver, notes payable and current maturities of long-term debt	$23,652	$—	$3,037	$—	$26,689
Cash overdraft	5,829	1,641	2,487	—	9,957
Accounts payable	20,199	6,447	24,656	—	51,302
Intercompany payable	26,642	—	83,232	(109,874)	—
Accrued liabilities	36,234	2,966	14,778	—	53,978

Total current liabilities	112,556	11,054	128,190	(109,874)	141,926
Long-term debt	633,761	—	60	—	633,821
Deferred income taxes	93,508	23,405	10,893	—	127,806
Other long-term liabilities	50,975	—	23,739	—	74,714
Minority interest in equity of subsidiaries	—	—	5,047	—	5,047
Commitments and contingencies
Stockholders' equity	46,559	369,053	109,719	(478,772)	46,559

Total liabilities and stockholders' equity	$937,359	$403,512	$277,648	$(588,646)	$1,029,873

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—SUCCESSOR
For the twelve months ended December 31, 2006
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Sales	$261,927	$137,932	$308,730	$—	$708,589
Cost of goods sold	204,013	102,678	243,236	—	549,927

Gross profit	57,914	35,254	65,494	—	158,662
Selling, general and administative expenses	45,112	10,629	31,162	—	86,903
Other operating expense	10,378	2,684	(576)	—	12,486

Operating income	2,424	21,941	34,908	—	59,273
Equity in net income of affiliated companies	60,245	15,820	451	(55,175)	21,341
Interest expense (income), net	56,359	(11,401)	6,936	—	51,894
Other (income) expense	(1,083)	(861)	1,803	—	(141)

Income (loss) before taxes and minority interest	7,393	50,023	26,620	(55,175)	28,861
Provision (benefit) for income taxes	(6,763)	10,763	9,997	—	13,997
Minority interest	—	—	708	—	708

Net income	$14,156	$39,260	$15,915	$(55,175)	$14,156

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—SUCCESSOR
For the forty-six weeks ended December 31, 2005
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Sales	$220,430	$101,596	$249,112	$—	$571,138
Cost of goods sold	177,558	75,673	209,871	—	463,102

Gross profit	42,872	25,923	39,241	—	108,036
Selling, general and administative expenses	36,143	13,679	27,495	—	77,317
Other operating expense (income)	20,724	2,030	(196)	—	22,558

Operating (loss) income	(13,995)	10,214	11,942	—	8,161
Equity in net income (loss) of affiliated companies	15,304	(3,463)	308	(9,041)	3,108
Interest expense (income), net	39,134	(7,548)	5,943	—	37,529
Other expense (income)	7,251	(5,872)	6,839	—	8,218

Income (loss) before taxes and minority interest	(45,076)	20,171	(532)	(9,041)	(34,478)
Provision (benefit) for income taxes	(9,930)	7,582	2,709	—	361
Minority interest	—	—	307	—	307

Net (loss) income	$(35,146)	$12,589	$(3,548)	$(9,041)	$(35,146)

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—PREDECESSOR
For the six weeks ended February 11, 2005
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Sales	$25,193	$7,445	$31,557	$—	$64,195
Cost of goods sold	19,177	5,526	23,873	—	48,576

Gross profit	6,016	1,919	7,684	—	15,619
Selling, general and administative expenses	5,740	1,689	3,792	—	11,221
Other operating expense	12,142	12	113	—	12,267

Operating (loss) income	(11,866)	218	3,779	—	(7,869)
Equity in net income of affiliated companies	2,127	3,980	75	(6,447)	(265)
Interest expense, net	615	(930)	1,086	—	771
Other expense (income)	131	2,462	(2,237)	—	356

Income (loss) before taxes and minority interest	(10,485)	2,666	5,005	(6,447)	(9,261)
Provision (benefit) for income taxes	(3,687)	204	961	—	(2,522)
Minority interest	—	—	59	—	59

Net (loss) income	$(6,798)	$2,462	$3,985	$(6,447)	$(6,798)

PQ CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME—PREDECESSOR
For the year ended December 31, 2004
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Sales	$236,188	$101,468	$269,023	$—	$606,679
Cost of goods sold	180,084	77,729	196,635	—	454,448

Gross profit	56,104	23,739	72,388	—	152,231
Selling, general and administative expenses	49,591	14,489	32,155	—	96,235
Other operating expense	4,900	233	1,242	—	6,375

Operating income	1,613	9,017	38,991	—	49,621
Equity in net income of affiliated companies	46,699	18,938	602	(55,990)	10,249
Interest expense, net	6,185	2	354	—	6,541
Other expense (income)	1,316	(14,186)	14,554	—	1,684

Income before taxes and minority interest	40,811	42,139	24,685	(55,990)	51,645
Provision for income taxes	2,638	4,795	5,493	—	12,926
Minority interest	—	—	546	—	546

Net income (loss)	$38,173	$37,344	$18,646	$(55,990)	$38,173

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—SUCCESSOR
December 31, 2006
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Net cash provided by operating activities	$46,062	$7,664	$5,938	$—	$59,664

Cash flows from investing activities:
Proceeds from sale of capital assets	—	—	1,302	—	1,302
Purchases of property, plant and equipment	(13,732)	(6,501)	(11,412)	—	(31,645)
Purchase of other intangible assets	(1,131)	(585)	—	—	(1,716)

Net cash used in investing activities	(14,863)	(7,086)	(10,110)	—	(32,059)
Cash flows from financing activities:
Revolver and notes payable	(20,001)	—	(173)	—	(20,174)
Cash overdrafts	(5,194)	(570)	(2,441)	—	(8,205)
Issuance of long-term debt	—	—	—		—
Issuance of senior subordinated notes	—	—	—		—
Debt acquisition costs	—	—	—		—
Repayments of long-term debt	(3,652)	—	(830)	—	(4,482)
Repayments of Predecessor debt	—	—	—
Proceeds from issuance of treasury stock	—	—	—		—
Purchase of stock	—	—	—		—
Equity contribution	—	—	—		—
Distributions to minority shareholders	—	—	(401)	—	(401)
Dividend distribution	(2,346)	—	—	—	(2,346)

Net cash used in financing activities	(31,193)	(570)	(3,845)	—	(35,608)
Effect of exchange rate changes on cash	—	—	909	—	909

Net change in cash and cash equivalents	6	8	(7,108)	—	(7,094)
Cash and cash equivalents at beginning of year	70	268	22,634	—	22,972

Cash and cash equivalents at end of year	$76	$276	$15,526	$—	$15,878

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—SUCCESSOR

For the forty-six weeks ended December 31, 2005

(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Net cash provided by operating activities	$4,572	$2,011	$12,136	$—	$18,719

Cash flows from investing activities:
Investment in affiliates	—	—	—	—	—
Purchases of property, plant and equipment	(12,134)	(3,100)	(10,499)	—	(25,733)
Merger consideration	(626,000)	—	—	—	(626,000)
Merger costs	(6,485)	—	—	—	(6,485)

Net cash used for investing activities	(644,619)	(3,100)	(10,499)	—	(658,218)
Cash flows from financing activities:
Revolver and notes payable	23,822	—	116	—	23,938
Cash overdrafts	3,058	1,011	2,480		6,549
Issuance of long-term debt	365,000	—	—	—	365,000
Issuance of senior subordinated notes	275,000	—	—	—	275,000
Debt acquisition costs	(17,631)	—	—	—	(17,631)
Repayments of long-term debt	(1,875)	—	(713)	—	(2,588)
Repayments of Predecessor debt	(114,274)	—	—	—	(114,274)
Equity contribution	163,600	—	—	—	163,600
Distributions to minority shareholders	—	—	(629)	—	(629)
Dividend distribution	(85,325)	—	—	—	(85,325)

Net cash provided by financing activities	611,375	1,011	1,254	—	613,640
Effect of exchange rate changes on cash	—	—	74	—	74

Net change in cash and cash equivalents	(28,672)	(78)	2,965	—	(25,785)
Cash and cash equivalents at beginning of period	33,214	346	15,197	—	48,757

Cash and cash equivalents at end of period	$4,542	$268	$18,162	$—	$22,972

PQ CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—PREDECESSOR

For the six weeks ended February 11, 2005

(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Net cash (used) provided by operating activities	$(13,974)	$418	$6,591	$—	$(6,965)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,165)	(73)	(1,120)	—	(2,358)

Net cash used for investing activities	(1,165)	(73)	(1,120)	—	(2,358)
Cash flows from financing activities:
Revolver and notes payable	46,108	—	—	—	46,108
Cash overdrafts	(904)	(347)	—	—	(1,251)
Proceeds from issuance of treasury stock	1,161	—	—	—	1,161
Purchase of stock	(47)	—	—	—	(47)

Net cash provided by financing activities	46,318	(347)	—	—	45,971
Effect of exchange rate changes on cash	—	—	(700)	—	(700)

Net change in cash and cash equivalents	31,179	(2)	4,771	—	35,948
Cash and cash equivalents at beginning of period	2,035	348	10,426	—	12,809

Cash and cash equivalents at end of period	$33,214	$346	$15,197	$—	$48,757

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—PREDECESSOR
For the year ended December 31, 2004
(in thousands)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Net cash provided by operating activities	$63,469	$2,473	$21,985	$—	$87,927

Cash flows from investing activities:
Proceeds from sale of capital assets	2,153	—	48	—	2,201
Purchases of property, plant and equipment	(14,779)	(2,527)	(18,203)	—	(35,509)

Net cash used for investing activities	(12,626)	(2,527)	(18,155)	—	(33,308)
Cash flows from financing activities:
Notes payable	(6,500)	—	(55)	—	(6,555)
Cash overdrafts	(1,027)	330	—	—	(697)
Repayments of long-term debt	(26,233)	—	(2,774)	—	(29,007)
Proceeds from issuance of treasury stock	2,061	—	—	—	2,061
Purchase of stock	(4,924)	—	—	—	(4,924)
Distributions to minority interest	—	—	(561)	—	(561)
Cash dividends	(13,562)	—	82	—	(13,480)

Net cash (used in) provided by financing activities	(50,185)	330	(3,308)	—	(53,163)
Effect of exchange rate changes on cash	—	8	561	—	569

Net change in cash and cash equivalents	658	284	1,083	—	2,025
Cash and cash equivalents at beginning of year	1,377	64	9,343	—	10,784

Cash and cash equivalents at end of year	$2,035	$348	$10,426	$—	$12,809

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PROSPECTUS SUMMARY
Our Company
Merger Transactions
Our Majority Sponsor
Additional Information
Terms of the Notes
Risk Factors
Summary Historical and Pro Forma Financial Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MARKET SHARE AND INDUSTRY DATA
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
PQ Corporation and Subsidiaries Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2005 (in thousands)
PQ Corporation and Subsidiaries Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations (in thousands)
SELECTED HISTORICAL FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
BOOK-ENTRY; DELIVERY AND FORM
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
PQ CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
PQ CORPORATION & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share amounts)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEET—SUCCESSOR December 31, 2006 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEET December 31, 2005 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—SUCCESSOR For the twelve months ended December 31, 2006 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—SUCCESSOR For the forty-six weeks ended December 31, 2005 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS—PREDECESSOR For the six weeks ended February 11, 2005 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONSOLIDATING STATEMENT OF INCOME—PREDECESSOR For the year ended December 31, 2004 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—SUCCESSOR December 31, 2006 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—SUCCESSOR For the forty-six weeks ended December 31, 2005 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—PREDECESSOR For the six weeks ended February 11, 2005 (in thousands)
PQ CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS—PREDECESSOR For the year ended December 31, 2004 (in thousands)